    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 1996

                                                      REGISTRATION NO. 333-10845
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 4


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         TRANSKARYOTIC THERAPIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            2836                           04-3027191
   (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
of incorporation or organization)    Classification Code Number)          Identification Number)

                               195 ALBANY STREET
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 349-0200
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                RICHARD F SELDEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         TRANSKARYOTIC THERAPIES, INC.
                               195 ALBANY STREET
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 349-0200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

                 PETER WIRTH, ESQ.                                BRUCE K. DALLAS, ESQ.
                PALMER & DODGE LLP                                DAVIS POLK & WARDWELL
                 One Beacon Street                                450 Lexington Avenue
            Boston, Massachusetts 02108                         New York, New York 10017
                  (617) 573-0100                                     (212) 450-4000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued October 4, 1996


                               2,500,000 Shares

                                    [LOGO]

                        Transkaryotic Therapies, Inc.
                                 COMMON STOCK
                           ------------------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $13 AND $15. SEE "UNDERWRITERS" FOR A DISCUSSION OF
 THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE
  COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET
       UNDER THE SYMBOL "TKTX," SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.
                           ------------------------

HOECHST MARION ROUSSEL, INC. WILL PURCHASE AN ADDITIONAL $5 MILLION OF SHARES OF
        COMMON STOCK AT THE PRICE TO PUBLIC SET FORTH BELOW PURSUANT TO ITS
                 COLLABORATION WITH THE COMPANY. SEE "CERTAIN TRANSACTIONS."

                           ------------------------

       THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                         COMMENCING ON PAGE 8 HEREOF.

                           ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                           ------------------------
                             PRICE $     A SHARE
                           ------------------------

                                                                      UNDERWRITING
                                                     PRICE TO        DISCOUNTS AND       PROCEEDS TO
                                                      PUBLIC         COMMISSIONS(1)       COMPANY(2)
                                                     --------        --------------      -----------
Per Share.....................................          $                  $                  $
Total(3)......................................       $                  $                  $

------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
    (2) Before deducting expenses payable by the Company estimated at $680,000.
    (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 375,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering overallotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
        and proceeds to Company will be $        , $        and $        ,
        respectively. See "Underwriters."

                            ------------------------

    The shares are offered, subject to prior sale, when, as and if received and accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is
expected that delivery of the shares will be made on or about             , 1996
at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y. against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY & CO.
   Incorporated

                UBS SECURITIES

                                                   PACIFIC GROWTH EQUITIES, INC.
            , 1996

[The figure shows a flowchart diagram of TKT's Gene Activation technology. A human cell containing an inactive erythropoietin gene is modified by the introduction of new regulatory DNA sequences. This process results in the activation of the erythropoietin gene and production of Gene Activated erythropoietin ("GA-EPO").]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

     UNTIL               , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

     The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements certified by independent auditors and quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year following the end of each such quarter.
                            ------------------------


                               TABLE OF CONTENTS
                                                                          PAGE
                                                                          ----
Prospectus Summary........................................................  4
Risk Factors..............................................................  8
Use of Proceeds........................................................... 16
Dividend Policy........................................................... 16
Dilution.................................................................. 17
Capitalization............................................................ 18
Selected Financial Data................................................... 19
Management's Discussion and Analysis of Financial Condition and
  Results of Operations................................................... 20
Business.................................................................. 24
Management................................................................ 42
Certain Transactions...................................................... 49
Principal Stockholders.................................................... 51
Description of Capital Stock.............................................. 53
Shares Eligible for Future Sale........................................... 56
Underwriters.............................................................. 58
Legal Matters............................................................. 60
Experts................................................................... 60
Additional Information.................................................... 60
Index to Financial Statements.............................................F-1

--------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and financial statements appearing elsewhere in this Prospectus. All references herein, unless the context otherwise requires, to the "Company" or "TKT" refer to Transkaryotic Therapies, Inc. Except as otherwise noted herein, information in this Prospectus (i) assumes no exercise of the Underwriters overallotment option, and (ii) reflects the automatic conversion upon the closing of this offering of all outstanding shares of Class A Redeemable Convertible, Class A, Class B, Class C, Class D, Class E, Class F and Class G Convertible Preferred Stock of the Company into an aggregate of 8,614,026 shares of Common Stock and (iii) gives effect to a
1.285714 for 1 stock split of Common Stock effected in the form of a stock dividend. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements.

                                  THE COMPANY

     Transkaryotic Therapies, Inc. ("TKT" or the "Company") has developed two proprietary technology platforms, Gene Activation and gene therapy. The Company's Gene Activation technology is a proprietary approach to the large scale production of therapeutic proteins which does not require the cloning of genes and their subsequent insertion into non-human cell lines. Consequently, the Company believes its Gene Activation technology avoids using patented approaches to protein production associated with such conventional genetic engineering which have served as effective barriers to competition in the $11 billion therapeutic protein market. As a result, the Company believes it will be able to develop and successfully commercialize a broad range of gene activated versions of proteins which have proven medical utility, received marketing approval from regulatory authorities and generated significant revenues in major markets. The Company's most advanced Gene Activation development program is for the production of Gene Activated erythropoietin ("GA-EPO") with clinical trials expected to commence in the first half of 1997. The Company's gene therapy technology ("Transkaryotic Therapy") is a non-viral, ex vivo system based on the genetic modification of patients' cells to produce and deliver therapeutic proteins for extended periods of time. The Company's Transkaryotic Therapy system has produced target proteins at therapeutic levels for the lifetime of animals without any side effects and preliminary clinical testing suggests that the system appears to be well-tolerated.

     TKT believes that its proprietary Gene Activation technology represents a new wave in the evolution of protein production technology. Gene Activation is based on the observation that essentially all human cells contain genes encoding commercially valuable proteins, but that these genes are generally "turned off" in most cells. As opposed to conventional protein production technology based on the cloning of human genes and their subsequent insertion into bacteria, yeast or mammalian cells, Gene Activation bypasses the genetic "off switch" in the human cell with DNA sequences including an "on switch" that allows the human gene to express the desired protein in its natural setting. These Gene Activated human cells are then grown in large numbers and the protein of interest is harvested, purified and readied for administration. The Company has successfully applied its Gene Activation technology to the production of GA-EPO and has demonstrated that the properties of cells generated by Gene Activation are predictable and sufficient for scale-up to commercial production levels and that the protein produced by these cells has the expected structural and functional characteristics based on naturally produced erythropoietin.


     In order to rapidly develop and exploit its Gene Activation technology, TKT has entered into two strategic alliances with Hoechst Marion Roussel, Inc. ("HMRI"), the first in May 1994 and the second in March 1995. HMRI and its pharmaceutical affiliates are one of the largest pharmaceutical groups in the world with significant distribution capabilities in all major markets. The alliances are focused on the development of two products, GA-EPO, a protein hormone which is expected to compete in the $2.9 billion (1995) worldwide market for erythropoietin and a second, undisclosed protein. Under the terms of the alliances, if both products are successfully developed, TKT has the potential to receive a total of $125 million in license fees, equity investments, milestone payments and research funding from HMRI. To date, TKT has received a total of $42 million from HMRI in connection with these two alliances, consisting of $20 million in license fees, $15 million in equity investments, $5 million in research funding and $2 million in milestone payments.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Under the terms of the agreements, HMRI is responsible for all worldwide development, manufacturing and marketing. TKT has the potential to receive a royalty based on net sales of these two products worldwide. The Company believes that working with Gene Activated proteins having conventional counterparts that are well known to regulatory authorities may allow their clinical development to be accomplished in a focused and timely manner.

     The Company's gene therapy technology is focused on the commercialization of non-viral gene therapy products for the long-term treatment of a broad range of human diseases. In Transkaryotic Therapy, a small sample of the patient's cells are removed in an out-patient procedure and sent to the Company's pilot manufacturing facility where the cells are genetically engineered to produce the desired therapeutic protein. In Transkaryotic Therapy, DNA is inserted into cells using physical or chemical techniques rather than viruses or other infectious agents. After the cells and the protein have been tested by TKT to ensure both safety and functionality, an appropriate number of the genetically-engineered cells are returned to the physician and injected back into the patient. TKT believes that the entire process will require approximately six weeks to complete, after which the patient should be capable of producing his or her own supply of the therapeutic protein for an extended period of time. TKT believes that its Transkaryotic Therapy gene therapy system is broadly enabling and well-suited to the treatment of chronic protein deficiency states such as hemophilia, diabetes, and hypercholesterolemia. The potential benefits of Transkaryotic Therapy include improved therapeutic outcomes, the elimination of frequent and painful injections and attendant patient compliance problems, a reduction in side effects associated with over and underdosing of proteins, and significant reductions in the total cost of therapy. Preliminary data from an initial Phase I safety study of genetically modified cells indicate that the therapy appears to be well-tolerated.

     The Company has successfully applied its gene therapy approach in a variety of model systems, using a number of different cell types to express a variety of therapeutically useful proteins. Cells engineered by the Company retain their normal properties, are stably transfected at efficiencies adequate for commercial application, express the proteins of interest at therapeutic levels and have delivered the therapeutic protein of interest for the lifetime of experimental animals. The Company is conducting two preclinical programs of its Transkaryotic Therapy products, one for the treatment of Fabry disease, a lysosomal storage disorder, based on the production and delivery of the enzyme -galactosidase, and a second for the treatment of Hemophilia A based on the production and delivery of coagulation Factor VIII. The Company anticipates that it will initiate a Phase I clinical trial to study protein replacement in Fabry disease in 1996 and gene therapy clinical trials for both Fabry disease and Hemophilia A in 1997.

     The Company's initial business strategy is to apply its Gene Activation technology to the development and commercialization of several currently marketed proteins. The Company's two strategic alliances with HMRI are the primary focus of its Gene Activation activities, and TKT is actively pursuing other Gene Activation product candidates for commercialization either with pharmaceutical partners or independently. In parallel, the Company plans to continue research and development of its Transkaryotic Therapy system to develop a novel class of gene therapy treatments for a variety of protein deficiency diseases. Taken together, the Company believes its Gene Activation and gene therapy platforms are complementary opportunities that offer the potential for the development of powerful product pipelines that may have a significant impact in addressing society's healthcare needs.

     TKT was incorporated in Delaware in 1988. The Company's principal executive offices are located at 195 Albany Street, Cambridge, Massachusetts 02139, and its telephone number is (617) 349-0200.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Common Stock offered................................     2,500,000 shares(1)
Common Stock to be purchased by HMRI................       357,143 shares(2)
Common Stock to be outstanding after the offering...    16,668,796 shares(3)
Use of Proceeds.....................................    Research, preclinical and clinical
                                                        product development, and general
                                                        corporate purposes
Nasdaq National Market Symbol.......................    TKTX

---------------

(1) Excludes 375,000 shares subject to the Underwriters overallotment option. See "Underwriters."

(2) Under its existing collaboration with the Company, at the closing of this offering, HMRI will purchase an additional $5 million of Common Stock at the initial public offering price (the "HMRI New Investment"). The number of shares set forth above assumes an initial public offering price of $14.00 per share (the mid-point of the filing range). The actual number of shares will be determined by dividing $5 million by the initial public offering price.

(3) Excludes (i) 817,086 shares issuable upon exercise of warrants outstanding as of August 15, 1996 (at a weighted average exercise price of $7.53 per share); (ii) 2,250,000 shares of Common Stock reserved for issuance under the Company's 1993 Long-Term Incentive Plan, of which options to purchase 875,249 shares were outstanding as of August 15, 1996; and (iii) 231,429 shares of Common Stock reserved for issuance under the Company's 1993 Non-Employee Directors' Stock Option Plan, none of which have been granted as of August 15, 1996. See "Description of Capital Stock -- Warrants" and "Management -- 1993 Long-Term Incentive Plan" and Note 11 of Notes to Financial Statements. The number of shares issuable upon conversion of the outstanding Class A Redeemable Convertible Preferred Stock, which will be determined based on the initial public offering price, is based on an assumed initial public offering price of $14.00 per share. See "Description of Capital Stock -- Preferred Stock" and "Capitalization."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                                                       SIX
                                                                                  MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,              JUNE 30,
                                           -------------------------------     -------------------
                                            1993        1994        1995        1995        1996
                                           -------     -------     -------     -------     -------
STATEMENT OF OPERATIONS DATA:
  License and contract fee revenues.....   $    --     $10,000     $15,400     $11,700     $ 1,975
  Costs and expenses:
     Research and development...........     6,253       9,126      10,067       5,205       6,839
     General and administrative.........     2,998       4,690       4,290       1,737       1,911
                                           -------     -------     -------     -------     -------
  Total costs and expenses..............     9,251      13,816      14,357       6,942       8,750
  Interest income, net..................       168         394       1,116         432         788
  Provision for income taxes............        --          --          85          85          --
                                           -------     -------     -------     -------     -------
  Net income (loss).....................   $(9,083)    $(3,422)    $ 2,074     $ 5,105     $(5,987)
                                           =======     =======     =======     =======     =======
  Pro forma net income (loss)
     per share(1).......................                           $   .14     $   .35     $  (.42)
                                                                   =======     =======     =======
  Shares used in computing pro forma net
     income (loss) per share(1).........                            14,633      14,640      14,255

                                                                     JUNE 30, 1996
                                                      --------------------------------------------
                                                       ACTUAL      PRO FORMA(2)     AS ADJUSTED(3)
                                                      --------     ------------     --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable
     securities.....................................  $ 28,774       $ 57,244          $ 89,114
  Working capital...................................    27,958         56,428            88,298
  Total assets......................................    33,626         62,096            93,966
  Class A redeemable preferred stock................     4,545             --                --
  Deficit accumulated during the development
     stage..........................................   (31,131)       (31,131)          (31,131)
  Total stockholders' equity........................    27,887         60,902            92,772

---------------
(1) Computed on the basis described in Note 2 of Notes to Financial Statements.

(2) Gives effect to (i) the sale of 909,091 shares of Class G Convertible Preferred Stock at a price of $22.00 per share to BB Biotech AG and an additional 224,498 shares to certain stockholders of the Company pursuant to pre-emptive rights subsequent to June 30, 1996, all of which shares will convert into an aggregate of 1,457,559 shares of Common Stock upon the closing of this offering, (ii) the conversion of all outstanding shares of Preferred Stock (including Class G) into an aggregate of 8,614,026 shares of Common Stock upon the closing of this offering and (iii) 357,143 shares of Common Stock to be sold in the HMRI New Investment.

(3) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered hereby after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors in addition to the other information set forth in this Prospectus.

EARLY STAGE OF DEVELOPMENT; COMMERCIAL UNCERTAINTY

     TKT is at an early stage of development. All of the Company's potential Gene Activation products are in research or preclinical development. No revenues have been generated from product sales and no such revenues are expected for at least several years. The Gene Activation products currently under development by the Company will require significant additional development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercial use. There can be no assurance that any Gene Activation products will ultimately be developed by the Company and its corporate partners, or that, even if developed, these products will receive regulatory approval. If approved, these products will compete with established products of proven safety and efficacy, the manufacturers of which can be expected to employ intellectual property challenges to commercialization of these products. See "-- Patents and Proprietary Rights." There can be no assurance that the Company's Gene Activation products, if any, will be able to be commercialized or, if commercialized, that they will be accepted by medical centers, hospitals, physicians or patients in lieu of existing treatments. Accordingly, there can be no assurance that these products can be successfully manufactured and marketed at prices that would permit the Company and its corporate partners to operate profitably. The Company's potential gene therapy products may be even further from commercial introduction. Due to the early stage of development of the Company's potential gene therapy products and the extensive research, development, preclinical and clinical testing, and regulatory review process required before marketing approval can be obtained, the Company cannot predict with certainty when it will be able to commercialize any of its potential gene therapy products, if at all.

TECHNOLOGICAL UNCERTAINTY

     Gene Activation and gene therapy are new and rapidly evolving technologies. Existing preclinical data on the safety and efficacy of proteins produced by the Company's Gene Activation technology are limited, and the Company's Gene Activation products have not yet been tested in humans. The Company's potential gene therapy products are even further from commercial introduction. While many approaches to gene therapy are being pursued by pharmaceutical and biotechnology companies and academic institutions, there are currently no marketed gene therapy products, and existing clinical data on the safety and efficacy of potential gene therapy products are limited. The potential gene therapy products currently under development by the Company will require substantial additional development efforts, including extensive preclinical and clinical testing and the receipt of regulatory approvals prior to commercial introduction. For any given disease, gene therapy generally, as well as the Company's specific approach to gene therapy, may not be efficacious or may prove to have undesirable and unintended side effects, toxicities or other characteristics that may prevent or limit commercial use. There can be no assurance that the Company's products will obtain approval from the U.S. Food and Drug Administration (the "FDA") or equivalent foreign regulatory authorities for any indication.

UNCERTAINTY ASSOCIATED WITH CLINICAL TRIALS

     Subject to compliance with FDA regulations, TKT and its corporate partners plan to undertake extensive clinical testing in humans to evaluate the safety and efficacy of its Gene Activation and gene therapy products in development. None of the Company's Gene Activation products has entered clinical trials. The rate of completion of clinical trials is dependent upon, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in the anticipated Gene Activation clinical trials may result in program delays, which could have a material adverse effect on TKT. Even if clinical trials are completed, there can be no assurance that the Company or its partners will be able to submit a Product License Application ("PLA") to the FDA or comparable regulatory agencies in foreign countries on the schedule anticipated or that such applications will be reviewed and approved by such regulatory agencies in a timely manner. Of the gene therapy products under development at the Company, only one is in Phase I human clinical trials. The Company currently intends to seek a collaborative partner prior to proceeding with further clinical development of this product. There can be no assurance that the Company will be able to obtain authorization from the FDA for additional human clinical testing of any of its gene therapy products currently in research or preclinical development. There can be no assurance that any authorized clinical testing will be completed successfully within any specified time period, if at all, with respect to any potential product. There also can be no assurance that such testing will show any potential product to be safe or efficacious or that any such product will be approved by the FDA for any indication. Furthermore, the Company or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks. There can be no assurance that the Company will not encounter problems in clinical trials which will cause the Company or the FDA to delay or suspend clinical trials.

PATENTS AND PROPRIETARY RIGHTS

     The Company's success may depend in large part on its ability to obtain patent protection for its Gene Activation and gene therapy processes and potential products in the U.S. and other countries and to obtain the right to use in its potential products genes or other technology that have been or may be patented by others. Currently, the Company has 19 pending patent applications in the U.S. to protect its proprietary methods and processes; it has also filed foreign patent applications corresponding to certain of these U.S. patent applications. In addition, the Company has entered into several agreements to license proprietary rights from other parties. However, the patent situation in the field of biotechnology generally is highly uncertain and involves complex legal, scientific and factual questions. To date there has emerged no consistent policy regarding the breadth of claims allowed in biotechnology patents. Accordingly, there can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued or that, if issued, the patents will not be challenged, invalidated or circumvented or will afford protection against competitors with similar technology.

     Many biotechnology and pharmaceutical companies, universities and research institutions, including competitors with substantial resources, have filed patent applications and have been issued patents potentially relating to the Company's Gene Activation and gene therapy technologies. In addition, certain competitors have filed patent applications and have been issued patents relating to certain methods of producing therapeutic proteins that the Company anticipates producing using its Gene Activation technology. The Company's Gene Activation and gene therapy technologies and potential products may be found to conflict or be alleged to conflict with patents which have been or may be granted to competitors, universities or others. There are a substantial number of biotechnology patent applications under review at the U.S. Patent and Trademark Office (the "PTO"). Because patent applications in the U.S. are maintained in secrecy until patents issue, the Company cannot be certain that others have not filed or maintained patent applications for technology used by the Company or covered by the Company's pending patent applications or that the Company was the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compositions of matter or processes that block or compete with those of the Company. Furthermore, as is the case with any pending patent application, competitors may attempt to amend existing applications to claim rights to compositions of matter or processes that may block the Company. No assurance can be given that the Company's products or processes may not infringe patents that may issue under pending patent applications. With respect to gene therapy technology, the Company is currently involved in one interference proceeding declared by the PTO in order to determine the patentability of the technology and the priority of invention and, thus, the right to a patent for such technology in the U.S. See "Business -- Patents, Proprietary Rights and Licenses." Should any of its competitors have filed additional patent applications in the U.S. that claim technology also invented by the Company, the Company may have to participate in additional interference proceedings declared by the PTO, all of which could result in substantial cost to the Company to determine its rights or potential loss of rights.

     The biotechnology industry has been characterized by significant litigation and interference proceedings regarding patents, patent applications and other intellectual property rights, and many companies in the biotechnology industry have attempted to employ intellectual property litigation to gain or preserve a competitive advantage. For example, there has been substantial intellectual property litigation between suppliers of erythropoietin throughout the world. In September 1996, the Company received a letter from Amgen, Inc. ("Amgen") stating, without further elaboration, that in Amgen's opinion any implication that the Company will be able to commercialize GA-EPO in the United States is "materially false and misleading." The Company has received an opinion of Hamilton, Brook, Smith & Reynolds, P.C., counsel to the Company, that the technologies employed by the Company and the method of their use in the Company's products do not infringe U.S. Patent Numbers 4,703,008, 5,441,868 and 5,547,933, the principal Amgen patents, and would not infringe such patents under the doctrine of equivalents. Based upon this opinion as well as its and its counsel's review of other relevant patents, the Company believes that it will be able to commercialize GA-EPO in the United States upon successful completion of its clinical trials and receipt of FDA approval. This opinion, however, is not binding on any court, and there can be no assurance that the Company will not in the future become subject, in the United States or any other country, to patent infringement claims, interferences and other litigation involving patents, including the three referenced Amgen patents, or any patents that may issue on any pending patent applications, including Amgen patent applications. The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming. Litigation and interference proceedings could result in substantial expense to the Company or its corporate partner and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although a number of patent and intellectual property disputes in the biotechnology area have been settled through licensing or similar arrangements, costs associated with any such arrangement may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company or its corporate partner or would be available on acceptable terms. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company or its corporate partner from manufacturing and selling some or all of its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.


     Although the Company has licensed proprietary rights to certain genes (for example, for Factor VIII and Factor IX) to be used in its gene therapy products, the Company presently has no proprietary rights to certain other genes that it may later seek to use in its products and which may be the subject of issued third party patents or pending patent applications. As a result, the Company may be required to obtain licenses under third party patents in order to market certain of its products. If such licenses are not made available to the Company on acceptable terms, the Company will not be able to market such products. In addition, under the Company's license and sublicense agreements, the licensors and sublicensors may terminate these agreements upon the Company's failure to meet certain specified milestones. Any such termination of an existing license or sublicense by any such licensor or sublicensor, or any inability by the Company to obtain any required license, could have a material adverse effect on the Company's business.

     The Company also relies upon unpatented proprietary technology, processes and know-how, which the Company protects in part by confidentiality agreements with its employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

UNCERTAINTY OF GOVERNMENT REGULATORY REQUIREMENTS; LENGTHY APPROVAL PROCESS

     The Company's research and development, preclinical testing, clinical trials, facilities and manufacturing and marketing of its products will be subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. The regulatory process for new therapeutic products, which includes preclinical and clinical testing of each product to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent FDA regulatory approval. In addition, delays or rejections may be encountered based upon changes in FDA policy during the period of product development and FDA regulatory review of each submitted License Application. Similar delays may also be encountered and substantial resources expended in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any Gene Activation or gene therapy products developed by the Company. Moreover, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed and contain requirements for post-marketing follow-up studies. Because gene therapy is a relatively new technology and products for gene therapy have not been extensively tested in humans, the regulatory requirements governing gene therapy products may be subject to substantial additional review by various regulatory authorities in the U.S. and abroad. These requirements may result in extensive delays in initiating clinical trials of gene therapy products and in the regulatory approval process in general.

     Any of the foregoing effects of government regulation, as well as of comparable foreign regulation, could delay the marketing of the Company's Gene Activation and gene therapy products for a considerable or indefinite period of time, materially increase the cost involved in developing, manufacturing and marketing the Company's products, diminish or eliminate any competitive advantage the Company may enjoy, or otherwise adversely affect the Company's ability to conduct its business. Compliance with applicable government regulations governing each of the Company's potential Gene Activation and gene therapy products will require a significant commitment of time, money and effort by the Company and its corporate partners with no assurances that any approval will ultimately be granted on a timely basis, if at all.

HISTORY OF OPERATING LOSSES; FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company has experienced significant operating losses since its inception in 1988. As of June 30, 1996, the Company had an accumulated deficit of $31,131,049. The Company expects that it will continue to incur substantial losses for at least several years and expects cumulative losses to increase as the Company's research and development efforts expand. The Company expects that such losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that the Company will ever achieve sales or profitability.

     The Company will require substantial funds to conduct research and development (including preclinical and clinical testing) of its potential products and to manufacture and market any products that are approved for commercial sale. The Company's future capital requirements will depend on many factors, including continued progress in its research and development programs, the magnitude of these programs, the scope and results of clinical trials, the timing and receipt of milestone payments, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, competing technological and market developments, the ability of the Company to establish and maintain collaborative arrangements, and the cost of manufacturing and commercialization activities. To date, the Company has not received any revenues from product sales. The Company intends to seek additional funding through collaborative arrangements or through public or private financings. There can be no assurance that additional financing will be available on acceptable terms, if at all.

COMPETITION

     The field of biotechnology is new and evolving, and it is expected to continue to undergo significant and rapid technological change. Technological developments could result in the Company's potential products becoming obsolete. The Company's products and technologies will be subject to substantial competition, both from other companies in the field of Gene Activation and gene therapy and from companies which have other forms of treatment of the diseases targeted by the Company.

     The Company is initially focusing its Gene Activation efforts on established products with proven safety and efficacy. The Company anticipates that companies selling such products will compete vigorously. There can be no assurance that the Company's Gene Activation products will be accepted by medical centers, hospitals, physicians or patients in lieu of existing products, or as to the effect of such competition on the market prices of the Company's products.

     Although the Company has a major corporate partner, many of the Company's existing or potential competitors have substantially greater product development capabilities and financial, scientific, marketing or human resources than the Company. Similarly, other competitors of the Company may enter into collaborative relationships with other companies having such greater resources. In addition, certain of these competitors have significantly greater experience than the Company in undertaking human clinical trials of new therapeutic products. Accordingly, other companies may succeed in developing products earlier than the Company, obtaining FDA approvals for such products more rapidly than the Company, or developing products that are more effective or less costly than those proposed to be developed by the Company. Furthermore, if the Company is permitted to commence commercial sales of products, it may also be competing with respect to commercial manufacturing and marketing capabilities, areas in which it has no experience.

NO MANUFACTURING, DISTRIBUTION OR MARKETING CAPABILITY

     Although the Company has a pilot gene therapy manufacturing facility and believes it will be able to manufacture its potential products on a large scale, the feasibility of large-scale manufacturing of such products has not been demonstrated. If the Company is unable to develop or contract for manufacturing capabilities on acceptable terms, the Company's ability to commercialize its potential products would be materially adversely affected. If the Company is delayed in establishing suitable manufacturing capabilities, the Company's ability to conduct human clinical testing may be adversely affected, resulting in the delay of submission of potential products for regulatory approval and initiation of new development programs, which in turn could impair materially the Company's competitive position and the possibility of the Company achieving profitability. In addition, although the Company believes that its potential products will be cost-effective, there can be no assurance that the Company will be able to manufacture and distribute such products at a reasonable cost, that the Company will be able to price such products competitively or, if priced competitively, that the Company will be able to achieve margins sufficient to allow it to achieve profitability.

     The Company plans to provide its gene therapy products through central manufacturing facilities. The establishment of these facilities will require substantial additional funds and personnel and will require compliance with extensive regulations applicable to such facilities. There can be no assurance that such funds and personnel will be available on acceptable terms, if at all, or that the Company will be able to comply with such regulations at acceptable cost, if at all. In addition, in managing this expansion the Company may encounter unforeseen regulatory, logistical or management problems or incur unexpected operating costs. Failure or delays in establishing these facilities, or the incurrence of unexpected operating costs, could adversely affect the ability of the Company to manufacture and market its gene therapy products. Furthermore, the Company has no experience in sales, marketing or distribution. In order to market any of its gene therapy products, the Company must develop a marketing and sales capability, either on its own or in conjunction with others. There can be no assurance that the Company will be able to enter into any arrangements for the marketing of its products, that such arrangements will be successful, or that the Company will be able to obtain additional capital and expertise to conduct such activities independently.

     The Company has no manufacturing, sales, marketing or distribution capabilities for its Gene Activation products. The Company's collaborative partner, HMRI, is responsible for the manufacture, sales, marketing and distribution of GA-EPO and the undisclosed second protein. With respect to future Gene Activation products, the Company may seek collaborative partners or may manufacture and commercialize the products on its own. There can be no assurance that the Company will be successful in establishing such future collaborative relationships or that the Company will be able to conduct such activities independently. See "-- Dependence on Collaborative Partners."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is highly dependent on the retention of principal members of its scientific and management staff. Furthermore, the Company's future growth will require the hiring of significant numbers of qualified scientific and management personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to the Company's success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of the Company's activities, and there can be no assurance that the Company will be able to continue to attract and retain on acceptable terms the qualified personnel necessary for the development of its business.


DEPENDENCE ON HMRI AND OTHER COLLABORATIVE PARTNERS



     The Company has entered into arrangements with HMRI on two of its Gene Activation development programs and with another corporate partner on one of its gene therapy development programs. Each agreement is subject to termination without cause on short notice under certain circumstances and there is no assurance that in the future either partner will not exercise its termination rights. The Company is relying on HMRI to develop, conduct clinical trials, obtain regulatory approval for the sale of, manufacture and market GA-EPO and the undisclosed second protein worldwide. There can be no assurance that HMRI will devote the resources necessary to complete development of and commercialize these two potential products. Should

HMRI fail to develop and commercialize these two potential products, the Company's business would be materially adversely affected.


     The Company's strategy for the research, development and commercialization of certain of its potential products includes the possibility that it will enter into various additional arrangements with corporate partners, licensors, licensees and others. There can be no assurance that any further arrangements will be effected in the future. Although the Company believes parties to any existing and future arrangements, if entered into, would have economic and other motivations to perform their contractual responsibilities in full, the amount and timing of resources which they would devote to these activities would not be within the control of the Company. There can be no assurance that such parties would perform their obligations as expected or that any revenue would be derived by the Company from such arrangements.

PRODUCT LIABILITY AND INSURANCE

     The Company's business will in the future expose it to potential product liability risks which are inherent in the testing, manufacturing and marketing of human therapeutic products. Although the Company has clinical trial liability insurance for trials conducted in the U.S., the Company does not currently have any product liability insurance, and there can be no assurance that it will be able to obtain or maintain such insurance on acceptable terms, if at all, or that any insurance obtained will provide adequate protection against potential liabilities. An inability to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, in addition to exposing the Company to significant liabilities, could prevent or inhibit the commercialization of products developed by the Company.

UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

     The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. For example, in certain foreign markets, pricing and profitability of prescription pharmaceuticals is subject to government control. In particular, individual pricing negotiations are often required in each country of the European Community, even if approval to market the drug is obtained. In the U.S. there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the U.S. has and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement of such proposals or efforts could have a material adverse effect on the Company's ability to raise capital, and the adoption of such proposals or efforts could have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for the Company, the Company's ability to establish corporate collaborations may be adversely affected. In addition, in both domestic and foreign markets, sales of the Company's products, if any, will be dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. If the Company succeeds in commercializing products, there can be no assurance that these products will be considered cost effective, that reimbursement will be available, or if available, that the payor's reimbursement policies will be adequate to permit the Company to realize a reasonable return on its investment.

CONCENTRATION OF OWNERSHIP

     Following this offering, the present officers, directors and holders of more than 5% of the Company's stock will beneficially own approximately 60.8% of the outstanding shares of the capital stock of the Company, assuming the exercise of warrants outstanding as of the date of this Prospectus. Accordingly, such persons will have the ability to exercise significant influence over the management and policies of the Company and to control the election of the Company's Board of Directors and most other stockholder actions.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Upon completion of this offering, the 13,811,653 shares of Common Stock outstanding as of August 15, 1996 (after giving effect to the conversion of all shares of preferred stock into Common Stock upon the closing of this offering) will be "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and under certain circumstances may be sold without registration pursuant to Rule 144. In addition to the 2,500,000 shares offered hereby, approximately 1,390,552 shares of outstanding Common Stock will be eligible for sale in the public market pursuant to Rule 144(k) under the Securities Act immediately after this offering (excluding approximately 1,455,402 outstanding shares that would be eligible for sale in the public market immediately after the offering were they not subject to the lock-up agreements described below). An additional 458,155 shares of outstanding Common Stock will become eligible for sale pursuant to Rules 144 and 701 under the Securities Act beginning 90 days after the effective date of this offering (excluding an additional 2,014,073 outstanding shares that would be eligible for sale in such time were they not subject to the lock-up agreements described below). Holders of 11,869,398 shares of Common Stock have entered into lock-up agreements pursuant to which they have agreed not to publicly offer, sell or otherwise dispose of such shares without the consent of the Representatives of the Underwriters for 180 days after the effective date of this offering. The Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the then prevailing market price of the Common Stock. As of August 15, 1996, the holders of approximately 8,614,026 shares of Common Stock were entitled to certain piggyback and demand registration rights with respect to such shares. In addition, in connection with the sale of 357,143 shares of Common Stock in the HMRI New Investment, the Company will grant to HMRI one demand registration right with respect to such shares exercisable after the expiration of the lock-up agreement. By exercising their registration rights, subject to certain limitations, such holders could cause a large number of shares to be registered and sold in the public market commencing 180 days after the date of this Prospectus. Such sales may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriters."


DILUTION; ABSENCE OF DIVIDENDS

     Investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution in net tangible book value per share. In addition, investors purchasing shares of Common Stock in this offering will incur additional dilution to the extent outstanding options and warrants are exercised. See "Dilution," "Management -- 1993 Long-Term Incentive Plan" and "Management -- 1993 Non-Employee Directors' Stock Option Plan" and "Description of Capital Stock -- Warrants."

     The Company has never paid dividends and does not intend to pay any dividends in the foreseeable future. See "Dividend Policy."

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation and By-laws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. See "Description of Capital Stock -- Preferred Stock" and "Description of Capital Stock -- Delaware Law and Certain Charter and By-Law Provisions."

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The public offering price of the Common Stock will be established by negotiations between the Company and the Representatives of the Underwriters. See "Underwriters."

     The market price of the shares of Common Stock, like that of the common stock of many other early-stage biotechnology companies, may be highly volatile. Factors such as announcements of technological innovations or new commercial products by the Company or its competitors, disclosure of results of clinical testing or regulatory proceedings, governmental regulation and approvals, developments in patent or other proprietary rights, public concern as to the safety of products developed by the Company and general market conditions may have a significant effect on the market price of the Common Stock. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many biotechnology and pharmaceutical companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $31,870,000 ($36,752,500 if the Underwriters exercise the overallotment option in full) at an assumed initial public offering price of $14.00 per share (the mid-point of the filing range) and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company intends to use the net proceeds of this offering along with the $5 million to be received from the HMRI New Investment for research, preclinical and clinical product development and other general corporate purposes. The amounts actually expended for each purpose may vary significantly based upon numerous factors including the results of clinical trials, the timing of regulatory approvals, technological advances, determinations concerning commercial potential of particular products, the status of competitive products, the progress of the Company's research and development programs, establishment of collaborative arrangements with other companies and research institutions and the availability of financing. Pending application of the net proceeds of this offering as described above, the Company intends to invest such net proceeds in investment grade, interest-bearing securities or in interest-bearing accounts.


     Based upon its current operating plan, the Company believes that its available cash, together with the proceeds of this offering and interest income, will be adequate to satisfy its capital needs through 1999. The Company will require substantial funds to conduct research and development (including preclinical and clinical testing) of its potential products and to manufacture and market any products that are approved for commercial sale. The Company's future capital requirements will depend on many factors, including continued progress in its research and development programs, the magnitude of these programs, the scope and results of clinical trials, the timing and receipt of milestone payments, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, competing technological and market developments, the ability of the Company to establish and maintain collaborative arrangements, the cost of manufacturing and commercialization activities. To date, the Company has not received any revenues from product sales. The Company intends to seek additional funding through collaborative arrangements or through public or private financings. There can be no assurance that additional financing will be available on acceptable terms or at all.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain all of its earnings, if any, for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                    DILUTION

     The pro forma net tangible book value of the Company, as of June 30, 1996, was $60,545,535 or $4.27 per share. Pro forma "net tangible book value per share" is equal to the Company's pro forma total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to (i) the sale of 1,133,589 shares of Class G Convertible
Preferred Stock subsequent to June 30, 1996, (ii) the conversion of all outstanding shares of Preferred Stock (including Class G) into an aggregate of 8,614,026 shares of Common Stock upon the closing of this offering and (iii) the purchase by HMRI of $5 million of Common Stock in the HMRI New Investment. After giving effect to the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share (the mid-point of the filing range), and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of June 30, 1996 would have been $92,415,535 or $5.54 per share. This represents an immediate increase of $1.27 per share to existing stockholders and an immediate dilution of $8.46 per share to new investors (the "New Investors"). The following table illustrates this per share dilution:

    Assumed initial public offering price per share.....................            $14.00
    Pro forma net tangible book value per share as of June 30, 1996.....  $4.27
    Increase per share attributable to New Investors....................   1.27
                                                                          -----
    Pro forma net tangible book value per share as of June 30, 1996 as
      adjusted for the offering.........................................              5.54
                                                                                    ------
    Dilution per share to New Investors.................................            $ 8.46
                                                                                    ======

     Using the foregoing assumptions, the following table summarizes on a pro forma basis at June 30, 1996 the difference between existing stockholders, HMRI and New Investors with respect to the number of shares purchased from the Company, the total consideration paid to the Company and the average consideration paid per share at an assumed initial public offering price of $14.00 per share.

                                         SHARES PURCHASED        TOTAL CONSIDERATION        AVERAGE
                                       --------------------     ----------------------       PRICE
                                         NUMBER     PERCENT        AMOUNT      PERCENT     PER SHARE
                                       ----------   -------     ------------   -------     ---------
    Existing stockholders............  13,811,653     82.9%     $ 88,804,856     68.9%      $ 6.43
    New Investors....................   2,500,000     15.0        35,000,000     27.2        14.00
    HMRI New Investment(1)...........     357,143      2.1         5,000,002      3.9        14.00
                                       ----------    -----      ------------    -----
              Total..................  16,668,796    100.0%     $128,804,858    100.0%
                                       ==========    =====      ============    =====

---------------

(1) Reflects the sale to HMRI of 357,143 shares of Common Stock at an assumed initial public offering price of $14.00 pursuant to the HMRI New Investment.

     The foregoing tables assume no exercise of the Underwriters' overallotment option and no exercise of outstanding options or warrants to purchase Common Stock. At August 15, 1996, there were outstanding options to purchase an aggregate of 875,249 shares of Common Stock for nominal consideration and outstanding warrants to purchase an aggregate of 817,086 shares of Common Stock at exercise prices ranging from $6.22 to $7.78 per share. To the extent these options or warrants are exercised, there will be further dilution to existing stockholders and New Investors. At August 15, 1996, 2,250,000 shares of Common Stock were reserved for issuance under the Company's 1993 Long-Term Incentive Plan and 231,429 shares were reserved for issuance under the Company's 1993 Non-Employee Directors' Stock Option Plan. See "Management -- 1993 Long-Term Incentive Plan" and "Management -- 1993 Non-Employee Directors' Stock Option Plan" and Note 11 of Notes to Financial Statements.

                                 CAPITALIZATION

     The following table sets forth (i) the total capitalization of the Company at June 30, 1996, (ii) pro forma capitalization as of such date to give effect to the sale of 1,133,589 shares of Class G Convertible Preferred Stock at a price per share of $22.00 which shares will convert into an aggregate of 1,457,559 shares of Common Stock upon the closing of this offering and give effect to the sale of 357,143 shares of Common Stock in the HMRI New Investment and (iii) as adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock pursuant to this offering after deduction of underwriting discounts and commissions and estimated expenses payable by the Company as described herein under "Use of Proceeds."

                                                                                         JUNE 30, 1996
                                                                         ----------------------------------------------
                                                                            ACTUAL       PRO FORMA(1)    AS ADJUSTED(2)
                                                                         ------------    ------------    --------------
Redeemable preferred stock:
  Class A redeemable convertible preferred stock, $1.00 par value,
    3,000 shares authorized; 3,000 shares issued and outstanding; none
    outstanding pro forma and as adjusted.............................   $  4,545,273    $         --     $         --
Stockholders' equity:
  Class A convertible preferred stock, $1.00 par value, 3,000 shares authorized; 3,000 issued and outstanding; none outstanding pro
    forma and as adjusted.............................................          3,000              --               --
  Class B convertible preferred stock, $1.00 par value, 60,000 shares authorized; 49,339 issued and outstanding; none outstanding pro
    forma and as adjusted.............................................         49,339              --               --
  Class C convertible preferred stock, $1.00 par value, 1,875,000 shares authorized; 1,015,974 issued and outstanding; none
    outstanding pro forma and as adjusted.............................      1,015,974              --               --
  Class D convertible preferred stock, $1.00 par value, 280,367 shares authorized; 280,367 issued and outstanding; none outstanding pro
    forma and as adjusted.............................................        280,367              --               --
  Class E convertible preferred stock, $1.00 par value, 523,560 shares authorized; 523,560 issued and outstanding; none outstanding pro
    forma and as adjusted.............................................        523,560              --               --
  Class F convertible preferred stock, $1.00 par value, 1,071,429 shares authorized; 1,071,429 issued and outstanding; none
    outstanding pro forma and as adjusted.............................      1,071,429              --               --
  Class G convertible preferred stock, $1.00 par value, 1,136,364 shares authorized; 1,133,589 issued and outstanding; none
    outstanding pro forma and as adjusted.............................             --              --               --
  Common stock, $.01 par value, 15,000,000 shares authorized;
    30,000,000 shares authorized as adjusted; 5,197,662 shares issued and outstanding; 14,168,796 shares issued and outstanding pro
    forma; 16,668,796 shares issued and outstanding as adjusted(3)....         51,977         141,688          166,688
  Undesignated preferred stock, $0.01 par value, none authorized;
    10,000,000 shares authorized as adjusted; none issued and
    outstanding; none issued and outstanding pro forma and as
    adjusted..........................................................             --              --               --
  Additional paid-in capital..........................................     57,567,805      91,891,765      123,736,765
  Accretion of redeemable preferred stock dividends...................     (1,545,273)             --               --
  Deficit accumulated during development stage........................    (31,131,049)    (31,131,049)     (31,131,049)
                                                                         ------------    ------------     ------------
         Total stockholders' equity...................................     27,887,129      60,902,404       92,772,404
                                                                         ------------    ------------     ------------
              Total capitalization....................................   $ 32,432,402    $ 60,902,404     $ 92,772,404
                                                                         ============    ============     ============

---------------

(1) Gives effect to (i) the sale of 1,133,589 shares of Class G Convertible Preferred Stock at a price per share of $22.00 subsequent to June 30, 1996, which shares will convert into an aggregate of 1,457,559 shares of Common Stock upon the closing of this offering, (ii) the conversion of all outstanding shares of Preferred Stock (including Class G) into an aggregate of 8,614,026 shares of Common Stock upon the closing of this offering and
    (iii) the sale of 357,143 shares of Common Stock in the HMRI New Investment.
(2) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share (the mid-point of the filing range) after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.
(3) Excludes 817,086 shares of Common Stock issuable upon exercise of warrants outstanding as of August 15, 1996, 2,250,000 shares of Common Stock reserved for issuance under the Company's 1993 Long-Term Incentive Plan, of which 875,249 shares have been granted as of August 15, 1996, and 231,429 shares of Common Stock reserved for issuance under the Company's 1993 Non-Employee Directors' Stock Option Plan, none of which have been granted as of August 15, 1996. See "Description of Capital Stock -- Warrants" and
    "Management -- 1993 Long-Term Incentive Plan" and Note 11 of Notes to Financial Statements.


                            SELECTED FINANCIAL DATA

     The following selected financial data of the Company for the five years ended December 31, 1995 are derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, and the report of Ernst & Young LLP relating thereto are included elsewhere herein. The financial data for the six-month periods ended June 30, 1995 and 1996 are derived from unaudited financial statements included elsewhere herein. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the entire year ended December 31, 1996. The following data should be read in conjunction with the Company's Financial Statements and Management's
Discussion and Analysis of Financial Condition and Results of Operations included herein.

                                                                                                               PERIOD FROM
                                                                                         SIX MONTHS ENDED     JULY 7, 1988
                                               YEAR ENDED DECEMBER 31,                       JUNE 30,          (INCEPTION)
                                 ---------------------------------------------------    ------------------       THROUGH
                                  1991       1992       1993       1994       1995       1995       1996      JUNE 30, 1996
                                 -------    -------    -------    -------    -------    -------    -------    -------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  License and contract fee
    revenues..................   $    --    $    --    $    --    $10,000    $15,400    $11,700    $ 1,975       $ 27,375
  Costs and expenses:
    Research and
       development............     3,200      4,604      6,253      9,126     10,067      5,205      6,839         43,567
    General and
       administrative.........     1,123      2,043      2,998      4,690      4,290      1,737      1,911         17,793
                                 -------    -------    -------    -------    -------    -------    -------       --------
  Total costs and expenses....     4,323      6,647      9,251     13,816     14,357      6,942      8,750         61,360
  Interest income (expense),
    net.......................       (67)       247        168        394      1,116        432        788          2,939
  Provision for income
    taxes.....................        --         --         --         --         85         85         --             85
                                 -------    -------    -------    -------    -------    -------    -------       --------
  Net income (loss)...........   $(4,390)   $(6,400)   $(9,083)   $(3,422)   $ 2,074    $ 5,105    $(5,987)      $(31,131)
                                 =======    =======    =======    =======    =======    =======    =======       ========
  Pro forma net income (loss)
    per share(1)..............                                               $   .14    $   .35    $  (.42)
                                                                             =======    =======    =======
  Shares used in computing pro
    forma net income (loss)
    per share(1)..............                                                14,633     14,640     14,255

                                                                AS OF DECEMBER 31,
                                              -------------------------------------------------------    AS OF JUNE 30,
                                               1991        1992        1993        1994        1995         1996(2)
                                              -------    --------    --------    --------    --------    --------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable
    securities.............................   $ 1,566    $  4,594    $  6,753    $  7,579    $ 34,485       $ 28,774
  Working capital..........................     1,228       4,264       5,565       5,948      33,525         27,958
  Total assets.............................     3,442       7,129      11,409      13,472      39,218         33,626
  Class A redeemable convertible preferred
    stock..................................     3,600       3,810       4,020       4,230       4,440          4,545
  Deficit accumulated during the
    development stage......................    (8,314)    (14,714)    (23,797)    (27,218)    (25,144)       (31,131)
  Total stockholders' equity (deficit).....    (5,913)      2,776       5,724       7,073      33,541         27,887

---------------

(1) Computed on the basis described in Note 2 of Notes to Financial Statements.
(2) Excludes an aggregate of $24,938,958 of gross proceeds received from the sale of 1,133,589 shares of Class G Convertible Preferred Stock of the Company subsequent to June 30, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is engaged in the development and commercialization of therapeutic human proteins produced with the Company's proprietary Gene Activation technology. Initially, the Company is focusing on currently-marketed proteins that are medically useful, have been approved by health authorities and have achieved significant revenues in major markets. The Company also is engaged in the development and commercialization of gene therapy products designed for the long-term treatment of a broad range of chronic human diseases. The Company commenced operations in 1988 and is at an early stage of development.


     To date, all revenues received by the Company have resulted from research and development agreements, license fees and interest on invested funds; the Company has not received any revenues from the sale of products and does not expect to receive any such revenues for at least several years. The Company has incurred losses in each year of operation since inception, except 1995, and has accumulated losses since inception through June 30, 1996 of approximately $31,131,000. The Company expects that it will continue to incur substantial losses for at least several years and expects cumulative losses to increase as the Company's research and development efforts expand. The Company expects that such losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that the Company will ever achieve sales or profitability. These losses result principally from expenditures under its research and development programs and the Company expects to incur significant operating losses over the next several years due primarily to expanded research and development efforts, preclinical testing and clinical trials of its product candidates, the acquisition of additional technologies, the establishment of manufacturing capability and the performance of commercialization activities. In order to commercialize products, the Company will need to develop genetically engineered cells, scale-up manufacturing, complete preclinical and clinical testing and obtain regulatory approval.



     The Company's success may depend in large part on its ability to obtain patent protection for its processes and potential products in the U.S. and other countries and, if necessary, to defend successfully patent infringement claims that may be brought by competitors against the Company and to obtain on commercially acceptable terms licenses to use the patents of others in its potential products and processes. The Company's failure to obtain such protection, successfully defend any such claims and obtain the right to use such licenses could have a material adverse effect on the Company's business. See "Business -- Patents, Proprietary Rights and Licenses." Furthermore, the Company's success will also depend on its ability to obtain FDA approval to market its products. The regulatory process for new therapeutic products, which includes preclinical and clinical testing of each product, can take many years and require the expenditure of substantial resources. Delays or rejections may be encountered based upon changes in FDA policy during the period of product development and FDA regulatory review. Similar delays may also be encountered and substantial resources expended in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. Moreover, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed and contain requirements for post-marketing follow-up studies. Because gene therapy is a relatively new technology and products for gene therapy have not been extensively tested in humans, the regulatory requirements governing gene therapy products may be subject to substantial additional review by various regulatory authorities in the U.S. and abroad. These requirements may result in extensive delays in initiating clinical trials of gene therapy products and in the regulatory approval process in general.



     Any of the foregoing effects of government regulation, as well as of comparable foreign regulation, could delay the marketing of the Company's products for a considerable or indefinite period of time, materially increase the cost involved in developing, manufacturing and marketing the Company's products, diminish or eliminate any competitive advantage the Company may enjoy, or otherwise adversely affect the Company's ability to conduct its business. Compliance with applicable government regulations governing each of the Company's potential products will require a significant commitment of time, money and effort by the

Company and there can be no assurances that any approval will ultimately be granted on a timely basis, if at all.


     Results of operations may vary significantly from quarter to quarter depending on, among other factors, the progress of the Company's research and development efforts, the receipt, if any, of additional license fees and milestone payments, the timing of certain expenses and the establishment of collaborative research agreements.


     Collaborative Arrangements to Date. In May 1994, the Company and HMRI (formerly named Marion Merrell Dow Inc.) entered into an agreement to commercialize the Company's GA-EPO. Under the terms of the agreement, HMRI is obligated to pay the Company a total of $58 million upon completion of all milestones and objectives set forth in the agreement, as well as royalties based on net sales, if any, of GA-EPO. Pursuant to this agreement, the Company recognized $10 million of license fees in the second quarter of 1994 for a license to the Gene Activation technology for GA-EPO and received $5 million in that quarter from the sale of 280,367 shares of the Company's Series D Preferred Stock to HMRI. In November 1995, the Company recognized $2 million of collaborative research revenues upon HMRI's acceptance of a cell line suitable for the large-scale manufacture of GA-EPO. The remaining milestones are based on HMRI's achievement of certain stages in clinical development. The Company anticipates that HMRI will commence clinical trials for GA-EPO during the first half of 1997. HMRI is responsible for the worldwide development, manufacturing and marketing of GA-EPO, and the Company will receive a royalty based on net sales, if any. Pursuant to the provisions of the agreement, HMRI will purchase $5 million of Common Stock at the initial public offering price (357,143 shares assuming a public offering price of $14.00 per share, the mid-point of the filing range) upon the closing of this offering in the HMRI New Investment.



     In March 1995, the Company entered into a second agreement with HMRI to commercialize an undisclosed Gene Activation product. Under the terms of this agreement, HMRI is obligated to pay the Company a total of $67 million upon completion of all milestones and objectives set forth in the agreement, as well as royalties based on net sales, if any, of the undisclosed Gene Activation product. Pursuant to this agreement, the Company recognized $10 million of license fees in the first quarter of 1995 for a license to the Gene Activation technology for the second protein and received $10 million from the sale of 523,560 shares of the Company's Series E Preferred Stock to HMRI. As part of the agreement, HMRI agreed to fund basic research at the Company for two years at a rate of $3 million per year. The Company is responsible for delivering a cell line sufficient for scale-up to commercial production levels, and upon its acceptance, will be entitled to receive a milestone payment of $2.5 million. The remaining milestones are based on HMRI's achievement of certain stages in clinical development. HMRI is responsible for the worldwide development, manufacturing and marketing of the product and the Company will receive a royalty based on net sales, if any.


RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1995 AND 1996

     The Company's total revenues decreased to $1,975,000 in the six months ended June 30, 1996 from $11,700,000 in the six months ended June 30, 1995. In the six months ended June 30, 1996, the Company's revenues consisted primarily of an additional $475,000 in collaborative research revenues relating to the Company's GA-EPO collaboration with HMRI and $1,500,000 in collaborative research revenues earned under its March 1995 collaboration with HMRI. In the six months ended June 30, 1995 the Company's revenues consisted of $10,000,000 in up-front license fees and $1,700,000 primarily in collaborative research revenues earned under the Company's collaborations with HMRI.

     The Company's total costs and expenses increased to $8,750,000 in the six months ended June 30, 1996 from $6,943,000 in the six months ended June 30, 1995. Research and development expenses increased 31% to $6,839,000 in the six months ended June 30, 1996 from $5,205,000 in the six months ended June 30, 1995, reflecting growth principally in the Company's Gene Activation and gene therapy programs. Significant contributors to the Company's increased research and development expenses during the first half of fiscal 1996 included an increase in the number of employees engaged in research and development activities, increased purchases of laboratory supplies and increases in equipment depreciation expense. General and administrative expenses increased 10% to $1,911,000 in the six months ended June 30, 1996 from $1,737,000 in the six months ended June 30, 1995, reflecting primarily increased staffing levels. Total compensation and benefits expense of $3,524,000 for the Company, including $481,000 expense from amortization of deferred compensation, was recognized in the six months ended June 30, 1996. In the six months ended June 30, 1995, the Company's total compensation and benefits expense was $2,877,000, including $238,000 from amortization of deferred compensation.

     Interest income increased to $788,000 in the six months ended June 30, 1996 from $446,000 in the six months ended June 30, 1995, due primarily to higher average cash balances during the 1996 period as compared with the corresponding 1995 period. Interest expense was zero in 1996 as compared to $13,000 for the six months ended June 30, 1995. Interest expense was incurred on a bank loan to finance the purchase of laboratory equipment and supplies and an equipment lease line of credit, both of which were repaid in full in the first quarter of 1995.

     The Company incurred a net loss of $5,987,000 in the six months ended June 30, 1996 compared to a net income of $5,105,000 in the six months ended June 30, 1995, primarily due to the receipt of up-front license fee revenues in 1995.

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     The Company had total revenues of $15,400,000, $10,000,000 and zero in the years ended December 31, 1995, 1994 and 1993, respectively. In 1995, the Company's revenues consisted primarily of $10,000,000 in up-front license fees received and $5,400,000 in collaborative research revenues earned under the two collaborations with HMRI. In 1994, the Company's revenues consisted of $10,000,000 in up-front license fees received under the GA-EPO collaboration with HMRI.

     The Company's total costs and expenses were $14,357,000, $13,816,000 and $9,251,000 in the years ended December 31, 1995, 1994 and 1993, respectively. Research and development expenses increased 10% to $10,067,000 in 1995 from $9,126,000 in 1994, and increased 46% in 1994 from $6,255,000 in 1993, reflecting growth principally in the Company's Gene Activation and gene therapy programs. Significant contributors to the Company's increased research and development expenses during 1995 and 1994 included an increase in the number of employees engaged in research and development activities to 75 at December 31, 1995 from 65 at December 31, 1994 and 46 at December 31, 1993; increased purchases of laboratory supplies, the expansion of laboratory facilities and increases in equipment depreciation expense. General and administrative expenses decreased 9% in 1995 to $4,290,000 from $4,690,000 in 1994 and increased 56% in 1994 from $2,998,000 in 1993, reflecting primarily increases in staffing levels and certain one-time severance payment expenses incurred in 1994.

     Interest income was $1,129,000, $471,000 and $169,000 in 1995, 1994 and
1993, respectively, reflecting primarily increasing average cash balances during these periods. Interest expense was $13,000 and $76,000 in 1995 and 1994, respectively, and negligible in 1993. Interest expense was incurred on a bank loan to finance the purchase of laboratory equipment and supplies and an equipment lease line of credit, which was fully repaid in 1995.

     The Company had net income of $2,074,000 in 1995, and incurred a net loss of $3,422,000 and $9,083,000 in 1994 and 1993, respectively, reflecting primarily the timing and receipt of up-front license fees from HMRI.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through June 30, 1996, the Company financed its operations primarily through private placements of equity securities totaling $61,936,000, up-front license fees and milestone payments totaling $22,000,000 and collaborative research revenues totaling $5,400,000. As of June 30, 1996, the Company had cash, cash equivalents and marketable securities totaling $28,773,000. In July and August 1996, the Company sold shares of its Class G Convertible Preferred Stock in a private placement for $24,939,000. As of August 15, 1996, the Company had cash, cash equivalents and marketable securities totalling $50,423,000.

     The Company has entered into licensing agreements with various corporations and universities. These licenses provide for the payment of royalties by the Company on net sales of products covered by the licensed technology, certain milestone payments and minimum annual royalty payments under certain circumstances. In 1995, the Company incurred license fees of $122,000 under these agreements.

     From inception through June 30, 1996, the Company acquired an aggregate of $3,795,000 of laboratory, manufacturing and office equipment. In addition, the Company leases its office, manufacturing and laboratory facilities under operating leases. Through June 30, 1996, the Company expended $5,040,000 for leasehold improvements to those leased facilities. The Company had no material commitments for the acquisition of property and equipment at June 30, 1996.

     The Company expects to incur substantial additional research and development expenses including continued increases in personnel and costs related to research, preclinical testing and clinical trials.


     At December 31, 1995, the Company had net operating losses of approximately $22 million which expire through 2009. Since the Company expects to incur substantial losses for at least several years, the Company believes that as of December 31, 1995, it is more likely than not that all of the deferred tax assets will not be realized and, therefore, no tax benefit for the prior losses has been provided. The future utilization of net operating loss carryforwards may be subject to limitation under the changes in stock ownership rules of the Internal Revenue Code. Because of this limitation, it is possible that taxable income in future years, which would otherwise be offset by net operating losses, will not be offset and therefore will be subject to tax. See Note 14 of the Notes to the Financial Statements.



     The Company anticipates that its available cash (aggregating $50,423,000 at August 15, 1996), together with the estimated proceeds of this offering will be adequate to satisfy its operating expenses and capital requirements as planned through 1999. The Company will require substantial funds to conduct research and development and preclinical and clinical testing of its potential products and to manufacture and market any products that are approved for commercial sale. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the magnitude of these programs, the scope and results of preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, competing technological and market developments, the ability of the Company to establish development arrangements, the cost of manufacturing facilities and effective commercialization activities and arrangements. The Company intends to seek additional funding through collaborative arrangements or through public or private financings, but there can be no assurance that additional financing will be available on acceptable terms or at all.

                                    BUSINESS

SUMMARY

     Transkaryotic Therapies, Inc. ("TKT" or the "Company") has developed two proprietary technology platforms, Gene Activation and gene therapy. The Company's Gene Activation technology is a proprietary approach to the large scale production of therapeutic proteins which does not require the cloning of genes and their subsequent insertion into non-human cell lines. Consequently, the Company believes its Gene Activation technology avoids using patented approaches to protein production associated with such conventional genetic engineering techniques which have served as effective barriers to competition in the $11 billion therapeutic protein market. As a result, the Company believes it will be able to develop and successfully commercialize a broad range of gene activated versions of proteins which have proven medical utility, received marketing approval from regulatory authorities and generated significant revenues in major markets. The Company's most advanced Gene Activation development program is for the production of Gene Activated erythropoietin ("GA-EPO") with clinical trials expected to commence in the first half of 1997. The Company's gene therapy technology ("Transkaryotic Therapy") is a non-viral, ex vivo system based on genetically modifying patients' cells to produce and deliver therapeutic proteins for extended periods of time. In preclinical animal studies, the Company's Transkaryotic Therapy system has produced target proteins at therapeutic levels for the lifetime of the animal without any side effects.

     The Company's initial business strategy is to apply its Gene Activation technology to the development and commercialization of several currently marketed proteins. The Company's two strategic alliances with HMRI are the primary focus of its Gene Activation activities, and TKT is actively pursuing other Gene Activation product candidates for commercialization either with pharmaceutical partners or independently. In parallel, the Company plans to continue research and development of its Transkaryotic Therapy system to develop a novel class of gene therapy treatments for a variety of protein deficiency diseases. Taken together, the Company believes its Gene Activation and gene therapy platforms are complementary opportunities that offer the potential for the development of powerful product pipelines that may have a significant impact in addressing society's healthcare needs.

GENE ACTIVATION: TECHNOLOGY BACKGROUND

     Protein Production: Three Technological Waves. The therapeutic value of certain proteins produced by the human body has been known for decades. One of the major advances in 20th-century medicine was the development of systems for the large-scale production of therapeutic proteins outside the body. For example, prior to the development of a manufacturing process for insulin more than seventy years ago, patients with Type I (juvenile onset) diabetes were offered no effective treatment and generally died of starvation at an early age. Following the development of pharmaceutical insulin preparations for injection, Type I diabetics could live long and relatively normal lives. During this first wave of protein production technology, proteins were generally purified from human or animal tissue. Insulin, for example, was isolated from the pancreas of pigs and cattle, and growth hormone, for the treatment of short stature, was isolated from the pituitaries of cadavers. During the second wave of protein production technology, based on the cloning of human genes, proteins were manufactured using conventional genetic engineering techniques. As a result, by the mid-1980's it became routine to engineer cells to produce therapeutic proteins at levels that were substantially in excess of what could be obtained by purification from tissue. However, since many of the proteins produced by conventional genetic engineering techniques had previously been purified, the patent protection afforded to this second wave of protein production technology tended to focus on the genes encoding therapeutic proteins. Accordingly, many patents have been issued covering isolated and purified DNA sequences encoding such proteins, various vectors used to insert such DNA sequences into production cell lines, and cell lines modified by the insertion of such DNA sequences. See "Patents, Proprietary Rights and Licenses." TKT believes its proprietary Gene Activation technology represents the third wave in the evolution of protein production technology in that it is based on the activation of genes encoding therapeutic proteins in human cells rather than the cloning and transfer of these genes. TKT's Gene Activation technology avoids using the approach to protein production associated with the second wave, and the Company believes this will allow it to develop and commercialize a large number of therapeutic proteins, including many that are currently marketed.

     Gene Structure and Regulation of Gene Expression. Recent advances in molecular biology, cell biology, and genomics have led to a much better understanding of the structure and function of human genes than was possible only a few years ago. It is now generally accepted that virtually all genes contain certain DNA sequences that provide information necessary for the cell to assemble a specific sequence of amino acids that make up a protein ("coding DNA sequences"). Thus each gene can be viewed as the blueprint for a particular protein, and "gene expression" is the process which leads to the synthesis of the protein it encodes. Gene expression is controlled by certain DNA sequences which function as switches that "turn on" the gene and trigger the synthesis of the protein ("regulatory DNA sequences"). See Figure 1. Despite the staggering variety of proteins synthesized by the cells of the body, this process is universal.

         Figure 1  The Regulation of Gene Expression and Gene Structure

[The figure shows the regulatory DNA sequences that control gene expression and coding DNA sequences that provide information necessary for the cell to assemble a protein.]

     Essentially every human cell contains the same set of approximately 100,000 genes, but each cell type actually produces only a subset of the 100,000 proteins possible. For example, although essentially all human cells contain the insulin gene, only certain cells of the pancreas actually produce insulin. The regulatory switches that turn on gene expression in the appropriate cell type also turn off gene expression in all other cell types. For this reason, only pancreatic cells express insulin -- the regulatory DNA sequences normally associated with the insulin gene prevent expression elsewhere in the body. TKT's Gene Activation technology is based on activating previously silent genes by bypassing regulatory DNA sequences set in the "off position" with regulatory DNA sequences set in the "on position."

     Conventional Recombinant Protein Production. By the 1970's, the clinical benefits of several proteins were well-known and the potential benefit of many others was envisioned. Based on a series of basic discoveries in the 1960's and 1970's, scientists learned to clone and manipulate genes of therapeutic interest, leading directly to the birth of the biotechnology industry and the large scale production of therapeutic proteins. To produce large quantities of a therapeutic protein using conventional genetic engineering techniques (see Figure 2A), scientists first clone the relevant human gene by isolating the coding DNA sequences for the gene from the human cell and transferring them to bacteria, where large quantities of the gene are copied. The cloned gene is then isolated from the bacteria and placed in a test tube. In this test tube, the cloned gene is then fused to appropriate regulatory DNA sequences, and the resulting DNA fragment containing both the regulatory DNA sequences and the coding DNA sequences is inserted into a non-human (mammalian, yeast, or bacterial) cell. This genetically modified cell is then propagated in large bioreactors for commercial-scale production of the protein.

           Figure 2A  The Conventional Approach to Protein Production

                                    [LOGO]

       Figure 2B  TKT's Approach to Protein Production by Gene Activation

                                    [LOGO]

TKT'S GENE ACTIVATION TECHNOLOGY

     Although the conventional approach to recombinant protein production is quite powerful, its use today faces certain commercial barriers and technical limitations. The primary barrier is that biotechnology companies have sought and obtained patent protection covering many of the techniques used to produce commercially-marketed proteins using conventional genetic engineering techniques. These patent rights have served as an effective entry barrier, minimizing competition in the $11 billion (1995) protein therapeutics market. See "Patents, Proprietary Rights and Licenses." In addition, conventional genetic engineering techniques for protein production may face technical limitations arising from the need to first clone the gene of interest. For certain proteins, this step adds to development times, increases costs and is technically challenging. Technical difficulties may also arise from the use of non-human production cell lines, which may result in the production of proteins which may have therapeutically significant differences from those naturally produced by the cells of the human body. Furthermore, production processes based on conventional genetic engineering may not have incorporated recent advances in cell culture systems with significant efficiency and cost advantages as compared to processes originally developed over a decade ago.

     To overcome these commercial barriers and technical limitations, TKT has developed Gene Activation technology for the production of therapeutic proteins that does not rely on the manipulation of cloned genes. Using its proprietary technology, TKT has succeeded in producing therapeutic proteins in human cells by bypassing regulatory DNA sequences set in the "off position" with regulatory DNA sequences set in the "on position" in order to activate the gene of interest. See Figure 2B. The Company's Gene Activation technology does not require the manipulation of the protein coding DNA sequences of the gene. The bypass of an "off switch" with an "on switch" is accomplished by "gene targeting." Gene targeting is a technology by which DNA fragments can be "cut and pasted" precisely at pre-selected, desirable locations within the cell's genome. Gene targeting can be thought of as molecular surgery, with the surgical tools literally functioning at the molecular level. The technical term for gene targeting, homologous recombination, reflects its underlying mechanism: cells have the capacity to align two homologous DNA sequences (two sequences that are quite similar) and exchange one with the other. In Gene Activation, the new regulatory sequences are flanked with "homing" sequences and structural sequences which allow the cell to exchange the new active regulatory sequences in place of the old inactive ones. The new sequences must be introduced precisely in order to allow the proper initiation of gene expression.

     In order to manufacture a protein of therapeutic interest using Gene Activation, a human cell line producing the protein must be generated. This cell line will ultimately become the master cell bank for large scale manufacturing and is generated as follows:

          1. Determine the sequence of a portion of the regulatory DNA sequences that control the gene of interest;

          2. Build a "targeting fragment" by fusing homing sequences to a new regulatory region known to be active in the human cell line chosen for manufacturing;

          3. Introduce the targeting fragment into the cell line;

          4. Identify and propagate an activated cell line producing the protein of interest; and

          5. Optimize protein productivity and prepare the cell line for commercial scale manufacturing.

     The Company has successfully accomplished all of the steps described above for GA-EPO. The results of TKT's work in this area have led to proof-of-concept that (i) gene targeting can be used to direct the integration of regulatory and structural sequences to a specific, pre-selected position in the genome, (ii) the product of the targeting event is a cell containing an activated gene and
(iii) the protein production properties of cells created by Gene Activation are predictable and suitable for, and have been successfully used in, large-scale manufacturing. Accordingly, the Company believes that these methods may be used to express a wide variety of therapeutically valuable proteins at levels suitable for large-scale manufacturing purposes. Because the Gene Activation process avoids many of the technical limitations of conventional recombinant protein production technology, the Company also believes that the Gene Activation process is at least as efficient as, and may be more cost effective than, conventional genetic engineering techniques for protein production.

TKT'S GENE ACTIVATION PRODUCTS: GENE ACTIVATED ERYTHROPOIETIN

     The Company's initial strategy in exploiting its technology is to commercialize Gene Activated proteins that have proven medical utility, have received marketing approval from regulatory authorities and have achieved significant revenues in major markets. These protein products have experienced high rates of acceptance among physicians and health care providers. The total market for the top eight marketed proteins in 1995 was estimated to be about $10.8 billion. See Table I. As the number of new approved protein products increases and as the number of approved indications for such products increases, the Company believes that the market for these protein products will continue to experience substantial growth. The Company also believes that the broad applicability of its Gene Activation technology for protein production and the fact that many additional proteins are currently in clinical development will provide a large number of candidates for commercialization using TKT's Gene Activation technology.

        TABLE I.  1995 WORLDWIDE PROTEIN PRODUCT REVENUES (IN MILLIONS)

PROTEIN                  PRIMARY INDICATION        REVENUES
-------                  ------------------        --------
Erythropoietin           Anemia                     $2,900
Insulin                  Diabetes                    1,950
G-CSF                    Neutropenia                 1,700
Growth Hormone           Short stature               1,500
[alpha]-Interferon       Hepatitis/Cancer            1,000
Factor VIII              Hemophilia A                  950
tPA                      Myocardial infarction         450
[beta]-Interferon        Multiple sclerosis            350

                    Sources: Company Annual Reports, Scrip.

     TKT has focused its initial Gene Activation efforts on the development of its GA-EPO product in collaboration with HMRI. See "-- Gene Activation Collaborations and Commercialization Strategy." Erythropoiesis is the process by which red blood cells (erythrocytes) are produced. When the body requires additional red blood cells, the kidney normally produces erythropoietin, a circulating protein hormone which stimulates the differentiation of certain progenitor cells in the bone marrow. The kidney's critical role in red blood cell production was determined in the 1950's, and erythropoietin was first isolated and purified from the urine of patients with anemia in the 1970's (the first wave). The gene encoding erythropoietin was cloned in the 1980's and used for production of the protein using conventional genetic engineering techniques (the second wave). Erythropoietins have been successfully used to treat anemia associated with a variety of conditions, including the anemia of kidney failure (which causes a reduction in the body's ability to produce the protein) and the anemia of chemotherapy (which causes the destruction of a large number of bone marrow progenitor cells).

     GA-EPO Development Status. TKT has successfully applied its Gene Activation technology to produce GA-EPO in human cells (the third wave). To illustrate the underlying concept of the Gene Activation process, consider that essentially all human cells contain the erythropoietin gene, yet only certain cells of the kidney actually produce erythropoietin. In all other cells in the human body, the erythropoietin gene is inactive. The erythropoietin gene is not expressed in most human cells because regulatory sequences in those cells prevent the protein from being made; the gene is controlled by a switch ("regulatory DNA sequences") that is permanently in the "off" position. The goal of TKT's GA-EPO program was to remove this "off switch" in a human cell in which the erythropoietin gene is inactive and, in effect, replace it with regulatory sequences comprising an "on switch" to activate erythropoietin expression.

     TKT has produced a GA-EPO producing cell line sufficient for scale-up to commercial production levels. To accomplish this, TKT first studied the regulatory region that prevents expression of the erythropoietin gene in most human cells and developed an activation strategy. Next, a targeting fragment was constructed by fusing certain homing sequences to a new regulatory region known to be active in the human cell line chosen for manufacturing. The targeting fragment was then introduced into the cell line under conditions appropriate for homologous recombination to occur, and a resulting cell line that produced GA-EPO was identified. The GA-EPO productivity of the cell line was optimized, and the cells were prepared for commercial-scale manufacturing. At present, a production cell line has been scaled up and successfully used to produce GA-EPO. The purified protein has been subjected to an extensive series of analyses and has the properties expected of a human erythropoietin preparation. In particular, the protein has an appropriate molecular weight, amino acid composition, amino acid sequence, secondary structure, and glycosylation profile. GA-EPO has been shown to function in vitro and in vivo in a dose-dependent manner. Finally, preclinical safety tests performed to date have yielded satisfactory results. The Company believes that GA-EPO will be functional in patients because extensive preclinical testing has demonstrated that the protein has the structural and functional characteristics that would be expected of a human erythropoietin preparation. The Company anticipates that HMRI will commence clinical trials on GA-EPO in the first half of 1997. See
"-- Gene Activation Collaborations and Commercialization Strategy."


     The Company believes that GA-EPO is likely to be reviewed within FDA by its Center for Biologics Evaluation and Research ("CBER"). This assumption is based on the fact that erythropoietin products have historically been reviewed by CBER and on the Company's preliminary discussions with CBER officials. CBER currently has no "bioequivalence" pathway for the rapid approval of related biologics and the Company believes that GA-EPO will require a complete clinical and regulatory program. However, the regulatory and clinical programs have the advantage of focusing on Gene Activated products with conventional counterparts that are well-known to regulatory authorities around the world (in contrast to a typical new biologic, which has no related history concerning its safety and efficacy in humans). In addition, subsequent to the passage of the Prescription Drug User Fee Act of 1992, all sections of the FDA (including CBER) are committed to reviewing and acting upon complete new drug and biologic license applications within twelve months. Accordingly, TKT believes that clinical development can be accomplished in a focused and timely manner.


GENE ACTIVATION COLLABORATIONS AND COMMERCIALIZATION STRATEGY

     In order to rapidly develop and exploit its Gene Activation technology, TKT has entered into two strategic alliances with HMRI, the first in May 1994 and the second in March 1995. HMRI with its affiliates is one of the largest pharmaceutical groups in the world with significant distribution capabilities in all major markets. The alliances are focused on the development of two products, GA-EPO and a second, undisclosed protein. TKT has the potential to receive up to $125 million from HMRI consisting of license fees, equity investments, milestones and research funding in addition to royalties on the sales of the two products, of which $42 million has been received to date (excluding the payment for shares of Common Stock purchased in this offering). In addition, HMRI is responsible at its own expense for all worldwide development, manufacturing and marketing activities.


     In May 1994, TKT and HMRI (formerly named Marion Merrell Dow Inc.) entered into an agreement to commercialize TKT's GA-EPO. Under the terms of the agreement, HMRI is obligated to pay TKT a total of $58 million upon completion of all milestones and objectives set forth in the agreement. To date, TKT has received a total of $17 million, which includes up-front fees of $10 million for a license to the Gene Activation technology for GA-EPO, $5 million for the purchase of shares of the Company's Class D Preferred Stock at a price per share of $17.83 and a $2 million milestone payment in November 1995 at which time HMRI accepted a cell line sufficient for scale-up to commercial production levels of GA-EPO. In addition, HMRI will purchase $5 million of Common Stock at the initial public offering price in the HMRI New Investment. See "Certain Transactions." The remaining payments are based on HMRI's achievement of certain GA-EPO clinical development milestones. HMRI is responsible for the worldwide development, manufacturing and marketing of GA-EPO, and TKT will receive a royalty based on net sales.



     In March 1995, TKT entered into another agreement with HMRI to commercialize a second, undisclosed protein. Pursuant to the agreement, TKT also granted to HMRI an option to commercialize certain aspects of TKT's gene therapy technologies related to this protein. Under the terms of the agreement, HMRI is obligated to pay to TKT a total of $67 million upon completion of all milestones and objectives set forth in the agreement. To date, TKT has received a total of approximately $25 million from HMRI under the second agreement, including up-front fees of $10 million for a license to the Gene Activation technology for the second protein, $10 million for the purchase of shares of the Company's Class E Preferred Stock at a price per share of $19.10, and $4.5 million to fund basic research at the Company. The remaining $42 million to be paid by HMRI to TKT consists primarily of milestone payments based on the development of the product resulting from the licensed technology. TKT is responsible for delivering a cell line suitable for large scale manufacturing. HMRI is responsible for the worldwide development, manufacturing and marketing of the product and TKT will receive a royalty based on net sales.

     In addition to the above transactions, in December 1995, HMRI purchased $7.9 million of the Company's Class F Preferred Stock at a price per share of $14.00.

     The Company has been able to learn significantly from its interaction with HMRI and believes that this alliance has played a major role in TKT's growth and development. In addition, TKT believes that the global marketing capabilities of HMRI will result in the successful penetration of many markets leading to substantial royalties to TKT. Finally, because of existing patent and license arrangements for the commercialization of conventionally produced erythropoietin, it is possible that TKT's GA-EPO will be the only branded erythropoietin capable of being sold in all major markets worldwide.

     Having completed its responsibilities under its first Gene Activation project by successfully generating a cell line sufficient for scale-up to commercial production levels of GA-EPO that has been accepted by HMRI, TKT is actively pursuing other Gene Activation product candidates. The Company believes that its revenues from the commercialization of Gene Activated proteins will be divided into three stages. In the short term, TKT will attempt to license out additional proteins for development by pharmaceutical partners in return for licensing and milestone payments as well as research funding. In the medium term the Company anticipates that it will receive royalty payments from HMRI with respect to GA-EPO as well as from pharmaceutical partners that successfully manufacture and market its Gene Activated proteins. In the long term, the Company will consider developing Gene Activation products independently. Future Gene Activation products may include currently-marketed proteins, proteins currently in late stage clinical development or proteins that are in much earlier stages of development. At present, TKT intends to focus on the currently-marketed products until products from these latter two categories demonstrate clinical and commercial viability before embarking on development programs. TKT believes that its focus on currently-marketed proteins for near-term commercialization and on development-stage proteins for the long-term appropriately utilizes Company resources, maximizes near-term commercial potential and will allow the Company to build a strong Gene Activation product pipeline for the future.

GENE THERAPY TECHNOLOGY

     TKT's Gene Therapy Approach. The first three waves of protein production have a critical feature in common: regardless of methodology, the proteins are manufactured outside the human body. See "-- Gene Activation." The Company believes that its approach to gene therapy, Transkaryotic Therapy, represents the fourth wave of protein production -- a system that would restore the patient's natural ability to produce a required therapeutic protein. TKT's approach to gene therapy is based on genetically modifying patients' cells to produce and deliver therapeutic proteins for extended periods. The Company believes the approach will be safe, cost-effective and clinically superior to the conventional delivery of proteins by injection. In preclinical animal studies, a single administration of one of the Company's gene therapy products resulted in the lifetime production and delivery of therapeutic proteins. The Company has initiated a Phase I clinical study to determine the safety of its gene therapy system, and preliminary data suggests that the administration of genetically-engineered cells appears to be well-tolerated. See "Gene
Therapy -- Clinical Development Status."

     TKT believes its gene therapy system is broadly enabling, and, accordingly, may be applicable to the treatment of a wide range of human diseases. Because TKT's gene therapy has demonstrated long-term delivery of therapeutic proteins in animal model systems, the Company believes its approach may be well-suited to the treatment of chronic protein deficiency states including hemophilia, diabetes and hypercholesterolemia. The diseases targeted by TKT are characterized by a significant unmet medical need and the clinical goals that must be achieved by TKT's gene therapy products are well-defined. The potential benefits of TKT's gene therapy products include improved therapeutic outcome, elimination of frequent painful injections and the problem of patient compliance, a minimization of side effects due to over- and under-dosing of conventional proteins and a reduction in costs.

     There are a large number of technical approaches to gene therapy, but two basic distinctions can be used to characterize the field. The first distinction is viral vs. non-viral -- viral gene therapy approaches use genetically modified viruses to introduce genes into human cells by infection and non-viral approaches use non-infectious (chemical or physical) means to introduce the genes. The second distinction is in vivo vs. ex vivo -- in vivo gene therapies are based on the administration of DNA-based drugs directly to the patient, whereas ex vivo gene therapies are based on removing a small number of cells from a patient, introducing a gene into the cells and implanting the engineered cells into the patient.

     TKT's enabling gene therapy technology platform is a non-viral, ex vivo system which the Company believes is significantly different from other approaches to gene therapy. The Company believes that these differences will allow for physiologic levels of protein expression in patients for extended periods, a goal that historically has represented a major obstacle in alternative gene therapy systems. The major alternative to TKT's system is based on the use of genetically-modified retroviruses and adenoviruses to infect patients' cells. The Company believes that such viral ex vivo approaches present a significant safety risk due to the possibility of causing new viral infections in patients and have not allowed long-term production of the therapeutic protein in animal models or patients. Furthermore, to the best of the Company's knowledge, neither viral nor non-viral in vivo gene therapy technologies have allowed long-term or high level protein expression in the patient and are likely best-suited for non-chronic applications such as immunotherapy. TKT believes Transkaryotic Therapy is well-suited to allow safe and long-term delivery of therapeutic proteins for the treatment of chronic protein deficiency states as demonstrated by the long-term delivery of therapeutic proteins in animal models.

     In order to develop a safe, effective, non-viral, ex vivo gene therapy system, the Company believes that several major tasks must first be accomplished in basic and preclinical settings. Each of the steps must be carried out to allow the ultimate product to be manufactured efficiently, reproducibly and cost-effectively, to be subjected to rigorous quality control to ensure safety and to direct the long-term production and delivery of the therapeutic protein in the patient. The first step involves the development of techniques for obtaining and propagating the cell types of interest. Next, non-viral methodologies must be developed that allow DNA fragments to be stably introduced into these cells. DNA fragments containing the appropriate DNA regulatory sequences fused to the desired protein encoding sequences, for example, must be constructed and introduced into cells to generate genetically-engineered cells which express the therapeutic protein at clinically relevant levels. After the DNA fragments have been successfully introduced into human cells, methodologies must then be developed which allow the engineered cells to properly process the therapeutic protein. The final step involves the development of methods and formulations for the implantation of the engineered cells.

     TKT scientists have successfully accomplished all of the above tasks (Table
II) and, in model systems, have successfully delivered therapeutic proteins for the lifetime of the experimental animals. Much of TKT's work has focused on gene therapy using fibroblasts, a cell type present in the skin (and throughout the body) that is readily obtained from patients and propagated in culture. The Company has developed a variety of methodologies for the stable transfection of normal human cells. "Stable transfection" means that the introduced DNA fragment becomes part of a chromosome in the treated cell. One such methodology is electroporation, a technique based on subjecting cells to a brief electrical pulse. The pulse transiently opens small pores in the cell membrane that allow the DNA fragments of interest to enter the cell. The technique is simple, reproducible (it works for a variety of cell types and for cells derived from newborns to the elderly), efficient (one electroporation provides many more transfected cells than required for treatment) and cost-effective (less than one dollar per reaction).

     TABLE II.  TKT'S GENE THERAPY SYSTEM: SUMMARY OF SELECTED TECHNICAL ACCOMPLISHMENTS

          TASKS                      ACHIEVEMENT                         COMMENTS
          -----                      -----------                         --------

Cell types propagated      Fibroblasts, myoblasts, mammary   Cells retain normal properties
                           epithelial cells

Proteins expressed         Factor VIII, Factor IX, Growth    All expressed at levels of at
                           Hormone, Insulin, Interleukin-2,  least 1 ug/million cells/day
                           LDL receptor, -galactosidase

Transfection               Electroporation, microinjection,  All with efficiencies greater
  methodologies applied    polybrene and calcium phosphate   than 1 stably transfected cell
                           precipitation                     per thousand treated cells

Proteins characterized     Factor VIII, Factor IX, Growth    All with natural
                           Hormone, -galactosidase           post-translational modifications

In vivo expression         Factor VIII, Factor IX, Growth    All at physiologic levels in
  observed                 Hormone, Insulin                  animal models

     The Company believes it has developed the basic technologies required for a safe and effective gene therapy approach which can be refined and optimized for patient use. In patients, TKT envisions that the system would function as follows:

          1. The clinician would identify the patient to be treated and perform a small skin biopsy.

          2. In TKT's manufacturing facility, patient cells would be harvested from the biopsy specimen.

          3. The DNA fragment containing DNA regulatory sequences and protein coding sequences would be introduced into the harvested cells by electroporation. The DNA fragment and the electroporation methodology would be the same for all patients with a given disease.

          4. A genetically-engineered cell expressing the therapeutic protein would be identified, propagated, subjected to appropriate characterization and quality control tests and formulated in a syringe. The syringe would then be returned to the physician.

          5. The physician would then inject the engineered cells under the patient's skin as an outpatient procedure.

The above patient techniques have been successfully carried out in an ongoing Phase I clinical trial. See "-- Clinical Development Status." These procedures might vary based on the disease to be treated. For example, different cell types, sites of implantation and genes of interest could be advantageous for a given disease.

TKT'S GENE THERAPY SYSTEM IN PRACTICE

     To provide an overview of TKT's gene therapy technology in practice, consider a patient diagnosed with Hemophilia A. See Figure 3. Hemophilia A is a bleeding disorder caused by a deficiency in Factor VIII, a protein essential for blood clotting normally found in the blood. As a candidate for a gene therapy treatment, the patient would visit his physician as an out-patient and have a small skin biopsy performed. The piece of skin, less than half the size of a dime, requires only a few minutes to remove. The physician would send the specimen to TKT's manufacturing facility, where the patient's cells would be harvested, genetically engineered to produce the missing clotting factor and characterized to ensure both safety and efficacy. The entire process would require approximately six weeks and, at the end of that time, TKT would return the appropriate number of genetically-engineered cells to the physician. Once again as an out-patient, the cells would be injected back under the patient's skin. The patient should now be capable of producing his own Factor VIII and would no longer suffer bleeding problems.

                  Figure 3  Transkaryotic Therapy in Practice

  [A figure depicting the Company's Transkaryotic Therapy system in practice.]

     Clinical Development Status. The Company's approach to initial clinical development of its enabling gene therapy technology is to evaluate product safety in extremely conservative clinical settings. Towards this end, the Company has initiated one Phase I clinical trial for the treatment of cancer cachexia (the gradual wasting of the body) by growth hormone gene therapy and is sponsoring a second Phase I clinical trial for the treatment of renal cancer and malignant melanoma by Interleukin-2 gene therapy. Based on the data generated from these studies, the Company believes it will be well-positioned to perform clinical trials in patients with conditions that are not life-threatening. At present, the Company intends to explore the possibility of further development of these products in conjunction with corporate partners.

     TKT's first Company-initiated trial began in the U.S. in late 1994 following both validation of TKT's pilot manufacturing facility and FDA review of the Company's IND. The Phase I study is based on the implantation of genetically modified skin fibroblasts to express growth hormone in cancer patients at risk for cachexia. A total of 20 patients will be enrolled with five escalating dosage blocks. Community physicians have injected the modified cells under the skin of subjects; all patient procedures have been performed on an out-patient basis. The major goal of the study is to develop a safety profile of the product in humans. To date, 11 patients have been enrolled in the trial and the therapy appears to be well-tolerated. Due to the extremely conservative inclusion and exclusion criteria for the trial, it is expected to continue well into 1997.

     The Company has also sponsored a Phase I study at the University of Freiburg based on the delivery of Interleukin-2 by genetically modified skin fibroblasts in order to restore or enhance the ability of the immune system to attack the tumor cells in patients with renal cancer and malignant melanoma. All manufacturing processes have been developed and performed by the University and to date, the product appears to be well-tolerated. See "-- Other Gene Therapy Collaborations."

     Based on the results described above, the Company believes that Transkaryotic Therapy offers several clinical and commercial advantages over conventional treatments and other gene therapies for targeted diseases, including:

     - SAFETY. Transkaryotic Therapy does not use infectious agents such as retroviruses to genetically engineer the patient's cells. TKT's non-viral method of producing genetically engineered cells allows for extensive safety testing prior to their implantation in the patient. In studies of TKT's gene therapy system involving over 5,000 animals, no side effects have been observed.

     - LONG-TERM EXPRESSION. Transkaryotic Therapy is designed to produce long-term results with a single treatment. In preclinical animal studies, the Company has produced target proteins at therapeutic levels for the lifetime of the animals, suggesting the possibility of long-term effectiveness in humans.

     - CONTROLLABILITY. Transkaryotic Therapy is designed to deliver therapeutic proteins at levels which meet a patient's specific needs. The Company believes that its gene therapy system will allow the physiologic and pharmacologic regulation of expression. Further, the Company believes that the treatment afforded by Transkaryotic Therapy will be readily reversible so that therapy can be discontinued if no longer required.

     - FLEXIBILITY. The Company has focused on genetically-engineering a wide variety of human cell types because, although certain cell types are useful in the gene therapy of particular diseases, no single cell type is appropriate for the gene therapy of all diseases.

     - EASE OF ADMINISTRATION. Transkaryotic Therapy will allow for the administration of its products by a single injection under the patient's skin on an out-patient basis. Furthermore, the potential long-term effectiveness of the treatment could eliminate problems of patient compliance.

     - COST-EFFECTIVENESS. Transkaryotic Therapy takes advantage of the patient's natural ability to synthesize therapeutic proteins for extended periods. The potential benefits of Transkaryotic Therapy include improved therapeutic outcome, the elimination of frequent painful injections and patient compliance problems, a reduction of side effects due to overdosing and underdosing of conventional proteins and significant reductions in cost. Accordingly, the Company believes that its therapy may be less costly than therapy using conventional protein pharmaceuticals which require frequent administration.

TKT'S GENE THERAPY DEVELOPMENT PROGRAMS AND COMMERCIALIZATION STRATEGY

     The Company is focusing its development efforts on gene therapy products for the treatment of chronic diseases with straightforward and well-characterized etiologies. For certain of these diseases, such as Hemophilia A, effectiveness, dose ranges and safety have been clearly established in the context of currently approved and marketed products. For others, such as Fabry disease, preliminary in vitro and animal model data strongly suggest that the long-term delivery of appropriate therapeutic proteins will effectively treat the disease. The Company believes that this initial focus will provide strategic advantages by allowing evaluation of Transkaryotic Therapy based on well understood clinical parameters, thereby facilitating the regulatory approval process. Furthermore, the Company believes that when administered as part of its proprietary gene therapy system, these proteins may provide therapeutic benefits not achievable using conventional methods of delivery.

     Hemophilia A. When a blood vessel ruptures, an intricate series of events allows the rapid formation of a clot in normal individuals. One of the best-studied coagulation disorders is Hemophilia A, caused by a deficiency or defect in protein coagulation Factor VIII. Patients with the disease experience acute, debilitating and often life-threatening bleeding episodes. Depending on the severity of the disease, bleeding may occur spontaneously or after minor trauma. Conventional treatment consists of temporarily increasing the patient's

Factor VIII levels through infusions of plasma-derived or recombinantly-produced Factor VIII. Factor VIII levels typically rise to therapeutic levels for only two to three days following intravenous administration, then return to the baseline subtherapeutic level, once again placing the patient at risk for a serious bleeding episode. It is estimated that there are about 19,000 Hemophilia A patients in the U.S. and Canada, 25,000 in Europe and 4,000 in Japan. In the U.S., an adult suffering from the disease receives Factor VIII protein treatment only during bleeding crises at an average annual cost of approximately $65,000.

     TKT's approach to the treatment of hemophilia is based on the production and delivery of Factor VIII using Transkaryotic Therapy. The Company believes that its Factor VIII gene therapy product has the potential to provide a constant supply of therapeutic levels of the missing protein, effectively eliminating the problem of rapid disappearance of the therapeutic protein. The Company has produced clonal populations of human fibroblasts which have been transfected to express Factor VIII in vitro, demonstrated that the protein is properly processed and achieved protein expression in animals. The Company has initiated preclinical studies for the product and intends to initiate Hemophilia A clinical trials in 1997.

     In July 1993, the Company entered into a Collaboration and License Agreement with Genetics Institute, Inc. ("GI") relating to a joint development and marketing program for a Hemophilia A gene therapy product based on the Company's non-viral technology. The agreement provides that the parties will collaborate to develop and commercialize a non-viral gene therapy product for the treatment of Hemophilia A using TKT's proprietary technology and GI's patented Factor VIII genes. Under the agreement, GI has granted TKT a nonexclusive worldwide license under GI's patents covering truncated versions of the gene encoding Factor VIII for use in certain non-viral gene therapy applications. GI has agreed to pay a portion of the clinical development costs of the product in the U.S., Canada and the European Community. TKT retained exclusive manufacturing rights throughout the world and exclusive marketing rights to all countries of the world except those in Europe. Subject to certain conditions, GI received exclusive rights to market the product in Europe. The agreement is terminable by GI in the event certain product development and regulatory approval milestones are not reached.

     Fabry Disease. Fabry disease is an X-linked lysosomal storage disease caused by the deficiency of the enzyme -galactosidase. The disorder is characterized by the accumulation of lipids in lysosomes of vascular endothelial and smooth muscle cells and in a wide variety of other tissues. Patients with classic Fabry disease of early onset, generally in adolescence, show diverse clinical manifestations including severe pain and cardiovascular and renal complications. It is estimated that there are about 2,000 patients in the U.S. and a total of approximately 5,000 patients in the developed world. Current treatment of the disease is limited to the reduction of symptoms. Clinical trials of enzyme replacement therapy in the late 1970's have been reported using infusions of -galactosidase purified from placenta, spleen or plasma. The intravenous injection of the enzyme resulted in the transient reduction in the plasma levels of the deleterious lipid but, due to the limited availability of the enzyme obtained from human sources, insufficient quantities were available for further studies.

     The development of a safe and effective gene therapy product for the direct delivery of -galactosidase using a gene therapy approach could result in an elimination of pain symptoms, the medium- and long-term cardiovascular and renal complications and in an increased life expectancy and improved quality of life. TKT has produced purified -galactosidase from normal human fibroblasts and demonstrated that the enzyme has the desired structural and functional properties. Before proceeding to a gene therapy trial, it is important to determine the safety and pharmacokinetics of the protein in humans. Towards these ends, the Company is planning to file an IND in 1996 to study the protein in a small Phase I clinical trial. Based on the data obtained, it is anticipated that this study will allow the design of a follow-up gene therapy trial in 1997.

     Long-term Gene Therapy Targets. The Company's long-term gene therapy product development strategy is focused on products for the treatment of commonly occurring diseases including both juvenile- and adult-onset diabetes, hypercholesterolemia and osteoporosis. These are diseases for which either (i) a proven therapeutic protein exists but effective treatment of the disease requires complex patterns of regulation in the patient (for example, insulin is widely used in the treatment of diabetes but delivery of insulin by conventional methods is imprecise and does not prevent the serious complications of the disease) or (ii) no protein has yet been proven effective in treating the disease (for example, many proteins are thought to have potential in the treatment of hypercholesterolemia, but that has yet to be proven conclusively in patients).

     Manufacturing. One of the critical aspects of any cell-based therapy is the approach to manufacturing. As stated above, the manufacturing process takes up to six weeks and it is essential to optimize the process to allow for a commercially-viable product. The Company believes that this has been accomplished and, for example, the Company believes that the cost for manufacturing its single administration Factor VIII gene therapy product is less than that for manufacture of a one year supply of purified Factor VIII protein required by a typical patient. To produce early clinical materials, TKT has constructed a pilot manufacturing facility that was designed to conform to FDA guidelines for Current Good Manufacturing Practice ("CGMP"). For Phase III clinical trials and commercialization, TKT intends to construct a CGMP-certified facility.

     The Company intends to manufacture its gene therapy products in central manufacturing facilities. Initially, a single facility would be constructed to serve the U.S. As the Company's product pipeline matures, it is anticipated that demand will increase, possibly requiring the Company to construct an additional central manufacturing facility in the U.S. Other gene therapy companies have adopted a strategy wherein every large city (or potentially large hospital) would have a cell processing facility, but TKT believes that the requirements for strict quality control and the benefits of economy of scale are best achieved using the central manufacturing strategy.

OTHER GENE THERAPY COLLABORATIONS

     In 1994, the Company entered into a three-year collaboration with the University of Freiburg. As part of that collaboration, TKT is sponsoring the first gene therapy trial approved in Germany. The Phase I study is based on the delivery of Interleukin-2 by genetically modified skin fibroblasts in order to restore or enhance the ability of the immune system to attack the tumor cells in patients with renal cancer and malignant melanoma. TKT has no role in the manufacturing process. The trial was initiated in 1994 and 14 patients have been enrolled to date. In addition to sponsoring the clinical trial, TKT has certain rights to technologies developed for the non-viral gene therapy of certain cancers.

     In November 1995, the Company entered into a collaboration with the Institute Pasteur (the "Institute") to study the gene therapy of Hurler disease, a lysosomal storage disorder. The Institute has successfully delivered various proteins in a number of animal models and the Company and the Institute are working to improve expression of the missing enzyme in human cells. In addition, the Company has certain rights to related technologies developed at the Institute.

     In July 1996, the Company entered into a collaboration with the Women's and Children's Hospital, Adelaide (the "Hospital") to study gene and protein replacement for the mucopolysaccharidoses, a group of lysosomal storage disorders. The Company and the Hospital plan to work towards developing a series of therapies for these related diseases, building on the Hospital's twenty years of experience in their molecular biology and clinical features.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

     Proprietary Issues. For many currently-marketed proteins, the product manufactured using conventional genetic engineering techniques does not represent the first time the protein was isolated and purified. As such, it was generally not possible to obtain a broad composition of matter patent for many of the currently-marketed proteins. In contrast, the isolated and purified DNA sequences encoding these proteins, various vectors used to insert such DNA sequences into production cell lines, cell lines modified by the insertion of such DNA sequences, and corresponding methods (including methods of producing proteins using this approach) led to issued patents in many cases. TKT believes that, by completely avoiding the use of isolated and purified DNA sequences encoding proteins of commercial interest, the Company's technology does not infringe claims based on isolated and purified DNA sequences encoding such proteins. Furthermore, the Company intends to avoid the use of technologies (such as specific protein purification procedures) that are the subject of patents that are not limited to protein products manufactured using conventional genetic engineering techniques.

     Over the past decade, there has been a dramatic increase in the number of approaches to gene therapy under development in both academic and industrial laboratories. A large number of patent applications have been filed in the U.S. and worldwide relating to this work, and a number of gene therapy patents have issued to date. The Company requested, and the U.S. Patent and Trademark Office (the "PTO") declared, an interference regarding an issued patent with broad claims to ex vivo gene therapy. The participants in the interference are Genetic Therapies, Inc. (a wholly-owned subsidiary of Novartis), Somatix Therapy Corporation and TKT. The PTO proceeding will determine the patentability of the subject matter of the interference and which of the parties first developed this subject matter. The process to resolve the interference can take many years. The outcome of interferences can be quite variable: for example, none of the three parties may receive the desired claims, one party may prevail, or a settlement involving two or more of the parties may be reached. There can be no assurance that TKT will prevail in this interference or that, even if it does prevail, that the Company can meaningfully protect its proprietary position. In the event TKT does not prevail, there can be no assurance that TKT could obtain a license to the disputed claims, and, if it can not, commercialization of the Company's gene therapy products in the U.S. could be adversely affected. With the possible exception of the patents involved in the interference, the Company believes its Transkaryotic Therapy technology does not infringe on patents issued to date.

     Currently, the Company has 19 pending patent applications in the U.S. to protect its proprietary methods and processes; it has also filed corresponding foreign patent applications for certain of these U.S. patent applications. The U.S. patent applications relate to Gene Activation in general, DNA sequences required for Gene Activation, vectors required for Gene Activation, cells modified by Gene Activation, proteins produced by Gene Activation, corresponding Gene Activation methods, Transkaryotic Therapy in general, methods of propagating and transfecting cells, methods for obtaining expression of therapeutic proteins and homologous recombination in cells, and cells modified by the preceding methods. Where appropriate, the Company intends to file, or cause to be filed on its behalf, additional patent applications relating to future discoveries and improvements.

     The Company believes that protection of the proprietary nature of its products and technology is important to its business. Accordingly, it has adopted and will maintain a vigorous program to secure and maintain such protection. The Company's practice is to file patent applications with respect to technology, inventions and improvements that are important to its business. The Company also relies upon trade secrets, unpatented know-how, continuing technological innovation and the pursuit of licensing opportunities to develop and maintain its competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary technology or that the Company can meaningfully protect its proprietary position.

     As a general matter, patent positions in the fields of biotechnology and biopharmacology are highly uncertain and involve complex legal, scientific and factual matters. To date, there has emerged no consistent policy regarding the breadth of claims allowed in biotechnology patents. Consequently, although TKT plans to prosecute aggressively its applications and defend its patents against third parties, there can be no assurance that any of the Company's patent applications relating to the technology used by the Company will result in the issuance of patents or that, if issued, such patents will not be challenged, invalidated or circumvented or will afford the Company protection against competitors with similar technology. Should the Company become involved in any litigation or interference proceedings regarding patent or other proprietary rights, such litigation or interference proceedings may result in substantial cost to the Company, regardless of outcome and, further, may adversely affect TKT's ability to develop, manufacture and market its products and to form strategic alliances.

     The Company's technologies and potential products may conflict with patents which have been or may be granted to competitors, universities or others. As the biotechnology industry expands and more patents are issued, the risk increases that the Company's technologies and potential products may give rise to claims that they infringe the patents of others. Such other persons could bring legal actions against the Company claiming damages and seeking to enjoin commercialization of a product or use of a technology. If any such actions are successful, in addition to any potential liability for damages, the Company could be required to obtain a license in order to continue to use such technology or to manufacture or market such product or could be required to cease using such product or technology. There can be no assurance that the Company would prevail in any such action or that any license required under any such patent would be made available or would be made available on acceptable terms. The Company believes that there may be significant litigation in the Gene Activation and gene therapy fields regarding patent and other intellectual property rights. In September 1996, the Company received a letter from Amgen, Inc. ("Amgen") stating, without further elaboration, that in Amgen's opinion any implication that the Company will be able to commercialize GA-EPO in the United States is "materially false and misleading." The Company has received an opinion of Hamilton, Brook, Smith & Reynolds, P.C., counsel to the Company that the technologies employed by the Company and the method of their use in the Company's products do not infringe U.S. Patent Numbers 4,703,008, 5,441,868 and 5,547,933, the principal Amgen patents, and would not infringe such patents under the doctrine of equivalents. Based upon this opinion as well as its and its counsel's review of other relevant patents, the Company believes that it will be able to commercialize GA-EPO in the United States upon successful completion of its clinical trials and receipt of FDA approval. This opinion, however, is not binding on any court, and there can be no assurance that the Company will not in the future become subject, in the United States or any other country, to patent infringement claims, interferences, and other litigation involving patents, including the three referenced Amgen patents, or any patents that may issue on any pending patent applications, including Amgen patent applications. See "Risk Factors -- Patents and Proprietary Rights." If the Company becomes involved in such litigation, it could consume substantial Company resources.


     To further protect its trade secrets and other proprietary property, the Company requires all employees, Scientific Advisory Board members, consultants and collaborators having access to such proprietary property to execute confidentiality and invention rights agreements in favor of the Company before beginning their relationship with the Company. While such arrangements are intended to enable the Company to better control the use and disclosure of its proprietary property and provide for the Company's ownership of proprietary technology developed on its behalf, they may not provide meaningful protection for such property and technology in the event of unauthorized use or disclosure.

     Licensing. The Company has entered into several licensing agreements under which it has acquired certain worldwide rights to use proprietary genes and related technology in its non-viral gene therapy products: The Company has a nonexclusive license for certain non-viral gene therapy applications from GI with respect to GI's patented Factor VIII genes and a nonexclusive sublicense for non-viral gene therapy applications from British Technology Group plc ("BTG") with respect to BTG's patented Factor IX gene. TKT's rights under these gene licenses and sublicenses are for the term of the last to expire patent included in the licensed patent rights, subject to earlier termination in the event of the Company's failure to meet certain specified milestones. Although the Company is not currently in default under any of these agreements, there can be no assurance that such defaults will not occur in the future. Should such a default occur and any of these licenses or sublicenses be terminated in the future, the Company could lose the right to continue to develop one or more of its potential products, which loss could have a material adverse effect upon the Company's business.

COMPETITION

     Gene Activation. At present, the Company considers its primary competition with respect to its Gene Activation technology to be companies involved in the current production of therapeutic proteins. These companies have obtained patent protection covering many of the techniques used to produce commercially-marketed proteins using conventional genetic engineering techniques. These patent rights have served as an effective entry barrier in the $11 billion (1995) protein therapeutics market. Several pharmaceutical and biotechnology companies have an established presence in the field of therapeutic protein production. For example, erythropoietin is marketed by Johnson & Johnson and Amgen, Inc. in the U.S.; by Boehringer Mannheim GmbH and Johnson & Johnson in Europe; and by Sankyo Company Ltd. and Chugai Pharmaceutical Co., Ltd. in Japan. These and other competitors have substantially greater financial and other resources than the Company, including larger research and development staffs and more experience and capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals and manufacturing, marketing and distributing products. There can be no assurance that TKT will succeed in developing and marketing technologies and products that are more clinically efficacious and cost-effective than the more established treatments or the new approaches and products developed and marketed by its competitors.

     The Company believes that the primary competitive factors in the market for therapeutic proteins may include product safety, efficacy, distribution channels and price, and disease management services. In addition, the length of time required for products to be developed and to obtain regulatory and in some cases, reimbursement approval are important competitive factors. The biotechnology industry is characterized by rapid and significant technological change. Accordingly, the Company's success will depend in part on its ability to respond quickly to medical and technological changes through the development and introduction of new products. The Company believes it competes favorably with respect to these factors, although there is no assurance that it will be able to continue to do so.

     Gene Therapy. The Company's gene therapy system will have to compete with other gene therapy systems as well as with conventional methods of treating the diseases and conditions targeted by the Company and new non-gene therapy treatments which may be developed in the future.

     A number of commercial entities, including major established biotechnology and pharmaceutical companies, as well as development stage entities, currently are involved in the field of human gene therapy. Additional competitors may enter the field in the future as gene therapy becomes better established. Some of these existing competitors have and certain of these potential competitors may have, substantially greater financial, technical, scientific, marketing or other capabilities and resources than are available to the Company. Smaller companies may obtain access to such skills and resources through collaborative arrangements with pharmaceutical companies or academic institutions. Moreover, existing or potential competitors may possess or acquire patents or other rights to genes or technology which are necessary or useful for certain applications of the Company's gene therapies, thereby hampering or preventing the Company from exploiting such applications. See "Risk Factors -- Competition."

     The Company is developing gene therapy products to address a variety of diseases and conditions. For certain of the Company's potential products, an important competitive factor may be timing of market entry. The speed with which TKT can enter and complete human clinical trials and approval processes may therefore be a significant competitive factor. The Company believes that product efficacy, safety, reliability and price may also be important competitive factors. The development by others of alternative or superior treatment methods could render the Company's products obsolete or noncompetitive with respect to some or all of these competitive factors. In addition, treatment methods not clearly superior to the Company's could achieve greater market penetration through competitors' superior sales, marketing or distribution capabilities. The Company's competitive position also depends upon its ability to attract and retain qualified personnel, obtain patent protection, secure licenses of necessary genes and technology from third parties, or otherwise develop proprietary products or processes and secure sufficient capital resources for the typically substantial expenditures and period of time prior to commercial sales of each product.

GOVERNMENT REGULATION

     All the Company's products will require regulatory approval by U.S. and foreign government agencies prior to commercialization in such countries. In particular, protein therapeutics are subject to rigorous pre-clinical and clinical testing, and other pre-market approval procedures administered by the FDA and similar authorities in foreign countries. In addition, gene therapy is a new technology, and regulatory approvals may be obtained more slowly than for products produced using conventional technologies. In the U.S., various federal and in some cases state and local, statutes and regulations also govern or influence the manufacturing, labeling, storage, record keeping and marketing of such products.

     Obtaining approval from the FDA and other regulatory authorities for a therapeutic product may take several years and involve substantial expenditures. Moreover, ongoing compliance with applicable requirements can entail the expenditure of substantial resources. Difficulties or unanticipated costs may be encountered by the Company in its efforts to secure necessary governmental approvals, which could delay or preclude the Company from marketing its products.

     The activities required before a new pharmaceutical agent may be marketed in the U.S. begin with pre-clinical testing. Pre-clinical tests include laboratory evaluation and animal studies to assess the potential safety and efficacy of the product. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application ("IND"), which must be reviewed and cleared by the FDA before proposed clinical testing can begin. Clinical trials are conducted in accordance with specific federal regulations (known as Good Clinical Practices). The clinical protocols detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each clinical protocol must be submitted to the FDA as part of an IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study will be conducted. Each IRB will consider, among other things, ethical factors, the safety of human subjects, and informed consent.

     Clinical trials are typically conducted in three sequential phases. In Phase I, clinical trials typically include a small number of subjects (often healthy volunteers) to determine the early safety profile and the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with larger groups of patients afflicted with a specific disease in order to further test safety, and determine optimal dose amounts, dose schedules, and routes of drug administration. In Phase III, larger-scale, multi-center, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for a valid statistical test of efficacy and safety required by the FDA and others. In the case of products for life-threatening disease, the initial human testing may be done in patients rather than healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such studies may provide results traditionally obtained in Phase II trials. These trials are frequently referred to as Phase I/II trials. Although some of the Company's products are being considered for patients with life-threatening diseases, there can be no assurance that the FDA will allow Phase I/II studies, or that if Phase I/II studies are permitted, that this study design would shorten the development time for any of the Company's products. The FDA receives reports on the progress of each phase of clinical testing and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients, or if the design of the trial is insufficient to meet its stated objectives.

     After completion of clinical trials of a new product, FDA marketing approval must be obtained. The Company expects that its products will be regulated as biologics. Traditionally, both a Product License Application ("PLA") and an Establishment License Application ("ELA") have been required prior to commercial marketing. The Company expects that both licenses will be required for its gene therapy products. Recently the FDA has announced its intention to simplify the licensing process for well-characterized biologics, and put forth a regulatory mechanism to allow for a single license application, a Biologics License Application ("BLA"), for well-characterized biologics. The Company expects that its Gene Activation products will fall into this category and require a single BLA. License applications submitted to the FDA have historically taken, typically, two to five years to receive approval. In 1992, at the same time of passage of the Prescription Drug User Fee Act, the FDA committed to reviewing and acting on a complete license application within 12 months of the submission date. Nevertheless, if FDA determines that an application is incomplete, or that important issues are unanswered by the data in the application, approval times could be delayed significantly. Notwithstanding the submission of relevant data, the FDA may ultimately decide that the license application does not satisfy its criteria for approval. Even if FDA clearances are obtained, a marketed product is subject to continual review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restriction on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, the manufacturing facility for the Company's products will be subject to FDA inspection for adherence to CGMP prior to marketing clearance and periodically following approval. This will require the Company to observe rigorous manufacturing specifications.

     The Company believes that many of its Gene Activation products are likely to be reviewed within FDA by its Center for Biological Evaluation and Research ("CBER"). CBER currently has no "bioequivalence" pathway for the rapid approval of closely-related biologics and the Company believes that its Gene Activated products will be treated as new biologic entities and require a complete regulatory and clinical program. However, these programs will often have the advantage of focusing on Gene Activated products with conventional, previously approved, counterparts that are well-known to regulatory authorities around the world (in contrast to a typical new chemical entity, which has no related history concerning its safety and efficacy in humans). In April 1996, the FDA issued a document entitled "FDA Guidance Concerning Demonstration of Comparability of Human Biological Products, Including Therapeutic Biotechnology-derived Products." This document describes situations in which a manufacturer can establish the equivalence of a modified version of their own product using physical, chemical, and/or pharmacological methods, without the need for additional clinical trials. This is a departure from traditional doctrine, in which biologics were deemed too complex to compare using such methods, and reflects the increased purity of many products and technical advances in the analytical methods currently in use. Although an approval pathway for bioequivalent biologics does not exist, the Company believes that increased analytical sophistication and enhanced purity of biologic products will facilitate the development and regulatory review of its Gene Activation products.

     In addition to regulations enforced by FDA, the Company is also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. The Company's research and development involves the controlled use of hazardous materials, chemicals, biological materials and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

     For marketing outside the U.S., the Company also is subject to foreign regulatory requirements governing human clinic trials and marketing approval for products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

FACILITIES

     TKT currently leases approximately 56,000 square feet of laboratory and office space in a building located in Cambridge, Massachusetts. Approximately 8,000 square feet are utilized as office space, 43,000 square feet are utilized for laboratory space and 5,000 square feet are dedicated to manufacturing of the Company's gene therapy products for clinical testing. The Company has no manufacturing facility for protein production and, under the agreements between the Company and HMRI for the commercialization of GA-EPO, HMRI is responsible for the manufacture of this product. The Company believes that its existing facilities are adequate to meet its current needs. The Company also believes that its current facilities comply with all material zoning requirements and that it has all necessary permits and authorizations for such facilities.

LEGAL PROCEEDINGS

     The Company is currently involved in a patent interference proceeding before the United Stated Patent and Trademark office. See "Patents, Proprietary Rights and Licenses." The Company is not a party to any other legal proceedings.

EMPLOYEES

     As of August 15, 1996, the Company had 117 full-time employees, including 88 scientists and 29 development, manufacturing and administrative personnel. The Company's employees are not covered by any collective bargaining agreement. TKT considers relations with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The directors, executive officers and key employees of the Company are as follows:

                 NAME                   AGE                              POSITION
                 ----                   ---                              --------
Richard F Selden, M.D., Ph.D. ........  38      President; Chief Executive Officer; and Director

Christoph M. Adams, Ph.D. ............  39      Vice President, Business Development

Kurt Gunter, M.D. ....................  42      Vice President, Clinical and Regulatory Affairs

Anthony R. Hall.......................  57      Vice President, Finance and Administration; Chief
                                                Financial Officer

Douglas A. Treco, Ph.D. ..............  39      Vice President, Director of Research and Development

Andrea T. Jeffrey.....................  46      Director of Operations

Robert A. Pazzano, Pharm.D. ..........  49      Director of Manufacturing

William R. Miller(1)(2)...............  68      Director

Rodman W. Moorhead, III(1)............  52      Director; Chairman of the Board

James E. Thomas(2)....................  36      Director; Secretary

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Richard F Selden, M.D., Ph.D. is the founder of TKT. He has served as Chief Scientific Officer, Chairman of the Scientific Advisory Board and a Director since the Company's inception in 1988 and as President and Chief Executive Officer since June 1994. Prior to founding TKT, Dr. Selden was a post-doctoral fellow in the Department of Genetics at Harvard Medical School and a pediatric resident at Massachusetts General Hospital. From 1989 to 1992, Dr. Selden held an academic appointment as Instructor in the Harvard Medical School Department of Pediatrics. He received an A.B. in Biology from Harvard College, an A.M. in Biology from the Harvard University Graduate School of Arts and Sciences, a Ph.D. in genetics from the Division of Medical Sciences at Harvard Medical School and an M.D. from Harvard Medical School.

     Christoph M. Adams, Ph.D. has served as Vice President, Business Development of the Company since March 1994. From May 1991 to February 1994, Dr. Adams was Business Development Manager and from 1989 to 1991, he was International Product Manager at the Pharmaceuticals Division of Ciba-Geigy AG in Basel, Switzerland. Dr. Adams received a Ph.D. in Organic Chemistry from the University of Zurich and an M.B.A. from INSEAD, Fontainebleau, France.

     Kurt Gunter, M.D. has served as a consultant to the Company since September 1993 and as Vice President, Clinical and Regulatory Affairs since July 1996. From September 1993 to June 1996, Dr. Gunter worked at Children's National Medical Center, most recently as Director of Stem Cell Processing, Hematology and Blood Donor Center/Hematology Division. From 1988 to 1993, Dr. Gunter worked at the Center for Biologics Evaluation and Research of the U.S. Food and Drug Administration as Acting Deputy Director, Division of Cellular Therapies and Gene Therapies and Chief, Cytokine and Cell Biology Branch. He received a B.S. in Biological Sciences from Stanford University and an M.D. from the University of Kansas School of Medicine.

     Anthony R. Hall has served as the Vice President, Finance and Administration, and Chief Financial Officer since June 1996. From September 1989 until May 1994, Mr. Hall served as Vice President, Fiduciary and Risk Management, of Bristol-Myers Squibb Company ("BMS"), a pharmaceutical company and from May 1994 to May 1996 as a consultant to BMS. From 1984 to 1989, Mr. Hall served as Corporate Vice President and Assistant Treasurer of Bristol-Myers Company. Mr. Hall is a Fellow of the Chartered Association of Certified Accountants of the United Kingdom and received a B. Comm. from the University of Capetown.

     Douglas A. Treco, Ph.D. has directed research at the Company since its inception in 1988. Since June 1993, he has served as Vice President, Director of Research and Development. From December 1990 to June 1993, he served as Director of Research. From 1988 to 1990, he served as Manager of Research. From 1985 to 1988, Dr. Treco was a Research Fellow in Genetics, Department of Molecular Biology, Massachusetts General Hospital and Department of Genetics, Harvard Medical School. He received a Ph.D. in Biochemistry and Molecular Biology from the State University of New York, Stony Brook.

     Andrea T. Jeffrey has served as Director of Operations of the Company since July 1993. From January 1992 to June, 1993, Ms. Jeffrey was Facility Director at the Center for Blood Research at Harvard Medical School. From 1982 to 1991, she was Director of Laboratory Services at BioTechnica International, a biotechnology company in Cambridge, Massachusetts. Ms. Jeffrey received a B.S. in Biology from Wheaton College.

     Robert A. Pazzano, Pharm. D. has served as Director of Manufacturing of the Company since October 1993. From 1988 to 1993, Mr. Pazzano was Director of Manufacturing at Organogenesis Inc. and, from 1981 to 1988, he held related positions at Damon Biotech, Inc., Medchem Products, Inc. and Delmed, Inc. Mr. Pazzano received a B.S. in Pharmacy and a Pharm.D. in Industrial Pharmacy from Massachusetts College of Pharmacy, and an M.S. in Pharmaceutical Business Administration from Northeastern University.

     William R. Miller has served as a Director since September 1991. In January 1991, he retired as Vice Chairman of the Board of Directors of BMS, which position he had held since 1985. Mr. Miller was a member of the Board of Pharmaceutical Manufacturers Associations from 1981 to 1990 and served as Chairman from 1986 to 1987. He was Vice President and a member of the council of the International Federation of Pharmaceutical Manufacturers Associations from 1988 until 1990. Mr. Miller is a member of the Board of Trustees of the Cold Spring Harbor Laboratory and is a director of Imclone Systems, Inc., Isis Pharmaceuticals, Inc., St. Jude Medical, Inc., and Westvaco Corporation, as well as several private companies. In addition, Mr. Miller serves as Chairman of the Board of Directors of SIBIA Neurosciences, Inc. and Vion Pharmaceuticals, Inc.

     Rodman W. Moorhead, III has served as Chairman of the Board of Directors since May 1992. Since 1973, he has been with E.M. Warburg, Pincus & Co., Inc. ("Warburg, Pincus"), a private investment firm, where he currently serves as a Senior Managing Director. He is also a director of NeXstar, Inc., Value Health, Inc. and a number of privately held companies.

     James E. Thomas has served as a Director and Secretary of the Company since May 1992. Mr. Thomas has served as a Managing Director of Warburg, Pincus since January 1994, and prior to that served as Vice President from 1991 to 1994 and Associate from 1989 to 1991. Mr. Thomas is also a director of Anergen, Inc., Celtrix Pharmaceuticals, Inc., Menley & James Laboratories, Inc. and a number of privately held companies.

     The Company currently has four Directors. All Directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. The officers serve until the next annual meeting of the Board of Directors or until their earlier resignation or removal.

     Directors are elected by the stockholders at each annual meeting to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Effective upon the closing of this offering, at each meeting of the Company's stockholders at which directors are to be elected, the Company has agreed to nominate, recommend the election by the Company's stockholders and use its best efforts to effect the election to the Board of Directors of the Company of (i) two individuals designated by Warburg, Pincus Capital Partners, L.P. ("Warburg"), as long as Warburg beneficially owns at least 20% of the outstanding Common Stock of the Company and (ii) one individual designated by Warburg, as long Warburg beneficially owns at least 10% or more, but less than 20%, of the outstanding Common Stock of the Company. Officers are selected by and serve at the discretion of the Board of Directors.

     All of the current directors of the Company were elected pursuant to an Amended and Restated Voting Rights Agreement. The Voting Rights Agreement will expire by its terms upon the consummation of this offering.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a Compensation Committee, which makes recommendations concerning salaries of each employee of the Company entitled to a salary in excess of $150,000 and which exercises the authority of the Board with respect to all incentive or stock option plans or arrangements established by the Company. The Company also has an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent auditors.

DIRECTOR COMPENSATION

     In general, the Company does not compensate Directors for service as Directors but reimburses them for expenses incurred in connection with attendance at meetings of the Board of Directors and committees thereof. Mr. Miller is paid $1,000 for attendance at each meeting of the Board. For the fiscal year ending December 31, 1995, Mr. Miller earned $3,000 in Director's fees.

SCIENTIFIC ADVISORY BOARD

     The Company is assisted in its research and development activities by its Scientific Advisory Board ("SAB"), composed of leading scientists who meet several times each year to review the Company's research and development activities, discuss technological advances relevant to the Company and its business, and otherwise assist the Company.

     In addition to Dr. Selden, who serves as Chairman of the Scientific Advisory Board, and Dr. Treco, the following persons are members of the Scientific Advisory Board:

     Bruce Furie, M.D. is Professor of Medicine and Biochemistry at Tufts University School of Medicine. Chief of the Division of Hematology-Oncology at New England Medical Center, Director of the Hemophilia Center at New England Medical Center, and Co-Director of the Center for Hemostasis and Thrombosis Research at New England Medical Center. He received an M.D. from the University of Pennsylvania School of Medicine in 1970. Dr. Furie studies the molecular basis of blood coagulation and related clinical disorders, including hemophilia.

     Barbara C. Furie, Ph.D. is Professor of Medicine and Biochemistry at Tufts University School of Medicine, Co-Director of the Center for Hemostasis and Thrombosis Research at New England Medical Center, and a member of the Division of Hematology-Oncology, New England Medical Center. She received a Ph.D. in Chemistry from the University of Pennsylvania in 1970. Dr. Furie studies the molecular basis of blood coagulation and platelet membrane cell adhesion molecules.

     Walter Gilbert, Ph.D. is the Carl M. Loeb University Professor at Harvard University. He served as Chairman of the Department of Cellular and Developmental Biology at Harvard University from 1987 to 1993. In 1980, Dr. Gilbert (together with two others) received the Nobel Prize for Chemistry for his work in developing one of the two rapid DNA sequencing techniques that have provided a major stimulus to the study of gene structure. Dr. Gilbert received a Ph.D. from Cambridge University in 1957. His current research interests include molecular biology, molecular evolution and intron/exon gene structure.

     Howard M. Goodman, Ph.D. is Professor of Genetics at Harvard Medical School and Chief of the Department of Molecular Biology at Massachusetts General Hospital. Dr. Goodman was a Professor of Biochemistry at the University of California, San Francisco from 1970 to 1981. He received a Ph.D. in Biophysics from Massachusetts Institute of Technology in 1964. Dr. Goodman has previously studied the molecular biology of hormones and peptides and is currently engaged in a plant genome project.

     David D. Moore, Ph.D. is Associate Professor of Genetics in the Department of Molecular Biology at Massachusetts General Hospital and in the Department of Genetics at Harvard Medical School. He received a Ph.D. in Molecular Biology from The University of Wisconsin, Madison in 1979. Dr. Moore studies the molecular basis of hormone action and gene regulation in endocrine systems.

     Gordon H. Sato, Ph.D. is Director Emeritus of the W. Alton Jones Cell Science Center in Lake Placid, New York. Dr. Sato was Director of the Cell Science Center from 1983 until his retirement in 1993. Dr. Sato received a Ph.D. in Biophysics from the California Institute of Technology in 1955. He was a Professor in the Graduate Department of Biochemistry at Brandeis University from 1958 to 1969, and he was a Professor of Biology at the University of California San Diego from 1969 to 1983. Dr. Sato was elected to the National

Academy of Sciences in 1984. Dr. Sato has studied the effects of hormones and growth factors on cells in culture, and he established the first differentiated mammalian cell lines.

     Jack W. Szostak, Ph.D. is Professor of Genetics in the Department of Molecular Biology at Massachusetts General Hospital and the Department of Genetics at Harvard Medical School. He received a Ph.D. in Biochemistry from Cornell University in 1977. Dr. Szostak studies the mechanism of ribozyme function.

     Except for Drs. Selden and Treco, each member of the SAB has entered into a consulting agreement with the Company covering the terms of such person's position as a consultant to the Company and member of the SAB. All scientific advisors own shares of Common Stock of the Company, some of which shares are subject to vesting. All of the Company's scientific advisors (other than Drs. Selden and Treco) are employed by employers other than the Company and may have other commitments to, or consulting or advisory contracts with, other entities which may conflict or compete with their obligations to the Company. Generally, scientific advisors are not expected to devote a substantial portion of their time to Company matters.

EXECUTIVE COMPENSATION

     The table below sets forth certain compensation information for the Chief
Executive Officer of the Company and the three other most highly compensated executive officers of the Company whose salary and bonus for the fiscal year ended December 31, 1995 exceeded $100,000 (collectively, the "Named Executive
Officers").

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                                     AWARDS
                                                ANNUAL            ------------
                                           COMPENSATION(1)         RESTRICTED
                                         --------------------        STOCK             ALL OTHER
NAME AND PRINCIPAL POSITION              SALARY($)    BONUS($)    AWARDS($)(2)     COMPENSATION($)(3)
---------------------------              ---------    --------    ------------     ------------------
Richard F Selden.......................  $200,000     $86,000(4)       --               $ 4,659
  President and Chief Executive
  Officer

Douglas A. Treco.......................   134,000      30,000          --                 3,125
  Vice President, Director of Research
  and Development

Christoph M. Adams.....................   142,000      17,500          --                21,193(5)
  Vice President, Business Development

Robert A. Pazzano......................   106,000       3,000          --                 3,241
  Director of Manufacturing

---------------
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total amount of annual salary and bonus for the executive officer for the year ended December 31, 1995.
(2) No shares of restricted stock were awarded in the year ended December 31, 1995. As of December 31, 1995, Dr. Treco held an aggregate of 17,357 shares of unvested restricted stock valued at $114,615. The value of the restricted stock held by Dr. Treco at December 31, 1995 was determined by multiplying the fair market value of the Common Stock determined by the Board of Directors on the date of grant ($6.60) by the number of shares held and subtracting the aggregate purchase price paid by Dr. Treco for such shares. No dividends were paid in 1995 on the outstanding shares of restricted stock.
(3) Includes the following: (a) the Company's contributions for Dr. Selden, Dr. Treco, Dr. Adams and Mr. Pazzano under the Company's 401(k) Plan in the amounts of $3,750, $2,945, $3,750 and $2,725, respectively; (b) the taxable portion of group term life insurance premiums paid by the Company for Dr. Selden, Dr. Treco, Dr. Adams and Mr. Pazzano in the amounts of $180, $180, $180 and $516, respectively.
(4) Bonus earned in the year ended December 31, 1995 was paid in 1996.
(5) Includes reimbursement by the Company for costs associated with relocation.

     Options Grants. The Company did not grant any stock options to the Named Executive Officers during the fiscal year ended December 31, 1995.

     In January 1996, the Company granted nonqualified stock options to Dr. Selden (128,571 shares), Dr. Treco (25,714 shares), Dr. Adams (6,429 shares) and Mr. Pazzano (5,143 shares) at an exercise price of $.01 per share. All such options vest in equal annual installments over six years on the anniversary of the grant date and expire on January 17, 2006.

     Year-End Option Table. The following table sets forth certain information concerning exercisable and unexercisable stock options as of December 31, 1995.
None of the Named Executive Officers exercised options during the fiscal year ended December 31, 1995.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES
                                           NUMBER OF SECURITIES UNDERLYING       VALUE OF UNEXERCISED
                                               UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                                 FISCAL YEAR-END(#)              FISCAL YEAR-END($)(1)
           NAME                               EXERCISABLE/UNEXERCISABLE        EXERCISABLE/UNEXERCISABLE
           ----                            -------------------------------     -------------------------
    Richard F Selden.....................                 --                              --
    Douglas A. Treco.....................                 --                              --
    Christoph M. Adams...................            8,571/42,858                 $119,927 / $599,679
    Robert A. Pazzano....................            5,143/10,286                 $ 71,960 / $143,920

---------------
(1) There was no public trading market for the Common Stock as of December 31, 1995. Accordingly, in accordance with the rules of the Securities and Exchange Commission, these values have been calculated based on the assumed initial public offering price of $14.00 per share (the mid-point of the filing range) less the aggregate exercise price.

EMPLOYMENT AGREEMENTS

     The Company is a party to employment agreements with certain of its executive officers, including Drs. Selden, Adams and Treco and Mr. Pazzano. Each employment agreement contains provisions for establishing the annual base salary of each executive officer. Pursuant to the terms of the employment agreements, the 1996 annual base salary for each of Drs. Selden, Treco and Adams and Mr. Pazzano has been established at $210,000, $152,000, $152,000 and $111,000, respectively. Under the terms of such employment agreements, if the employment of Drs. Selden, Treco or Adams is terminated without cause, the Company is required to pay to such executive severance payments at the executive's base salary rate for 18 months in the case of Dr. Selden and 12 months in the case of Drs. Treco and Adams (a "Severance Period"), to be reduced by an amount equal to the amount of any other compensation earned by such individual during such Severance Period. The executive shall be bound by certain non-compete obligations for two years after termination of employment or such longer period during which severance payments are paid under the employment agreement.

1993 LONG-TERM INCENTIVE PLAN

     The Company's 1993 Long-Term Incentive Plan (the "1993 Incentive Plan") was approved by the Board of Directors and the Company's stockholders in June 1993. The 1993 Incentive Plan provides for awards in the form of stock options, stock appreciation rights, restricted stock, long-term performance awards and stock grants. Stock options may include options intended to qualify for preferential tax treatment ("Incentive Stock Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonstatutory stock options that do not qualify for such treatment. Employees, consultants and advisors of the Company are eligible for awards under the 1993 Incentive Plan, but Directors who are not employees of or consultants to the Company are not eligible for such awards.

     The 1993 Incentive Plan is administered by the Compensation Committee, which has complete authority to make awards thereunder. No member of the Compensation Committee is eligible to receive an award under the 1993 Incentive Plan, and no individual is eligible for membership on the Compensation Committee within one year of having received an award under the 1993 Incentive Plan.

     As amended to date, a total of 2,250,000 shares of Common Stock have been reserved for issuance under the 1993 Incentive Plan. At August 15, 1996, options to purchase 875,249 shares were outstanding under the 1993 Incentive Plan.

1993 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     The Company's 1993 Non-Employee Directors' Stock Option Plan (the "1993 Directors' Plan") was approved by the Board of Directors and the Company's stockholders in June 1993. The 1993 Directors' Plan provides for automatic option grants to each Director who (i) is not an employee of the Company or of any subsidiary, affiliate or five or more percent stockholder of the Company and
(ii) does not own or hold any Common Stock which was purchased prior to the approval of the 1993 Directors' Plan and which remains at the time the Director is being considered for eligibility for any specific grant under the 1993 Directors' Plan subject to substantial risk of forfeiture under an agreement entered into with the Company. Any Director who becomes such an employee shall cease to be eligible for any further option grants under the 1993 Directors' Plan while such an employee, but shall not, by reason of becoming such an employee, cease to be eligible to retain options previously granted under the 1993 Directors' Plan.

     Under the 1993 Directors' Plan, each eligible Director will receive an option grant on the date immediately following each annual meeting of stockholders. Each option grant shall consist of an option to acquire an aggregate of 6,750 shares of Common Stock exercisable at a price equal to the fair market value of the Common Stock at the time of the grant and vesting over a period of three years. The 1993 Directors' Plan will be administered by the Compensation Committee.

     A total of 231,429 shares of Common Stock have been reserved for issuance under the 1993 Directors' Plan. To date, no awards have been made under the 1993 Directors' Plan. None of the present Directors are currently eligible to receive options under the 1993 Directors' Plan.

401(k) PLAN

     In January 1992, the Company established the Company's 401(k) plan (the "401(k) Plan") covering all full-time employees. Generally, an eligible employee may become a participant in the 401(k) Plan on the first day of the month next following completion of six months of employment. Pursuant to the 401(k) Plan, an employee may elect to reduce his or her current compensation by up to 15 percent (subject to an overall dollar limitation under the Code of $9,240 of 1995) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan allows the Company to make matching contributions to the Plan, and the Company currently makes matching contributions equal to 50 percent of the first five percent contributed to the 401(k) Plan by each employee during each six month period. In 1995, the Company's matching contributions totalled $84,456. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or the Company, and income earned thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company will be deductible by the Company when made. The administrator of the 401(k) Plan invests each employee's account at the direction of each such employee, who can choose among certain investment alternatives provided. As of December 31, 1995, 86 of the 95 eligible employees were enrolled in the 401(k) Plan.

LIMITATIONS ON DIRECTOR'S LIABILITY AND INDEMNIFICATION

     The Company's Restated Certificate of Incorporation to be filed with the State of Delaware upon the closing of this offering and Restated By-laws to be effective upon the closing of this offering provide that the Company will indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by the Delaware General Corporation Law (the "Delaware Law"). In addition, the Company's Restated Certificate of Incorporation, as amended, provides that, to the fullest extent permitted by

Delaware Law, the Directors will not be personally liable to the Company and its stockholders for monetary damages for breach of fiduciary duty as Directors. This provision in the Restated Certificate of Incorporation does not eliminate the fiduciary duty as a Director, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware Law. Each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Company for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, for any willful or negligent violation concerning the unlawful payment of dividends or the unlawful purchase or redemption of stock, and for any transaction from which the Director derived any improper personal benefit. This provision also does not affect a Director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

                              CERTAIN TRANSACTIONS

     Mr. Rodman W. Moorhead III and Mr. James E. Thomas, each a general partner of Warburg, Pincus & Co., the sole general partner of Warburg, Pincus Capital Company, L.P. ("Warburg"), and Dr. Richard Selden, the President and Chief Executive Officer of the Company, were elected to the Board of Directors of the Company pursuant to the terms of an Amended and Restated Voting Rights Agreement, dated November 3, 1993 and amended on May 18, 1994, March 1, 1995, October 26, 1995, July 10, 1996, and August 7, 1996, by and among the Company and certain stockholders named therein (the "Voting Rights Agreement").

     Effective upon the closing of this offering, at each meeting of the Company's stockholders at which directors are to be elected, the Company has agreed to nominate, recommend the election of the Company's stockholders and use its best efforts to effect the election of the Board of Directors of the Company of (i) two individuals designated by Warburg, Pincus Capital Partners, L.P. ("Warburg"), as long as Warburg beneficially owns at least 20% of the outstanding Common Stock of the Company and (ii) one individual designated by Warburg, as long as Warburg beneficially owns at least 10% or more, but less than 20%, of the outstanding Common Stock of the Company.

     Mr. William R. Miller was initially elected to the Board of Directors in 1991 pursuant to a Letter Agreement, dated September 1, 1991, by and between Mr. Miller and the Company. The Company is not obligated to continue to nominate Mr. Miller as a director pursuant to this letter agreement.

     Since July 1988, the Company has sold in private financings shares of Preferred Stock convertible into an aggregate of 8,614,026 shares of Common Stock.

     In July 1988 and May 1989, the Company sold to Warburg an aggregate of 3,000 shares of Class A Redeemable Convertible Preferred Stock at a price of $1,000 per share. Pursuant to the Company's Restated Certificate of Incorporation, as amended, all of such shares of Class A Redeemable Convertible Preferred Stock will automatically convert into 214,286 shares of Common Stock at an assumed initial public offering price of $14.00 per share (the mid-point of the filing range) upon the closing of this offering.

     In February 1990, the Company sold 3,000 shares of Class A Convertible Preferred Stock at a price of $1,000 per share. Pursuant to the Company's Restated Certificate of Incorporation, as amended, all of such shares of Class A Convertible Preferred Stock will automatically convert into 214,285 shares of Common Stock at an assumed initial public offering price of $14.00 per share upon the closing of this offering.

     In February 1992, the Company sold to Warburg an aggregate of 21,359 shares of Class B Convertible Preferred Stock. Pursuant to the Company's Restated Certificate of Incorporation, as amended, all of such shares of Class B Convertible Preferred Stock will automatically convert into 1,261,979 shares of Common Stock upon the closing of this offering.

     In November 1993, the Company sold to Warburg an aggregate of 625,000 shares of Class C Convertible Preferred Stock. Pursuant to the Company's Restated Certificate of Incorporation, as amended, all of such shares of Class C Convertible Preferred Stock will automatically convert into 803,858 shares of Common Stock upon the closing of this offering.

     In May 1994 and March 1995, the Company entered into two License Agreements (the "License Agreements") with HMRI (formerly named Marion Merrell Dow Inc.) relating to joint research and development programs by the Company and HMRI (the "Programs"). Under the License Agreements, TKT will receive payments from HMRI upon the attainment of various development and commercialization milestones and royalty payments from HMRI based on sales of products developed under the Programs. In connection with the first License Agreement, HMRI purchased 280,367 shares of the Company's Class D Convertible Preferred Stock at a price per share of $17.83 for an aggregate purchase price of $5,000,000. Pursuant to the Company's Restated Certificate of Incorporation, as amended, all of such shares of Class D Convertible Preferred Stock will automatically convert into 455,692 shares of Common Stock upon the closing of this offering. In connection with the second License Agreement, HMRI purchased 523,560 shares of the Company's Class E Preferred Stock at a price per share of $19.10 for an aggregate purchase price of

$10,000,000. Pursuant to the Company's Restated Certificate of Incorporation, as amended, all of such shares will automatically convert into 672,947 shares of Common Stock upon the closing of this offering.

     Pursuant to the provisions of the Class D Preferred Stock Purchase Agreement, at the closing of this offering, the Company agreed to sell to HMRI, and HMRI agreed to purchase, at the initial public offering price, that number of shares of Common Stock of the Company equal to $5,000,000 divided by the initial public offering price. Accordingly, upon the closing of this offering, TKT will sell to HMRI 357,143 shares of Common Stock at the assumed initial public offering price of $14.00 per share (the mid-point of the filing range) for aggregate consideration of $5,000,000. The actual number of shares will be determined by dividing $5,000,000 by the initial public offering price. In addition, with respect to such shares, the Company will grant to HMRI one demand registration right exercisable after the expiration of the lock-up agreements on substantially the same terms and conditions as those contained in the Registration Rights Agreement by and among the Company and certain stockholders named therein.

     In December 1995, the Company sold to HMRI an aggregate of 564,286 shares of Class F Convertible Preferred Stock. Pursuant to the Company's Restated Certificate of Incorporation, as amended, all of such shares of Class F Convertible Preferred Stock will automatically convert into 725,436 shares of Common Stock upon the closing of this offering.

     Holders of certain shares of Common Stock are entitled to certain registration rights with respect to such shares. See "Description of Capital Stock -- Registration Rights."

     The Company believes that all transactions with affiliates have been made on terms at least as favorable to the Company as could have been made for similar transactions with unrelated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 15, 1996 as adjusted to reflect the sale of the shares offered hereby: (i) by each person known by the Company to beneficially own more than 5% of its Common Stock; (ii) by each Director of the Company; (iii) by each Named Executive Officer; and (iv) by all executive officers and Directors as a group:

                                                   SHARES BENEFICIALLY           PERCENTAGE OWNERSHIP
                                                     OWNED PRIOR TO      -------------------------------------
NAME                                                   OFFERING(1)       BEFORE OFFERING     AFTER OFFERING(2)
----                                               -------------------   ---------------     -----------------
Warburg, Pincus Capital..........................       5,958,057              41.7%                34.7%
  Company, L.P.(3)
  466 Lexington Avenue
  New York, NY 10017

Hoechst Marion Roussel, Inc. ....................       1,854,075              13.4%                13.3%(4)
  9300 Ward Parkway
  Kansas City, MO 64114

Biotech Target, S.A. ............................       1,168,907               8.5%                 7.0%
  c/o BB Biotech AG
  c/o Bellevue Asset Management AG
  Grundstrasse 12
  CH-6364 Rotkreuz
  Switzerland

Christoph M. Adams(5)............................          17,143                 *                    *

William R. Miller................................          28,928                 *                    *

Rodman W. Moorhead, III(6)(7)....................       5,958,057              41.7%                34.7%

Robert Pazzano(8)................................           7,715                 *                    *

Richard F Selden(9)..............................         806,875               5.8%                 4.8%

James E. Thomas(6)(7)............................       5,958,057              41.7%                34.7%

Douglas A. Treco(10).............................         236,404               1.7%                 1.4%

All Directors and executive officers as a group
  (10 persons)(11)...............................       7,063,800              49.3%                41.1%

---------------
   * Less than 1%

 (1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares beneficially owned. Amounts shown include shares of Common Stock issuable upon exercise of outstanding stock options exercisable within the 60-day period following August 15, 1996. The inclusion herein of shares of Common Stock listed as beneficially owned does not constitute an admission of beneficial ownership. The number and percentage of outstanding shares of Common Stock owned after this offering gives effect to the purchase by HMRI of $5 million of Common Stock to be sold at the initial public offering price pursuant to the HMRI New Investment and assumes that none of the other listed stockholders will purchase additional shares of Common Stock in this offering. The number of shares deemed outstanding for purposes of calculating these percentages includes 13,811,653 shares of Common Stock outstanding as of August 15, 1996 (after giving effect to the conversion into shares of Common Stock of all of the outstanding shares of Preferred Stock) and any shares issuable upon exercise of outstanding stock options held by the person or entity in question exercisable within the 60-day period following August 15, 1996.

 (2) Assumes no exercise of the Underwriters' overallotment option. The percentages of ownership after the offering were determined by including the shares of Common Stock being offered by the Company hereby including 357,143 shares to be sold to HMRI in the HMRI New Investment.


 (3) Includes 478,966 shares issuable upon the exercise of outstanding warrants and 428,571 shares of Class A Redeemable Convertible Preferred Stock converted at an assumed initial public offering price of $14.00 per share. The sole general partner of Warburg, Pincus Capital Company, L.P. ("Warburg") is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., Inc. ("EMW"), through a wholly-owned subsidiary, manages Warburg. WP owns all of the outstanding stock of EMW and, as the sole general partner of Warburg, has a 20% interest in the profits of Warburg. EMW owns 0.9% of the limited partnership interests in Warburg. Lionel I. Pincus is the Managing Partner of WP and may be deemed to control it. Rodman W. Moorhead, III, Chairman of the Board of Directors, is a Senior Managing Director of EMW and a general partner of WP. James E. Thomas, a director of the Company, is a Managing Director of EMW and a general partner of WP. As such, Messrs. Moorhead and Thomas may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Warburg. See Note (6) below.



 (4) Includes 357,143 shares to be purchased in the HMRI New Investment at the assumed initial public offering price. See "Certain Transactions."


 (5) Reflects 17,143 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within the 60-day period following August 15, 1996.


 (6) All of the shares indicated as owned by Messrs. Moorhead and Thomas are owned directly by Warburg and are included herein because of the affiliation of Messrs. Moorhead and Thomas with Warburg. Messrs. Moorhead and Thomas disclaim "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act. See Note (3) above.


 (7) Stockholder's address is c/o Warburg, Pincus Capital Company, L.P., 466 Lexington Avenue, New York, New York 10017.

 (8) Reflects 7,715 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within the 60-day period following August 15, 1996.

 (9) Dr. Selden's address is c/o the Company, 195 Albany Street, Cambridge, Massachusetts 02139.

(10) Includes 17,357 shares of Restricted Stock, of which 5,786 shares will vest on each of June 16, 1997, 1998 and 1999.

(11) Includes 24,858 shares of Common Stock that are issuable upon exercise of outstanding stock options exercisable within the 60-day period following August 15, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     After giving effect to the Company's Restated Certificate of Incorporation of the Company to be filed upon the closing of this offering to authorize, among other things, the elimination of the Class A Redeemable Convertible, Class A, Class B, Class C, Class D, Class E, Class F and Class G Convertible Preferred Stock, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

     The following summary contains an accurate description of the material terms of the Company's Common Stock and Preferred Stock. Such summary is subject to, and qualified in its entirety by, applicable law and by the provisions of the Company's Restated Certificate of Incorporation and Restated By-laws, each to be filed and effected, respectively, on or before the closing of this offering and included as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of all debts and other liabilities of the Company and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

     As of August 15, 1996, there were 13,811,653 shares of Common Stock outstanding held of record by 168 stockholders, after giving effect to conversion of all outstanding shares of convertible Preferred Stock into an aggregate of 8,614,026 shares of Common Stock effective upon the closing of this offering. Based upon the number of shares of Common Stock outstanding as of that date, and giving effect to (i) the issuance of the 2,500,000 shares of Common Stock offered by the Company hereby (assuming no exercise of the Underwriters' overallotment option), and (ii) the sale to HMRI of 357,143 shares of Common Stock pursuant to the HMRI New Investment, there will be 16,668,796 shares of Common Stock outstanding upon the closing of this offering. An additional 875,249 shares of Common Stock were issuable upon exercise of outstanding stock options granted under the Company's 1993 Long-Term Incentive Plan.

WARRANTS

     The Company has issued warrants (the "Warrants") to various entities exercisable for an aggregate of 817,086 shares of Common Stock with exercise prices ranging from $6.22 to $7.78 per share and a weighted average exercise price of $7.53 per share, in each case subject to adjustment. The Warrants have expiration dates ranging to November 3, 1998. The holders of the Warrants are entitled to certain registration rights with respect to the Common Stock issuable upon the exercise thereof. See "-- Registration Rights."

PREFERRED STOCK

     The Board of Directors will be authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to 10,000,000 shares of Preferred Stock, in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

     The stockholders of the Company have granted the Board of Directors authority to issue the Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. Upon the closing of this offering, no shares of Preferred Stock will be outstanding. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors and the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Company's Restated Certificate of Incorporation contains certain provisions permitted under the Delaware Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Company's Restated Certificate of Incorporation also contains provisions obligating the Company to indemnify its directors and officers to the fullest extent permitted by the Delaware Law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

     The Company's Restated Certificate of Incorporation and By-laws also provide that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of stockholders and that the affirmative vote of the holders of at least two-thirds (66 2/3%) of the Company's outstanding voting securities is required to amend such provision. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company, particularly since special meetings of stockholders may be called only by the Board of Directors, the Chief Executive Officer or upon the request of the holders of 51% of the Company's voting securities. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     In addition, nomination for election to the Board of Directors at a meeting of stockholders may be made either (i) by the Board of Directors or (ii) by a stockholder who complies with certain notice provisions. The By-laws contain similar advance notice provisions for stockholder proposals for action at stockholder meetings. These provisions prevent stockholders from making nominations for directors and stockholder proposals from the floor at any stockholder meeting and require any stockholder making a nomination or proposal to submit the name of the nominees for Board seats or such proposal, together with certain information about the nominee or proposal prior to the meeting at which such director is to be elected or action is to be taken. These provisions ensure that stockholders have adequate time to consider nominations and proposals before action is required, but they may also have the effect of delaying action if the proper procedures are followed.

REGISTRATION RIGHTS

     Under the terms of a Registration Rights Agreement dated as of November 3, 1993 (as amended from time to time, the "Registration Rights Agreement") and subject to certain conditions, certain stockholders are entitled to certain rights with respect to registration under the Act of shares of Common Stock to be received upon conversion of Preferred Stock and of shares of Common Stock to be purchased by HMRI in the HMRI New Investment ("Registrable Securities"). If the Company proposes to register any of its securities under the Act, either for its own account or for the account of other security holders, the Company is required under the Registration Rights Agreement to use its best efforts to include such holders' Registrable Securities in such registration, subject to such reduction as may be required by the Company's underwriters. In addition, subject to certain conditions, the holders of not less than 30% of the Registrable Securities may require the Company on not more than two occasions to file a registration statement under the Act with respect to such Registrable Securities. Furthermore, HMRI will have one demand registration right with respect to the shares of Common Stock to be purchased by it in the HMRI New Investment. See "Shares Eligible for Future Sale."

     The holders of Registrable Securities have waived any rights to include any Registrable Securities in this offering and have agreed not to exercise their respective registration rights for a period of 180 days following the effective date of this offering.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock will be Boston EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering the Company will have 16,668,796 shares of Common Stock outstanding, assuming no exercise of any of the outstanding options and warrants to purchase Common Stock outstanding as of August 15, 1996. Of these shares, the 2,500,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

     The remaining 14,168,796 outstanding shares of Common Stock are deemed "Restricted Shares" under Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. Approximately 1,390,552 of these Restricted Shares will be eligible for sale in the public market immediately after this offering pursuant to Rule 144(k). Approximately 458,155 additional Restricted Shares will be eligible for sale in the public market pursuant to Rule 144 or Rule 701 under the Securities Act beginning 90 days after the effective date of this offering. Beginning 180 days after the effective date of this offering, an additional 9,302,890 Restricted Shares will be eligible for sale pursuant to Rule 144 or Rule 701 when the agreements between such holders and the Underwriters not to sell such Restricted Shares expire. See "Underwriters." The remaining Restricted Shares will become eligible from time to time thereafter upon the expiration of the minimum two-year holding period under Rule 144 from the date such Restricted Shares were acquired.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years from the later of the date such Restricted Shares were acquired from the Company and (if applicable) the date they were acquired from an Affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (166,687 shares based on the number of shares to be outstanding after this offering) or the average weekly trading volume in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company. Affiliates may sell shares not constituting Restricted Shares in accordance with the foregoing volume limitations and other restrictions, but without regard to the two-year holding period.

     Further, under Rule 144(k), if a period of at least three years has elapsed between the later of the date the Restricted Shares were acquired from the Company or an Affiliate of the Company, a holder of such Restricted Shares who is not an Affiliate of the Company at the time of the sale and has not been an Affiliate of the Company for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume restrictions and other conditions describe above.

     The Securities and Exchange Commission has proposed an amendment to Rule 144 which would reduce the holding period required for shares subject to Rule 144(k) to become eligible for sale in the public market from three years to two years, and from two years to one year in the case of Rule 144. If this proposal is adopted, approximately 1,848,707 Restricted Shares would be eligible for sale in the public market immediately after this offering pursuant to Rule 144(k) and approximately 30,374 additional Restricted Shares would be eligible for sale in the public market pursuant to Rule 144 or Rule 701 under the Securities Act beginning 90 days after the effective date of this offering. An additional 9,302,890 shares of Common Stock will become eligible for sale to the public within 180 days after the Effective Date when agreements between certain stockholders and the Underwriters not to sell such Restricted Shares expire.

     The Company intends to file a registration statement under the Securities Act to register all shares of Common Stock issuable under its stock option plan as well certain other outstanding options and shares of Common Stock. This registration statement is expected to be filed as soon as practicable after the date of this Prospectus and is expected to become effective immediately upon filing. Shares covered by that registration statement will be eligible for sale in the public market after the effective date of such registration. Beginning 90 days after such effective date, it is anticipated that approximately 48,754 shares of Common Stock will become eligible for immediate resale upon the exercise of such options and upon expiration of the lock-up agreements.

     Rule 701 under the Securities Act provides an exemption from the registration requirements of the Act for offer, and sales of securities issued pursuant to certain compensatory benefit plans or written contracts of a company not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any employee, officer or director of or consultant to the Company who acquired shares of Common Stock pursuant to the Company's 1993 Long-Term Incentive Plan or any other written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell such shares without having to comply with the public information, holding period, volume limitation, or notice requirements of Rule 144 and permit Affiliates to sell their Rule 701 shares without having to comply with the holding period requirements of Rule 144 commencing, in each case, 90 days after the date of this Prospectus.

     Rule 144A permits unlimited resales of Restricted Shares under certain circumstances to Qualified Institutional Buyers, which are generally defined as institutions with over $100 million invested in securities. Rule 144A allows holders of Restricted Shares to sell their shares to such institutional buyers without regard to any volume or other restrictions.


     The Company, and the Company's officers, directors and other stockholders, holding an aggregate of 11,869,398 shares of Common Stock, have agreed that they will not, without the prior written consent of the representatives of the Underwriters, offer for sale, sell, distribute or otherwise dispose of any shares of Common Stock, or sell or grant options, rights or warrants with respect to any shares of Common Stock, for a period of 180 days after the effective date of this offering.


     At the completion of this offering, certain persons and entities (the "Rightholders") will be entitled to certain rights with respect to the registration under the Act of a total of 8,971,169 shares of Common Stock (including 357,143 shares of Common Stock to be sold to HMRI in the HMRI New Investment) (the "Registrable Shares") under the terms of the Registration Rights Agreement. The Registration Rights Agreement provides that in the event the Company proposes to register any of its securities under the Act for its own account at any time or times, subject to certain conditions or limitations, including the right of the managing underwriter of any such offering to exclude for certain reasons some or all of such Registrable Shares from such registration, the Rightholders shall be entitled to include Registrable Shares in such registration. Subject to certain conditions, at any time after the completion of this offering, Rightholders holding at least 15% of the Registrable Shares have the right to require the Company to file an unlimited number of registration statements on Form S-3, provided that such right to request the Company to file a registration statement on Form S-3 is not exercised more than once during any consecutive twelve-month period. In connection with the sale of 357,143 shares of Common Stock in the HMRI New Investment, the Company will grant to HMRI one demand registration right with respect to such shares exercisable after the expiration of the lock-up agreement.

     Prior to this offering, there has been no market for the Common Stock and no precise predictions can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale."

                                  UNDERWRITERS

     Under the terms and subject to conditions contained in an Underwriting
Agreement dated the date hereof (the "Underwriting Agreement"), each of the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, UBS
Securities and Pacific Growth Equities are acting as Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                                NUMBER OF
    NAME                                                                         SHARES
    ----                                                                        ---------
    Morgan Stanley & Co. Incorporated.........................................
    UBS Securities LLC........................................................
    Pacific Growth Equities, Inc. ............................................

                                                                                ---------
              Total...........................................................  2,500,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the overallotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $          per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with this offering. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares offered hereby.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities under the Securities Act.

     Each of the Company, the Company's officers, directors and other stockholders, holding an aggregate of 12,023,307 shares of Common Stock, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period commenced on the date hereof and ending 180 days after the date of this Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are now owned by or hereafter acquired), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common

Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, each such stockholder has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, for a period ending 180 days after the date of this Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

PRICING OF THE OFFERING

     Prior to this offering, these has been no public market for the Common Stock. The initial public offering price has been determined by negotiations among the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can, however, be no assurance that the prices at which the Common Stock will sell in the public market after this offering will not be lower than the price at which it is sold by the Underwriters.

                                 LEGAL MATTERS

     The validity of the Common Stock to be issued in this offering is being passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts. Certain patent issues relating to this offering will be passed upon for the Company by Hamilton, Brook, Smith & Reynolds, P.C., Lexington, Massachusetts. Certain legal matters relating to this offering will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     Statements relating to patent matters in the portions of this Prospectus entitled "Risk Factors -- Patents and Proprietary Rights" (except for the last two paragraphs relating to licensing and employee confidentiality) and "Business -- Patents, Proprietary Rights and Licenses," (except for the second paragraph relating to the gene therapy interference and except for the last two paragraphs relating to employee confidentiality and licensing) insofar as they constitute summaries of matters of patent law, have been reviewed and passed on by the Company's patent counsel, Hamilton, Brook, Smith & Reynolds, P.C. as experts in patent laws.

     The financial statements of Transkaryotic Therapies, Inc. at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered hereby. For further information about the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the financial statements, schedules and exhibits filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office after payment of the fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Auditors........................................................   F-2

Financial Statements

  Balance Sheets as of December 31, 1994 and 1995, June 30, 1996 (unaudited) and Pro
     Forma June 30, 1996 (unaudited)..................................................   F-3

  Statements of Operations for the years ended December 31, 1993, 1994 and 1995, and the six months ended June 30, 1995 and 1996 (unaudited) and the period July 7,
     1988 (date of inception) through June 30, 1996 (unaudited).......................   F-4

  Statements of Stockholders' Equity (Deficit) for the period July 7, 1988 (date of inception) through December 31, 1995 and the six months ended June 30, 1996
     (unaudited)......................................................................   F-5

  Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995, and the six months ended June 30, 1995 and 1996 (unaudited) and the period July 7,
     1988 (date of inception) through June 30, 1996 (unaudited).......................   F-7

  Notes to Financial Statements.......................................................   F-9

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Transkaryotic Therapies, Inc.

     We have audited the accompanying balance sheets of Transkaryotic Therapies, Inc. (A Company in the Development Stage) (the Company) as of December 31, 1994 and 1995, and the related statements of operations, and cash flows for each of the three years in the period ended December 31, 1995 and the statement of stockholders' equity (deficit) for the period July 7, 1988 (date of inception) through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transkaryotic Therapies, Inc. (A Company in the Development Stage) at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Boston, Massachusetts
February 23, 1996

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                                  BALANCE SHEETS


                                                                             DECEMBER 31,                             PRO FORMA
                                                                     ----------------------------      JUNE 30,        JUNE 30,
                                                                         1994            1995            1996            1996
                                                                     ------------    ------------    ------------    ------------
                                                                                                     (UNAUDITED)     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................................   $  2,606,792    $ 11,539,531    $ 17,798,459    $ 46,268,461
  Marketable securities...........................................      4,972,492      22,945,311      10,975,201      10,975,201
  Prepaid expenses and other current assets.......................        268,148          97,010         243,139         243,139
                                                                     ------------    ------------    ------------    ------------
        Total current assets......................................      7,847,432      34,581,852      29,016,799      57,486,801
Property and equipment, net.......................................      4,902,961       3,998,653       3,754,445       3,754,445
Other assets......................................................        721,793         637,014         854,318         854,318
                                                                     ------------    ------------    ------------    ------------
                                                                     $ 13,472,186    $ 39,217,519    $ 33,625,562    $ 62,095,564
                                                                     ============    ============    ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................   $    352,685    $    515,335    $    483,378    $    483,378
  Accrued expenses................................................        449,231         541,352         575,382         575,382
  Current portion of bank debt....................................      1,097,945              --              --              --
                                                                     ------------    ------------    ------------    ------------
        Total current liabilities.................................      1,899,861       1,056,687       1,058,760       1,058,760
Long-term portion of deferred rent................................        268,800         179,200         134,400         134,400
Redeemable Preferred Stock:
  Class A redeemable preferred stock, $1.00 par value; 3,000 shares authorized, issued and outstanding ($3,540,000
    aggregate liquidation preference).............................      4,230,273       4,440,273       4,545,273              --
Stockholders' equity:
  Class A preferred stock, $1.00 par value; 3,000 shares
    authorized, issued and outstanding ($3,327,000 aggregate
    liquidation preference).......................................          3,000           3,000           3,000              --
  Class B convertible preferred stock, $1.00 par value; 60,000 shares authorized; 49,339 shares issued and outstanding
    ($19,736,000 aggregate liquidation preference)................         49,339          49,339          49,339              --
  Class C convertible preferred stock, $1.00 par value; 1,875,000 shares authorized; 1,015,974 shares issued and outstanding
    ($8,128,000 aggregate liquidation preference).................      1,015,974       1,015,974       1,015,974              --
  Class D convertible preferred stock, $1.00 par value; 280,367 shares authorized; 280,367 shares issued and outstanding
    ($5,000,000 aggregate liquidation preference).................        280,367         280,367         280,367              --
  Class E convertible preferred stock, $1.00 par value; 523,560 shares authorized at December 31, 1995 (none in 1994); 523,560 shares issued and outstanding at December 31, 1995 (none in
    1994) ($10,000,000 aggregate liquidation preference)..........             --         523,560         523,560              --
  Class F convertible preferred stock, $1.00 par value; 1,071,429 shares authorized at December 31, 1995 (none in 1994);
    1,071,429 shares issued and outstanding at December 31, 1995
    (none in 1994) ($15,000,000 aggregate liquidation
    preference)...................................................             --       1,071,429       1,071,429              --
  Common stock, $.01 par value; 15,000,000 shares authorized;
    5,171,759, 5,197,662, 5,197,662 (unaudited) and 14,168,796
    (unaudited) shares issued and outstanding at December 31,
    1994, 1995, June 30, 1996 and Pro Forma June 30, 1996,
    respectively..................................................         51,718          51,977          51,977         141,688
Additional paid-in capital........................................     34,140,551      57,087,079      57,567,805      91,891,765
Accretion of redeemable preferred stock dividends.................     (1,230,273)     (1,440,273)     (1,545,273)             --
Deficit accumulated during the development stage..................    (27,218,176)    (25,143,705)    (31,131,049)    (31,131,049)
Unrealized gain (loss) on available-for-sale securities...........        (19,248)         42,612              --              --
                                                                     ------------    ------------    ------------    ------------
        Total stockholders' equity................................      7,073,252      33,541,359      27,887,129      60,902,404
                                                                     ------------    ------------    ------------    ------------
                                                                     $ 13,472,186    $ 39,217,519    $ 33,625,562    $ 62,095,564
                                                                     ============    ============    ============    ============


                            See accompanying notes.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                             STATEMENTS OF OPERATIONS


                                                                                                         PERIOD
                                                                                                      JULY 7, 1988
                                                                                                        (DATE OF
                                                                                                       INCEPTION)
                                    YEAR ENDED DECEMBER 31,                      JUNE 30,              SIX MONTHS
                           -----------------------------------------    --------------------------       ENDED
                              1993           1994           1995           1995           1996        JUNE 30, 1996
                           -----------    -----------    -----------    -----------    -----------    -------------
                                                                        (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
License and contract fee
  revenues from Hoechst
  Marion Roussel, Inc.
  (HMRI)................   $        --    $10,000,000    $15,400,000    $11,700,000    $ 1,975,000    $ 27,375,000
Costs and expenses:
  Research and
    development.........     6,253,051      9,125,732     10,066,700      5,205,074      6,839,398      43,566,814
  General and
    administrative......     2,998,193      4,690,399      4,289,910      1,737,458      1,911,071      17,793,685
                           -----------    -----------    -----------    -----------    -----------    ------------
  Total costs and
    expenses............     9,251,244     13,816,131     14,356,610      6,942,532      8,750,469      61,360,499
                           -----------    -----------    -----------    -----------    -----------    ------------
Income (loss) from
  operations............    (9,251,244)    (3,816,131)     1,043,390      4,757,468     (6,775,469)    (33,985,499)
Other income (expense):
  Interest income.......       168,878        470,888      1,129,301        445,772        788,125       3,247,234
  Interest expense......          (393)       (76,358)       (13,220)       (13,220)            --        (307,784)
                           -----------    -----------    -----------    -----------    -----------    ------------
  Other income, net.....       168,485        394,530      1,116,081        432,552        788,125       2,939,450
                           -----------    -----------    -----------    -----------    -----------    ------------
Income (loss) before
  provision for income
  taxes.................    (9,082,759)    (3,421,601)     2,159,471      5,190,020     (5,987,344)    (31,046,049)
Provision for income
  taxes.................            --             --         85,000         85,000             --          85,000
                           -----------    -----------    -----------    -----------    -----------    ------------
Net income (loss).......   $(9,082,759)   $(3,421,601)   $ 2,074,471    $ 5,105,020    $(5,987,344)   $(31,131,049)
                           ===========    ===========    ===========    ===========    ===========    ============
Pro forma net income
  (loss) per share
  (unaudited)...........                                 $      0.14    $      0.35    $     (0.42)
                                                         ===========    ===========    ===========
Shares used in computing
  pro forma net income
  (loss) per share
  (unaudited)...........                                  14,632,870     14,639,748     14,255,336
                                                         ===========    ===========    ===========


                            See accompanying notes.

                                TRANSKARYOTIC THERAPIES, INC.
                             (A COMPANY IN THE DEVELOPMENT STAGE)

                         STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                           UNREALIZED
                                                                                                              GAIN
                                                                                 CUMULATIVE                  (LOSS)
                                                                                  ACCRETION                    ON          TOTAL
                       PREFERRED STOCK           COMMON STOCK       ADDITIONAL        OF                    AVAILABLE- STOCKHOLDERS'
                    ---------------------   --------------------     PAID-IN      PREFERRED   ACCUMULATED   FOR-SALE      EQUITY
                     SHARES       AMOUNT     SHARES      AMOUNT      CAPITAL        STOCK       DEFICIT     SECURITIES   (DEFICIT)
                    --------    ---------   ---------    -------    ----------     ---------   -----------   -------     ---------
Sale of common stock
 for cash at September
 and December 1988
 ($.01 per share)..                          3,905,356    $39,054   $   (38,379)                                         $      675

Preferred stock
 dividend
 accretion.........                                                                 $ (19,753)                              (19,753)

Net loss...........                                                                             $   (99,731)                (99,731)
                    ---------    ---------   ---------    -------   -----------     ---------   -----------   -------    ----------
BALANCE AT DECEMBER
 31, 1988..........                          3,905,356     39,054       (38,379)      (19,753)      (99,731)               (118,809)

Sale of common stock
 for cash at May, June
 and August 1989 ($.01
 per share)........                            227,089      2,270        (2,231)                                                 39

Preferred stock
 dividend
 accretion.........                                                                  (160,520)                             (160,520)

Net loss...........                                                                              (1,346,189)             (1,346,189)
                    ---------    ---------   ---------    -------   -----------     ---------   -----------   -------    ----------
BALANCE AT DECEMBER
 31, 1989..........                          4,132,445     41,324       (40,610)     (180,273)   (1,445,920)             (1,625,479)

Sale of common stock
 for cash at February,
 May and November
 1990 ($.01 per
 share)............                             71,222        712         (699)                                                  13

Repurchase of common
 stock for cash at
 January, May and
 September 1990....                            (50,046)      (500)          491                                                  (9)

Sale of Class A
 Preferred Stock
 for cash at
 February 1990
 ($1,000 per
 share)............     3,000    $   3,000                            2,997,000                                           3,000,000

Preferred stock
 dividend
 accretion.........                                                                  (210,000)                             (210,000)

Net loss...........                                                                              (2,478,131)             (2,478,131)
                    ---------    ---------   ---------    -------   -----------     ---------   -----------   -------    ----------
BALANCE AT DECEMBER
 31, 1990..........     3,000        3,000   4,153,621     41,536     2,956,182      (390,273)   (3,924,051)             (1,313,606)

Sale of common stock
 for cash at April,
 August and September
 1991 ($.01 per
 share)............                            367,798      3,678        (3,615)                                                 63

Repurchase of common
 stock for cash at
 August 1991.......                             (1,446)       (14)           14

Preferred stock
 dividend
 accretion.........                                                                  (210,000)                             (210,000)

Net loss...........                                                                              (4,389,924)             (4,389,924)
                    ---------    ---------   ---------    -------   -----------     ---------   -----------   -------    ----------
BALANCE AT DECEMBER
 31, 1991..........     3,000        3,000   4,519,973     45,200     2,952,581      (600,273)   (8,313,975)             (5,913,467)

Sale of common stock
 for cash at March,
 May, June, August
 and December 1992
 ($.01 per share)..                            573,942      5,739        (5,640)                                                 99

Repurchase of common
 stock for cash at
 February, March,
 April, May, July,
 October and
 December 1992.....                            (46,170)      (462)          454                                                  (8)

Sale of Class B
 preferred stock for
 cash and notes at
 February 1992
 ($400 per
 share)............    39,459       39,459                           15,259,265                                          15,298,724

Preferred stock
 dividend
 accretion.........                                                                  (210,000)                             (210,000)

Net loss...........                                                                              (6,399,841)             (6,399,841)
                    ---------    ---------   ---------    -------   -----------     ---------   -----------   -------    ----------
BALANCE AT DECEMBER
 31, 1992..........    42,459       42,459   5,047,745     50,477    18,206,660      (810,273)  (14,713,816)              2,775,507

Sale of common stock
 for cash at March,
 May and
 August 1993.......                            254,687      2,547          (874)                                              1,673

Repurchase of common
 stock for cash at
 January, February,
 April, June, July,
 September and
 October 1993......                             (8,331)      (83)            73                                                 (10)

Sale of Class B
 preferred stock for
 April 1993 ($400
 per share)........     9,880        9,880                            3,915,780                                           3,925,660

Sale of Class C
 preferred stock for
 cash at November
 1993 ($8 per
 share)............ 1,015,974    1,015,974                            7,059,222                                           8,075,196


                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) -- (CONTINUED)





                                             PREFERRED STOCK           COMMON STOCK       ADDITIONAL
                                        ------------------------   --------------------     PAID-IN
                                         SHARES         AMOUNT       SHARES     AMOUNT      CAPITAL
                                        ---------     ----------   ----------   -------   -----------
Compensation expense related to
  equity issuances ...................                                                    $   238,571

Preferred stock dividend accretion ...

Net loss .............................
                                        ---------     ----------    ---------   -------   -----------

BALANCE AT DECEMBER 31, 1993 .........  1,068,313     $1,068,313    5,294,101   $52,941    29,419,432

Repurchase of common stock for
  cash at January, February, June,
  August and September 1994 ..........                               (122,342)   (1,223)      (99,008)

Sale of Class D preferred stock to
  HMRI for cash at May 1994
  ($17.83 per share) .................    280,367        280,367                            4,455,053

Compensation expense related to
  equity issues ......................                                                        365,074

Preferred stock dividend accretion ...

Unrealized loss on available-for-
  sale securities ....................

Net loss .............................
                                        ---------     ----------    ---------   -------   -----------
BALANCE AT DECEMBER 31, 1994 .........  1,348,680      1,348,680    5,171,759    51,718    34,140,551

Sale of common stock for cash
  at June and August 1995 ($.01
  per share) .........................                                 30,957       310           (69)

Repurchase of common stock for
  cash at January, June and
  September 1995 .....................                                 (5,054)      (51)           11

Sale of Class E preferred stock to
  HMRI for cash at March 1995
  ($19.10 per share) .................    523,560        523,560                            9,344,440

Sale of Class F preferred stock for
  cash at October and December 1995
  ($14 per share) ....................  1,071,429      1,071,429                           13,179,894

Compensation expense related to
 equity issues .......................                                                        422,252

Preferred stock dividend accretion ...

Unrealized gain on available-for-
  sale securities ....................

Net income ...........................
                                        ---------     ----------    ---------   -------   -----------

BALANCE AT DECEMBER 31, 1995 .........  2,943,669      2,943,669    5,197,662    51,977    57,087,079

Sale of common stock for cash at
  January and June 1996
  (unaudited)($.01 per share) ........                                    289         3            (1)

Repurchase of common stock for
  cash at January 1996
  (unaudited) ........................                                   (289)       (3)            1

Compensation expenses related to
  equity issues (unaudited) ..........                                                        480,726

Preferred stock dividend accretion ...

Unrealized loss on available-for-
  sale securities (unaudited) ........

Net loss (unaudited) .................
                                        ---------     ----------    ---------   -------   -----------

BALANCE AT JUNE 30, 1996
  (UNAUDITED) ........................  2,943,669     $2,943,669    5,197,662   $51,977   $57,567,805
                                        =========     ==========    =========   =======   ===========


                                                                             UNREALIZED
                                                                               GAIN
                                               CUMULATIVE                     (LOSS)
                                                ACCRETION                       ON            TOTAL
                                                   OF                        AVAILABLE-   STOCKHOLDERS'
                                                PREFERRED    ACCUMULATED      FOR-SALE       EQUITY
                                                  STOCK        DEFICIT       SECURITIES     (DEFICIT)
                                               -----------   ------------    ----------   -------------

Compensation expense related to
  equity issuances ...................                                                    $   238,571

Preferred stock dividend accretion ...         $  (210,000)                                  (210,000)

Net loss .............................                       $ (9,082,759)                 (9,082,759)
                                               -----------   ------------     --------    -----------

BALANCE AT DECEMBER 31, 1993 .........          (1,020,273)   (23,796,575)                  5,723,838

Repurchase of common stock for
  cash at January, February, June,
  August and September 1994 ..........                                                       (100,231)

Sale of Class D preferred stock to
  HMRI for cash at May 1994
  ($17.83 per share) .................                                                      4,735,420

Compensation expense related to
  equity issues ......................                                                        365,074

Preferred stock dividend accretion ...            (210,000)                                  (210,000)

Unrealized loss on available-for-
  sale securities ....................                                         (19,248)       (19,248)

Net loss .............................                         (3,421,601)                 (3,421,601)
                                               -----------   ------------     --------    -----------
BALANCE AT DECEMBER 31, 1994 .........          (1,230,273)   (27,218,176)     (19,248)     7,073,252

Sale of common stock for cash
  at June and August 1995 ($.01
  per share) .........................                                                            241

Repurchase of common stock for
  cash at January, June and
  September 1995 .....................                                                            (40)

Sale of Class E preferred stock to
  HMRI for cash at March 1995
  ($19.10 per share) .................                                                      9,868,000

Sale of Class F preferred stock for
  cash at October and December 1995
  ($14 per share) ....................                                                     14,251,323

Compensation expense related to
 equity issues .......................                                                        422,252

Preferred stock dividend accretion ...            (210,000)                                  (210,000)

Unrealized gain on available-for-
  sale securities ....................                                          61,860         61,860

Net income ...........................                          2,074,471                   2,074,471
                                               -----------   ------------     --------    -----------

BALANCE AT DECEMBER 31, 1995 .........          (1,440,273)   (25,143,705)      42,612     33,541,359

Sale of common stock for cash at
  January and June 1996
  (unaudited)($.01 per share) ........                                                              2

Repurchase of common stock for
  cash at January 1996
  (unaudited) ........................                                                             (2)

Compensation expenses related to
  equity issues (unaudited) ..........                                                        480,726

Preferred stock dividend accretion ...            (105,000)                                  (105,000)

Unrealized loss on available-for-
  sale securities (unaudited) ........                                         (42,612)       (42,612)

Net loss (unaudited) .................                         (5,987,344)                 (5,987,344)
                                               -----------   ------------     --------    -----------

BALANCE AT JUNE 30, 1996
  (UNAUDITED) ........................         $(1,545,273)  $(31,131,049)    $     --    $27,887,129
                                               ===========   ============     ========    ===========





                            See accompanying notes.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                             STATEMENTS OF CASH FLOWS

                                                                                                                  PERIOD
                                                                                                               JULY 7, 1988
                                                                                   SIX MONTHS ENDED              (DATE OF
                                         YEAR ENDED DECEMBER 31,                       JUNE 30,                 INCEPTION)
                                 ----------------------------------------     ---------------------------         THROUGH
                                    1993          1994           1995             1995           1996          JUNE 30, 1996
                                 -----------   -----------   ------------     ------------   ------------      -------------
                                                                              (UNAUDITED)    (UNAUDITED)        (UNAUDITED)
OPERATING ACTIVITIES

Net income (loss)..............  $(9,082,759)  $(3,421,601)  $  2,074,471     $  5,105,020   $ (5,987,344)      $(31,131,049)

Adjustments to reconcile net
  income (loss) to net cash
  provided (used) by operating
  activities:
    Depreciation and
      amortization.............      612,666     1,252,734      1,488,318          734,321        789,401          5,232,717

    Compensation expense
      related to equity
      issuances................      238,571       365,074        422,252          238,000        480,726          1,506,623

    Forgiveness of loan and
      interest receivable from
      terminated employee......                    334,000                                                           334,000

    Accrued interest on
      convertible debt.........                                                                                      217,679

  Changes in operating assets
    and liabilities:
    (Increase) decrease in
      prepaid expenses and
      other current assets.....     (214,470)      100,035        171,138           79,378       (146,129)          (302,139)

    Increase (decrease) in
      accounts payable.........      880,116      (820,943)       162,650          (99,320)       (31,957)           483,378

    Increase in accrued
      expenses.................      191,567       276,988          2,521         (141,517)       (10,770)           709,782
                                 -----------   -----------   ------------     ------------   ------------       ------------
Net cash provided (used) by
  operating activities.........   (7,374,309)   (1,913,713)     4,321,350        5,915,882     (4,906,073)       (22,949,009)

INVESTING ACTIVITIES

Sales of marketable
  securities...................                  6,821,432     41,850,807       29,655,524     27,033,777         75,706,016

Purchases of marketable
  securities...................   (2,398,499)   (9,414,673)   (59,761,766)     (43,718,701)   (15,106,279)       (86,681,217)

Property and equipment
  additions....................   (2,352,334)   (2,837,450)      (558,243)        (178,301)      (526,889)        (8,901,132)

(Increase) decrease in employee
  loans........................                      2,507        (20,901)         (20,176)                         (440,868)

License additions..............      (10,714)      (41,557)      (122,403)         (32,403)       (53,225)          (442,899)

(Increase) decrease in other
  assets.......................     (156,807)      (47,107)       202,316          187,914       (182,383)          (331,581)
                                 -----------   -----------   ------------     ------------   ------------       ------------

Net cash provided by (used in)
  investing activities.........   (4,918,354)   (5,516,848)   (18,410,190)     (14,106,143)    11,165,001        (21,091,681)

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                     STATEMENTS OF CASH FLOWS -- (CONTINUED)


                                                                                                                  PERIOD
                                                                                                               JULY 7, 1988
                                                                                   SIX MONTHS ENDED              (DATE OF
                                         YEAR ENDED DECEMBER 31,                       JUNE 30,                 INCEPTION)
                                 ----------------------------------------     ---------------------------         THROUGH
                                    1993          1994           1995             1995           1996          JUNE 30, 1996
                                 -----------   -----------   ------------     ------------   ------------      -------------
                                                                              (UNAUDITED)    (UNAUDITED)        (UNAUDITED)
FINANCING ACTIVITIES
Sale of Class A redeemable
  preferred (September 1988 and
  May 1989)....................                                                                                  $ 3,000,000

Sale of Class A preferred stock
  (February 1990)..............                                                                                    3,000,000

Sale of Class B convertible
  stock........................  $ 3,925,660                                                                      14,006,705

Sale of Class C convertible
  stock........................    8,075,196                                                                       8,075,196

Sale of Class D convertible
  preferred stock to HMRI......                $ 4,735,420                                                         4,735,420

Sale of Class E convertible
  preferred stock to HMRI......                               $ 9,868,000      $ 9,868,000                         9,868,000

Sale of Class F convertible
  preferred stock..............                                14,251,323                                         14,251,323

Issuance of convertible debt...                                                                                    5,000,000

Bank debt proceeds.............       50,000     1,447,147                                                         1,497,147

Bank debt repayments...........                   (399,202)    (1,097,945)      (1,097,945)                       (1,497,147)

Sale (repurchase) of common
  stock, net...................        1,663      (100,231)           201              203                           (97,495)
                                 -----------   -----------    -----------      -----------    -----------        -----------

Net cash provided by financing
  activities...................   12,052,519     5,683,134     23,021,579        8,770,258                        61,839,149
                                 -----------   -----------    -----------      -----------    -----------        -----------

Net increase (decrease) in cash
  and cash equivalents.........     (240,144)   (1,747,427)     8,932,739          579,997    $ 6,258,928         17,798,459

Cash and cash equivalents at
  beginning of period..........    4,594,363     4,354,219      2,606,792        2,606,792     11,539,531                 --
                                 -----------   -----------    -----------      -----------    -----------        -----------

Cash and cash equivalents at
  end of period................  $ 4,354,219   $ 2,606,792    $11,539,531      $ 3,186,789    $17,798,459        $17,798,459
                                 ===========   ===========    ===========      ===========    ===========        ===========

SUPPLEMENTAL DISCLOSURE OF
  NONCASH FINANCING ACTIVITIES:

Conversion of convertible debt
  and accrued interest for
  Class B convertible preferred
  stock........................                                                                                  $ 5,217,679
                                                                                                                 ===========


                            See accompanying notes.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

(INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                               1996 IS UNAUDITED)

1. BASIS OF PRESENTATION

NATURE OF BUSINESS

     Transkaryotic Therapies, Inc. (the Company) was incorporated in July 1988 and is a development-stage enterprise. The Company is dedicated to the development and commercialization of therapeutic human proteins produced with the Company's gene activation technology, and gene therapy products for the long-term treatment and cure of a broad range of chronic human diseases. Since inception, principal activities have been focused on the discovery and development of technology and products in gene therapy and related fields, the development of business plans, the seeking of financing, and the recruitment and training of personnel. The Company's ability to progress beyond the development stage is dependent upon the completion of additional financings and, ultimately, the successful development and marketing of its products.

2. SIGNIFICANT ACCOUNTING POLICIES

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     The balance sheet at June 30, 1996, the statements of operations and statements of cash flows for the six months ended June 30, 1995 and 1996 and the period from July 7, 1988 (date of inception) through June 30, 1996, and the statement of stockholders' equity for the six months ended June 30, 1996 are unaudited, but, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results for these interim periods. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the entire year.

ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which establishes criteria for the recognition and measurement of impairment loss associated with long-lived assets. The Company adopted this standard in the first quarter of 1996. Adoption of this standard did not have a material impact on the Company's financial position or results of operation.

MARKETABLE SECURITIES


     Marketable securities consist of highly liquid investments with a maturity of more than three months when purchased. The Company uses these investments in its cash management program. The investments are classified as available-for-sale. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Gains and losses on the sale of securities are determined using the specific identification method.


CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist of temporary cash investments. The Company maintains cash and cash equivalents with high-credit-quality financial institutions and limits the amount of credit exposure to any one institution.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY AND EQUIPMENT

     Equipment, furniture and fixtures are stated at cost and are being depreciated using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are stated at cost and are being amortized using the straight-line method over the term of the lease.

STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its stock-based compensation plans rather than the alternative fair value accounting provided under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation."

REVENUE RECOGNITION


     Revenues from nonrefundable license fees are recognized upon execution of the underlying license agreement. Fees from research milestones are recognized upon the achievement of the related milestones. Revenues from contract research are recognized in accordance with the underlying agreement as research is conducted.



USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


PRO FORMA BALANCE SHEET (UNAUDITED)



     The unaudited pro forma balance sheet is presented to give pro forma effect to the sale of 1,133,589 shares of Class G Convertible Preferred Stock at $22 per share in July and August 1996, and the assumed conversion of the Class A Redeemable, Class A, Class B, Class C, Class D, Class E, Class F, and Class G Convertible Preferred Stock into an aggregate of 8,614,026 shares of Common Stock, and the sale of 357,143 shares of Common Stock to HMRI, assuming an initial public offering price of $14 per share, both upon the completion of the initial public offering as contemplated in this Prospectus.


PRO FORMA NET INCOME (LOSS) PER SHARE (UNAUDITED)

     Pro forma net income (loss) per share is computed using the weighted average number of common shares, convertible preferred shares assuming conversion at date of issuance, and dilutive equivalent shares from stock options and warrants using the treasury stock method. Pursuant to the requirements of the Securities and Exchange Commission, shares and equivalent shares issued by the Company during the twelve-month period prior to the proposed offering have been included in the calculations as if they were outstanding for all periods presented whether or not they are anti-dilutive (using the treasury stock method and using the assumed initial public offering price). Historical earnings per share have not been presented since such amounts are not deemed meaningful due to the significant change in the Company's capital structure that will occur in connection with this offering.

     All shares of common stock and related per share amounts included in the accompanying financial statements and notes thereto have been retroactively restated to give effect to a 1.285714 for 1 stock split, effected in the form of a stock dividend (see Note 10).

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

3. AVAILABLE-FOR-SALE SECURITIES

     The following is a summary of available-for-sale securities at December 31, 1994 and 1995, and June 30, 1996:

                                                                  DECEMBER 31, 1994
                                               -------------------------------------------------------
                                                               GROSS           GROSS        ESTIMATED
                                                             UNREALIZED      UNREALIZED       FAIR
                                                  COST         GAINS           LOSSES         VALUE
                                               -----------   ----------      ----------    -----------
U.S. Treasury securities and obligations of
  U.S. Government agencies...................  $ 2,558,787     $    --        $ (1,591)    $ 2,557,196
U.S. corporate securities....................    3,500,111          --          (5,036)      3,495,075
Foreign corporate securities.................      999,551          --         (12,621)        986,930
                                               -----------     -------        --------     -----------
                                               $ 7,058,449     $    --        $(19,248)    $ 7,039,201
                                               ===========     =======        ========     ===========

                                                                  DECEMBER 31, 1995
                                               -------------------------------------------------------
                                                               GROSS          GROSS         ESTIMATED
                                                             UNREALIZED     UNREALIZED        FAIR
                                                  COST         GAINS          LOSSES          VALUE
                                               -----------   ----------     ----------     -----------
U.S. Treasury securities and obligations of
  U.S. Government agencies...................  $29,750,091     $44,886        $ (2,274)    $29,792,703
                                               ===========     =======        ========     ===========

                                                              JUNE 30, 1996 (UNAUDITED)
                                               -------------------------------------------------------
                                                               GROSS          GROSS         ESTIMATED
                                                             UNREALIZED     UNREALIZED        FAIR
                                                  COST         GAINS          LOSSES          VALUE
                                               -----------   ----------     ----------     -----------
U.S. Treasury securities and obligations of
  U.S. Government agencies...................  $27,074,385     $    --        $     --     $27,074,385
                                               ===========     =======        ========     ===========


     These securities are classified in the accompanying balance sheet as follows:
                                                          DECEMBER 31,
                                                   --------------------------      JUNE 30,
                                                      1994           1995            1996
                                                   ----------     -----------     -----------
                                                                                  (UNAUDITED)
    Cash equivalents.............................  $2,066,709     $ 6,847,392     $16,099,184
    Marketable securities........................   4,972,492      22,945,311      10,975,201
                                                   ----------     -----------     -----------
                                                   $7,039,201     $29,792,703     $27,074,385
                                                   ==========     ===========     ===========


     Available-for-sale securities classified as cash equivalents at December 31, 1994, consist of obligations of U.S. government agencies.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and fair value of available-for-sale securities are as follows:

                                         DECEMBER 31, 1995                 JUNE 30, 1996
                                    ---------------------------     ---------------------------
                                       COST         FAIR VALUE         COST         FAIR VALUE
                                    -----------     -----------     -----------     -----------
                                                                            (UNAUDITED)
    U.S. Treasury securities and
      obligations of U.S.
      Government agencies:

    Due in one year or less.......  $18,360,507     $18,371,453     $27,074,385     $27,074,385
    Due after one year through
      three years.................   11,389,584      11,421,250              --              --
                                    -----------     -----------     -----------     -----------
                                    $29,750,091     $29,792,703     $27,074,385     $27,074,385
                                    ===========     ===========     ===========     ===========

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:


                                                           DECEMBER 31,
                                                     -------------------------      JUNE 30,
                                                        1994           1995           1996
                                                     ----------     ----------     -----------
                                                                                   (UNAUDITED)
    Leasehold improvements.........................  $4,912,343     $5,015,967      $5,040,767
    Laboratory equipment...........................   2,177,368      2,386,082       2,693,876
    Office furniture and equipment.................     682,563        927,390       1,101,868
                                                     ----------     ----------      ----------
                                                      7,772,274      8,329,439       8,836,511
    Less accumulated depreciation and
      amortization.................................   2,869,313      4,330,786       5,082,066
                                                     ----------     ----------      ----------
    Property and equipment, net....................  $4,902,961     $3,998,653      $3,754,445
                                                     ==========     ==========      ==========

     Depreciation and amortization expense on property and equipment was approximately $597,000, $1,233,000 and $1,463,000 in 1993, 1994 and 1995,
respectively.

5. EMPLOYEE LOANS

     The Company has periodically provided loans to selected management personnel. Outstanding loans of $166,000 at December 31, 1995, classified as other assets in the accompanying balance sheet, will be repaid by 2003 and bear interest at rates derived from the U.S. Treasury secondary market rate. The loans may be prepaid and are secured by the employee's common shares and options to purchase common shares. In 1994, one loan of $275,000 was forgiven as part of a severance arrangement (see Note 13).

6. LICENSES

     The Company has entered into licensing agreements with various universities and research organizations. Under the terms of these agreements, the Company has received exclusive and nonexclusive licenses to technology and technology claimed in certain patents and patent applications. The Company is required to make payments of nonrefundable license fees and royalties on future sales of products employing the technology. In 1993, 1994 and 1995, the Company paid license fees under these agreements totaling approximately $11,000, $42,000 and $122,000, respectively.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7. ACCRUED EXPENSES

                                                            DECEMBER 31,
                                                        ---------------------      JUNE 30,
                                                          1994         1995          1996
                                                        --------     --------     -----------
                                                                                  (UNAUDITED)
    Salaries and benefits.............................  $204,946     $177,937       $172,401
    Professional fees.................................   112,896      157,815        257,647
    Deferred rent.....................................    89,600       89,600         89,600
    Income taxes payable..............................        --       85,000             --
    Other.............................................    41,789       31,000         55,734
                                                        --------     --------       --------
                                                        $449,231     $541,352       $575,382
                                                        ========     ========       ========

8. BANK DEBT

     At December 31, 1994, the Company had borrowed $1,497,000 subject to the terms of a bank loan and a lease line of credit. Funds obtained under these agreements were repayable over a 36-month term at interest rates ranging from 6.42% to 9.75%. In February 1995, the Company paid a fee of $10,000 and repaid the obligations in full under the prepayment terms of these lending arrangements.

9. REDEEMABLE PREFERRED STOCK

     At December 31, 1995, the Company has authorized, issued and outstanding 3,000 shares of Class A Redeemable preferred stock. Each holder of Class A Redeemable preferred stock is entitled to receive cumulative annual dividends of $70 per share. At December 31, 1995, dividend payments in arrears were $1,440,273. The carrying amount of the Class A Redeemable preferred stock has been increased by periodic accretions equal to the cumulative unpaid dividends. In the event seven consecutive dividend payments are in arrears and until all such dividends are paid, the holders of the Class A Redeemable preferred shares may vote as a class to elect one additional director to the Company's Board of Directors. Class A Redeemable preferred stockholders have preemptive rights to purchase all or part of any new securities that the Company proposes to issue. These rights will terminate upon the closing of an initial public offering of the Company's common stock.


     In 1995, the Class A preferred stockholders agreed to amend the redemption provisions of the stockholders' agreement, moving the commencement date of the redemption from December 31, 1995 to December 31, 1997. Therefore, beginning on December 31, 1997, the Company is required annually to redeem 750 shares of Class A Redeemable preferred stock for $1,000 per share plus all accrued but unpaid dividends. In the event of liquidation, the Class A Redeemable preferred stockholders would be entitled to be paid an amount equal to $700 per share plus all accrued but undeclared and declared but unpaid dividends thereon. Upon the closing of an initial public offering of the Company's common stock, as contemplated in this Prospectus, the Class A Redeemable preferred stock and all rights to accrued dividends thereon will be automatically converted into the number of shares of common stock of the Company determined by dividing $3,000,000 by the initial public offering price per share. At an assumed initial public offering price of $14.00, the Class A Redeemable preferred stock converts into 214,286 shares of common stock.


10. STOCKHOLDERS' EQUITY

  Class A Preferred Stock

     At December 31, 1995, the Company has authorized, issued and outstanding 3,000 shares of Class A preferred stock. Class A preferred stockholders have preemptive rights to purchase all or part of any new securities that the Company proposes to issue. These rights will terminate upon the closing of an initial public

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


offering of the Company's common stock, as contemplated in this Prospectus. In the event of liquidation, the Class A preferred stockholders would be entitled to be paid an amount equal to $700 per share and cumulative annual dividends of $70 per share. Upon the closing of an initial public offering of the Company's common stock, as contemplated in this Prospectus, the Class A preferred stock will be automatically converted into the number of shares of common stock of the Company determined by dividing $3,000,000 by the initial public offering price per share. At an assumed initial public offering price of $14.00, the Class A preferred stock converts into 214,285 shares of common stock.


  Convertible Preferred Stock

     The Company has authorized five classes of convertible preferred stock:
Class B, Class C, Class D, Class E and Class F. Each Class has liquidation preference over common stock, but subordinate to Class A preferred stock. Each share of convertible preferred stock may be converted, at the option of the holder, into shares of common stock at a defined ratio and will be automatically converted into common stock upon the closing of an initial public offering of the Company's common stock, as contemplated in this Prospectus. Each share of convertible preferred stock is entitled to one vote for each share of common stock issuable upon conversion thereof. Convertible preferred stockholders have preemptive rights to purchase all or part of any subsequent issue of equity securities by the Company, which rights will terminate upon the closing of an initial public offering of the Company's common stock, as contemplated in this Prospectus.

     The liquidation preference and conversion ratio per share of each class of convertible preferred stock are as follows:

                                                                LIQUIDATION     CONVERSION
                                                                PREFERENCE        RATIO
                                                                -----------     ----------
        Class B...............................................    $400.00           59:1
        Class C...............................................       8.00         1.29:1
        Class D...............................................      17.83         1.62:1
        Class E...............................................      19.10         1.29:1
        Class F...............................................      14.00         1.29:1

     In July 1996, the Company authorized 1,136,364 shares of $1.00 par value Class G convertible preferred stock, of which 1,133,589 shares were sold during July and August 1996 raising approximately $23,470,000 after deducting the costs associated with the financing. The Class G convertible preferred stock has liquidation preference over the common stock in the amount of $22.00 per share and each share may be converted into 1.29 shares of common stock at the option of the stockholder and will be automatically converted to common stock upon the closing of an initial public offering of the Company's common stock, as contemplated in this Prospectus. Class G convertible preferred stockholders have preemptive rights to purchase, up to certain limits, their pro rata share of any new securities that the Company proposes to issue. These rights will terminate upon the closing of an initial public offering of the Company's common stock, as contemplated in this Prospectus.

     On July 22, 1996, the Board of Directors authorized, subject to shareholder approval and the completion of the initial public offering as contemplated in this Prospectus, 10,000,000 shares of undesignated preferred stock with a par value of $.01 per share.

  Common Stock

     Certain shares of common stock are restricted by terms of stock purchase agreements between the Company and certain employees and consultants. Restricted shares vest at annual rates ranging from 16.7% to 33.3% subject to the terms of the vesting agreements.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     Upon termination of the services of the employee or consultant, the Company has the right to repurchase any unvested shares at the original issue price of $.01 per share. At December 31, 1995, there were 1,580,974 shares outstanding under these agreements, of which 1,417,262 shares were vested. Cash dividends may not be declared on common stock until all dividend rights of the preferred stockholders have been fulfilled. As of December 31, 1995 a total of 9,932,000 shares of common stock have been reserved for issuance of stock options and warrants and the conversion of preferred stock. For certain equity issuances, the Company recognizes as compensation expense the excess of the deemed value for accounting purposes of the common stock and common stock options (see Note
11) issued over the purchase price of the stock. This compensation expense is amortized over the term of the vesting agreement. As of December 31, 1995 and June 30, 1996, the Company had unamortized deferred compensation associated with unvested equity awards aggregating $1,243,897 and $4,948,576, respectively. Compensation expense recognized on outstanding common stock and options was approximately $239,000, $365,000 and $422,000 for 1993, 1994 and 1995,
respectively, and $238,000 and $481,000 for the six months ended June 30, 1995 and 1996, respectively.


     On July 22, 1996, the Board of Directors authorized, subject to shareholder approval and the completion of the initial public offering as contemplated in this Prospectus, an increase in the authorized shares of common stock from 15,000,000 to 30,000,000 shares.

     On August 15, 1996, the Board of Directors approved a 1.285714 for 1 stock split of common stock, effected in the form of a stock dividend. All shares of common stock and related per share amounts included in the accompanying financial statements and notes thereto have been retroactively restated to give effect to the stock split.

11. STOCK-BASED INCENTIVE PLANS AND STOCK WARRANTS


     Under the Company's 1993 Long-Term Incentive Plan, awards in the form of stock options, stock appreciation rights, restricted stock, long-term performance awards and stock grants may be issued to employees, consultants and advisors of the Company at prices to be determined by the Compensation Committee of the Board of Directors. At December 31, 1995, a total of 1,607,143 shares of common stock have been reserved for issuance under the plan. On July 22, 1996, the Board of Directors voted to increase the number of shares available for issuance under the plan to 2,250,000, subject to shareholder approval. Options vest over a period of six years and terminate ten years from date of grant. Options to purchase 7,660 and 289 shares of common stock were exercised during 1995 and the six months ended June 30, 1996, respectively. At December 31, 1995 and June 30, 1996, respectively, options to purchase 136,344 and 810,315 shares of common stock at nominal value were outstanding. Options for 27,519 and 39,759 shares were exercisable at December 31, 1995 and June 30, 1996, respectively.


     The Company's 1993 Non-Employee Directors' Stock Option Plan provides for automatic common stock option grants to each Director who is not an employee of the Company and does not own any common stock of the Company which was purchased prior to June 1993. Such eligible Directors will receive an annual option grant to purchase 6,750 shares of common stock while the Director remains an active member of the Board. The options will be exercisable ratably over a three-year period and must be exercised within ten years from date of grant. The options will entitle the holder to purchase shares at fair market value on the date of grant. A total of 231,429 shares of common stock have been reserved for issuance under the plan. At December 31, 1995, no awards had been made under this plan, and no Directors were eligible to participate.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following exercisable common stock warrants are outstanding at December
31, 1995 and June 30, 1996:

        COMMON      EXERCISE       EXPIRATION
        SHARES       PRICE            DATE
        -------     --------     --------------
         86,786      $ 6.22       November 1997
         77,181        6.91          April 1998
        653,126        7.78       November 1998


12. LICENSE AND CONTRACT FEE REVENUES FROM HOECHST MARION ROUSSEL, INC.



     In May 1994 and March 1995, the Company entered into license and stock purchase agreements with Hoechst Marion Roussel, Inc. (HMRI), whereby HMRI was granted exclusive rights to make, use and sell worldwide two therapeutic products produced under patent rights and technologies owned by the Company. Under the terms of the agreements, the Company received $10 million in each of 1994 and 1995 as nonrefundable licensing fees. In 1995, the Company also received an initial milestone payment of $2 million for successful completion of certain research and $3.4 million for primarily contract research funding under these agreements. In the six month period ended June 30, 1996, the Company received an additional $1.7 million under these agreements. As part of these agreements, HMRI will make additional payments of up to $83.3 million in the form of equity purchases and payments due upon achievement of predetermined milestones.


13. RETIREMENT PLAN AND OTHER BENEFITS

     The Company maintains a 401(k) matched retirement savings plan which covers substantially all employees who have completed at least six months of service to the Company. The Company may match employee contributions up to 50% of the first 5% of employee compensation. Employees are fully vested in contributions they make to the plan. Employer contributions vest at a rate of 20% per year after the first year of service by the employee. The total expense related to the retirement plan in 1993, 1994 and 1995 was approximately $45,000, $57,000 and $83,000, respectively.

     In 1994, a former officer and director terminated his association with the Company. As part of the termination agreement, the Company forgave loans and interest of approximately $334,000, repurchased 16,071 shares of its common stock for $100,000 and made severance payments of approximately $210,000 to the former executive.

14. INCOME TAXES


     Prior to 1995, the Company had incurred only operating losses. Since the Company expects that it will continue to incur substantial losses for at least several years, management believes that as of December 31, 1995, it is more likely than not that all of the deferred tax assets will not be realized and therefore no tax benefit for the prior operating losses or other deferred tax assets has been provided given uncertainty regarding their realization. In 1995, the Company utilized approximately $1.6 million of tax benefit from net operating loss carryforwards to offset the current year tax provision except for $85,000 of income taxes due under the alternative minimum tax rules of the Internal Revenue Code (the Code). At December 31, 1995, the Company had net operating loss carryforwards of approximately $22 million which expire through 2009. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets relating to those carryforwards. The future utilization of net operating loss carryforwards may be subject to limitation under the change in stock ownership rules of the Code. Because of this limitation, it is possible that taxable income in future years, which would otherwise be offset by net operating losses, will not be offset and therefore will be subject to tax.

                         TRANSKARYOTIC THERAPIES, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has no deferred tax liabilities as of December 31, 1994 and 1995. Significant components of the Company's deferred tax assets as of December 31, 1994 and 1995 are as follows (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Deferred tax assets:
      Net operating loss carryforwards...............................  $10,975     $ 9,397
      Tax credits....................................................    1,801       2,479
      Fixed assets...................................................      519         752
      Other..........................................................      298          40
                                                                       -------     -------
    Total deferred tax assets........................................   13,593      12,668
    Valuation allowance..............................................  (13,593)    (12,668)
                                                                       -------     -------
    Net deferred tax assets..........................................  $     0     $     0
                                                                       =======     =======

15. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities under operating leases. The Company has a five-year lease for additional space at its current facility. The lease allowed for a reduced rental payment in the first year of the lease. For financial reporting purposes, the aggregate rent expense of the entire lease period is recognized ratably over the lease period, thus creating a deferred liability which amounted to $268,800 at December 31, 1995. The lease agreement contains a renewal option to extend the lease for two five-year periods.

     Future annual minimum payments under all noncancelable operating leases are as follows:

              Year ended:

              1996...................................................  $1,154,000
              1997...................................................   1,056,000
              1998...................................................   1,028,000
                                                                       ----------
                      Total..........................................  $3,238,000
                                                                       ==========

     Rent expense was approximately $275,000, $1,087,000 and $992,000 in 1993, 1994 and 1995, respectively.

                                    [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses to be paid by the Registrant in connection with this offering are as follows:

    SEC registration fee......................................................  $ 14,871
    Nasdaq National Market fee................................................    50,000
    NASD filing fee and expenses..............................................     4,813
    Blue Sky fees and expenses................................................    17,000
    Printing and engraving expenses...........................................   100,000
    Accounting fees and expenses..............................................   100,000
    Legal fees and expenses...................................................   370,000
    Transfer Agent and Registrar fees.........................................     5,800
    Miscellaneous.............................................................    17,516
                                                                                --------
              Total...........................................................  $680,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits the Registrant to indemnify directors, officers, employees and agents of the Registrant against actual and reasonable expenses (including attorneys' fees) incurred by them in connection with any action, suit or proceeding brought against them by reason of their status or service as a director, officer, employee or agent by or on behalf of the Registrant, and against expenses (including attorneys' fees), judgments, fines and settlements actually and reasonably incurred by him in connection with any such action, suit or proceeding, if (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to the Registrant.

     Article VII of the Registrant's Amended and Restated Certificate of Incorporation provides that a director shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that elimination or limitation of liability is not permitted under the Delaware General Corporation Law as in effect when such liability is determined.

     Article VIII of the Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become a director or officer of the Registrant, or is or was serving, or has agreed to serve at the request of the Registrant as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in Article VIII is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons. Article VIII further permits the Board of Directors to authorize the grant of indemnification rights to other employees and agents of the Registrant and such rights may be equivalent to, or greater or less than, those set forth in Article VIII. Article VIII further permits the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the Registrant against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the Registrant would have the power to indemnify against such liability under the provisions set forth in Article VIII.

     Article VIII, Section 8 of the Registrant's By-Laws provides that the Registrant shall indemnify any and all of its directors or officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since August 15, 1993, the Registrant has sold and issued the following unregistered securities:

     On November 3, 1993, the Registrant sold an aggregate of 507,987 Units, each consisting of (i) two shares of Class C Preferred Stock and (ii) one Common Stock Purchase Warrant to certain investors at a purchase price of $16.00 per Unit for an aggregate consideration of $8,127,792.00.

     On May 18, 1994, the Registrant sold an aggregate of 280,367 shares of Class D Preferred Stock to HMRI (formerly named Marion Merrell Dow Inc.) at a purchase price of $17.8338 per share for an aggregate consideration of $5,000,000 in connection with a License Agreement relating to joint research and development by the Company and HMRI.

     On March 1, 1995, the Registrant sold an aggregate of 523,560 shares of Class E Preferred Stock to HMRI at a purchase price of $19.10 per share for an aggregate consideration of $10,000,000 in connection with a second License Agreement relating to joint research and development between the Company and HMRI.

     On October 26, 1995 and December 4, 1995, the Registrant sold an aggregate of 1,071,429 shares of Class F Preferred Stock to certain investors at a purchase price of $14.00 per share for an aggregate consideration of $15,000,000.

     On July 10, 1996 and August 7, 1996, the registrant sold an aggregate of 1,133,589 shares of Class G Preferred Stock to certain investors at a purchase price of $22.00 per share for an aggregate consideration of $24,938,958.

     Between August 15, 1993 and August 15, 1996, the Registrant granted options to purchase 930,529 shares of Common Stock to its employees and consultants under its 1993 Long-Term Incentive Plan at an exercise price of $0.01 per share. As of August 15, 1996, options to purchase 7,950 shares have been exercised, options to purchase 47,336 shares have been cancelled and options to purchase 875,243 shares remain outstanding.

     Between August 15, 1993 and August 15, 1996 the Registrant has granted 24,303 shares of Restricted Common Stock to its employees and consultants. As of August 15, 1996, 15,303 shares have vested, no shares have been cancelled and 9,000 shares remain unvested.

     No underwriter was engaged in connection with the foregoing sales of securities. Sales of Common Stock to employees have been made in reliance upon the exemption from the registration requirements afforded by Section 3(b) of the Securities Act of 1933 (the "Act") and Rule 701 thereunder as sales of an issuer's securities pursuant to a written contract relating to the compensation of such individuals. Sales of the shares of Preferred Stock and issuances of warrants to purchase shares of Common Stock were made in reliance upon Section 4(2) of the Act as transactions not involving any public offering and Regulation D thereunder. The Registrant has reason to believe that all of the foregoing purchasers were familiar with or had access to information concerning the operations and financial condition of the Registrant, and all of those individuals acquired the shares for investment and not with a view to the distribution thereof. At the time of issuance, all of the foregoing shares of Common Stock and Preferred Stock, or warrants to purchase shares, were deemed to be restricted securities for the purposes of the Act, and the certificates representing such securities bore legends to that effect.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following exhibits are filed herewith:


 1.1        --   Form of Underwriting Agreement.
 3.1*       --   Amended and Restated Certificate of Incorporation of the Registrant.
 3.2        --   Form of Amended and Restated Certificate of Incorporation of the Registrant.
 3.3        --   By-Laws of the Registrant.
 3.4        --   Form of Amended and Restated By-Laws of the Registrant.
 4.1        --   Specimen certificate for shares of Common Stock of the Registrant.
 5.1        --   Opinion of Palmer & Dodge LLP as to legality of the shares being registered.
 9.1        --   Amended and Restated Voting Rights Agreement, dated November 3, 1993 and amended on May 18, 1994, March 1, 1995, October 26, 1995, July 10, 1996 and
                 August 7, 1996, by and among the Registrant and certain holders of the
                 Registrant's Preferred Stock named therein.
10.1        --   Stock Purchase Agreement, dated July 1988, by and between Warburg, Pincus
                 Capital Company, L.P. ("Warburg") and the Registrant.
10.2        --   Stockholders' Agreement, dated September 16, 1988, by and among Warburg, certain individual investors and the Registrant.
10.3        --   Class B Preferred Stock Purchase Agreement, dated February 14, 1992 and amended on April 20, 1993, by and among certain Purchasers and the Registrant.
10.4        --   Class B Preferred Stock Purchase Agreement, dated April 20, 1993, by and among certain Purchasers and the Registrant.
10.5        --   Class C Preferred Stock and Warrant Purchase Agreement, dated November 3,
                 1993, by and among the Registrant and certain Purchasers named therein.
10.6        --   Class D Preferred Stock Purchase Agreement, dated May 18, 1994, by and among the Registrant and certain Purchasers named therein.
10.7        --   Class E Preferred Stock Purchase Agreement, dated March 1, 1995, by and among the Registrant and certain Purchasers named therein.
10.8        --   Class F Preferred Stock Purchase Agreement, dated October 26, 1995, by and among the Registrant and certain Purchasers named therein.
10.9        --   Class G Preferred Stock Purchase Agreement, dated July 10, 1996, by and among the Registrant and certain Purchasers named therein.
10.10       --   Supplemental Class G Preferred Stock Purchase Agreement, dated August 7, 1996, by and among the Registrant and certain Purchasers named therein.
10.11       --   Amended and Restated Registration Rights Agreement, dated November 3, 1993 and amended on May 13, 1994, March 1, 1995, October 26, 1995, July 10, 1996 and
                 August 7, 1996, by and among the Registrant and certain holders of the
                 Registrant's Preferred Stock named therein.
10.12       --   Lease Agreement, dated January 1, 1994, by and between the Trust under the
                 Will of Harry F. Stimpson for office space at 195 Albany Street, Cambridge,
                 Massachusetts.
10.13       --   Sublease Agreement, dated April 7, 1992, by and between the Massachusetts
                 Institute of Technology and the Registrant, for office space located at 185
                 Albany Street, Cambridge, Massachusetts.
10.14       --   1993 Non-Employee Directors' Stock Option Plan.
10.15       --   1993 Long-Term Incentive Plan.
10.16       --   Form of Letter Agreement re: Confidentiality, Inventions and Non-Disclosure.
10.17       --   Form of Letter Agreement re: Restricted Stock.
10.18       --   Form of Scientific Advisor Agreement.
10.19       --   Amended and Restated Promissory Note, dated June 16, 1993, issued by the
                 Registrant to Dr. Richard F Selden, in the original principal amount of
                 $125,000.
10.20       --   Amended and Restated Promissory Note, dated June 16, 1993, issued by the
                 Registrant to Dr. Douglas A. Treco, in the original principal amount of
                 $60,000.

10.21       --   Amended and Restated Promissory Note, dated April 21, 1995, issued by the
                 Registrant to Dr. Christoph M. Adams, in the original principal amount of
                 $15,000.
10.22       --   Amended and Restated Promissory Note, dated May 5, 1995, issued by the
                 Registrant to Dr. Christoph M. Adams, in the original principal amount of
                 $20,000.
10.23       --   Employment Agreement, dated July 19, 1991, by and between Dr. Richard F Selden and the Registrant.
10.24       --   Pledge Agreement, dated May 14, 1991, by and between Dr. Richard F Selden and the Registrant.
10.25       --   Employment Agreement, dated July 26, 1991, by and between Dr. Douglas A. Treco and the Registrant.
10.26       --   Pledge Agreement, dated August 15, 1991, by and between Dr. Douglas A. Treco and the Registrant.
10.27       --   Employment Agreement, dated November 20, 1993, by and between Dr. Christoph M.
                 Adams and the Registrant.
10.28       --   Pledge Agreement, dated April 21, 1995, by and between Dr. Christoph M. Adams and the Registrant.
10.29       --   Agreement, dated September 1, 1991, by and between Mr. William R. Miller and the Registrant.
10.30       --   Agreement, dated July 30, 1993, by and between Warburg and the Registrant.
10.31       --   Common Stock Purchase Warrant, dated September 12, 1991.
10.32+      --   Collaboration and License Agreement, dated July 22, 1993 and amended on May
                 30, 1996, by and between Genetics Institute, Inc. and the Registrant.
10.33+      --   Amended and Restated License Agreement, dated March 1, 1995, by and between
                 Hoechst Marion Roussel, Inc. ("HMRI") and the Registrant.
10.34+      --   License Agreement, dated March 1, 1995, by and between HMRI and the
                 Registrant.
10.35       --   Agreement to Nominate, dated September 23, 1996, by and between Warburg and the Registrant.
10.36*      --   Fifth Amendment to Registration Rights Agreement dated October   , 1996 by and
                 among the Registrant and certain holders of the Registrant's Preferred Stock named therein.
11.1        --   Statement re: computation of earnings (loss) per share -- pro forma.
23.1        --   Consent of Palmer & Dodge LLP (included in Exhibit 5.1).
23.2*       --   Consent of Hamilton, Brook, Smith & Reynolds, P.C.
23.3*       --   Consent of Ernst & Young LLP.
24.1        --   Power of Attorney.
27          --   Financial Data Schedule.


---------------

 * Filed herewith.

  All other exhibits previously filed.

+ Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.


     (b) Financial Statement Schedules

     All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.
such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on October 3, 1996.


                                        TRANSKARYOTIC THERAPIES, INC.

                                        By: /s/ ANTHONY R. HALL
                                            ------------------------------------
                                            Anthony R. Hall
                                            Vice President, Finance
                                            and Administration; Chief
                                            Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated.


                  SIGNATURE                               TITLE                     DATE
                  ---------                               -----                     ----
               RICHARD F SELDEN*               President, Chief Executive    October 3, 1996
---------------------------------------------  Officer, Treasurer and
                Richard F Selden               Director (principal
                                               executive officer)

            /s/  ANTHONY R. HALL               Vice President, Finance and   October 3, 1996
---------------------------------------------  Administration; Chief
                 Anthony R. Hall               Financial Officer (principal
                                               financial and accounting
                                               officer)

              WILLIAM R. MILLER*               Director                      October 3, 1996
---------------------------------------------
              William R. Miller

           RODMAN W. MOORHEAD, III*            Director                      October 3, 1996
---------------------------------------------
           Rodman W. Moorhead, III

               JAMES E. THOMAS*                Director                      October 3, 1996
---------------------------------------------
                 James E. Thomas

*By: /s/  ANTHONY R. HALL
---------------------------------------------
           Anthony R. Hall
           Attorney-in-fact

                                 EXHIBIT INDEX


                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
                                                                                            PAGE
                                                                                        ------------
 1.1       --  Form of Underwriting Agreement. .......................................
 3.1*      --  Amended and Restated Certificate of Incorporation of the
               Registrant. ...........................................................
 3.2       --  Form of Amended and Restated Certificate of Incorporation of the
               Registrant. ...........................................................
 3.3       --  By-Laws of the Registrant. ............................................
 3.4       --  Form of Amended and Restated By-Laws of the Registrant. ...............
 4.1       --  Specimen certificate for shares of Common Stock of the Registrant. ....
 5.1       --  Opinion of Palmer & Dodge LLP as to legality of the shares being registered. ...........................................................
 9.1       --  Amended and Restated Voting Rights Agreement, dated November 3, 1993 and amended on May 18, 1994, March 1, 1995, October 26, 1995, July 10,
               1996 and August 7, 1996, by and among the Registrant and certain holders of the Registrant's Preferred Stock named therein. ............
10.1       --  Stock Purchase Agreement, dated July 1988, by and between Warburg,
               Pincus Capital Company, L.P. ("Warburg") and the Registrant. ..........
10.2       --  Stockholders' Agreement, dated September 16, 1988, by and among
               Warburg, certain individual investors and the Registrant. .............
10.3       --  Class B Preferred Stock Purchase Agreement, dated February 14, 1992 and amended on April 20, 1993, by and among certain Purchasers and the
               Registrant. ...........................................................
10.4       --  Class B Preferred Stock Purchase Agreement, dated April 20, 1993, by and among certain Purchasers and the Registrant. ......................
10.5       --  Class C Preferred Stock and Warrant Purchase Agreement, dated November
               3, 1993, by and among the Registrant and certain Purchasers named therein. ..............................................................
10.6       --  Class D Preferred Stock Purchase Agreement, dated May 18, 1994, by and among the Registrant and certain Purchasers named therein. ............
10.7       --  Class E Preferred Stock Purchase Agreement, dated March 1, 1995, by and among the Registrant and certain Purchasers named therein. ........
10.8       --  Class F Preferred Stock Purchase Agreement, dated October 26, 1995, by and among the Registrant and certain Purchasers named therein. ........
10.9       --  Class G Preferred Stock Purchase Agreement, dated July 10, 1996, by and among the Registrant and certain Purchasers named therein. ........
10.10      --  Supplemental Class G Preferred Stock Purchase Agreement, dated August
               7, 1996, by and among the Registrant and certain Purchasers named therein. ..............................................................
10.11      --  Amended and Restated Registration Rights Agreement, dated November 3,
               1993 and amended on May 13, 1994, March 1, 1995, October 26, 1995,
               July 10, 1996 and August 7, 1996, by and among the Registrant and certain holders of the Registrant's Preferred Stock named therein. ....
10.12      --  Lease Agreement, dated January 1, 1994, by and between the Trust under the Will of Harry F. Stimpson for office space at 195 Albany Street,
               Cambridge, Massachusetts. .............................................
10.13      --  Sublease Agreement, dated April 7, 1992, by and between the
               Massachusetts Institute of Technology and the Registrant, for office space located at 185 Albany Street, Cambridge, Massachusetts. .........
10.14      --  1993 Non-Employee Directors' Stock Option Plan. .......................
10.15      --  1993 Long-Term Incentive Plan. ........................................
10.16      --  Form of Letter Agreement re: Confidentiality, Inventions and
               Non-Disclosure. .......................................................
10.17      --  Form of Letter Agreement re: Restricted Stock. ........................
10.18      --  Form of Scientific Advisor Agreement. .................................
10.19      --  Amended and Restated Promissory Note, dated June 16, 1993, issued by the Registrant to Dr. Richard F Selden, in the original principal amount of $125,000. ...................................................

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
                                                                                            PAGE
                                                                                        ------------
10.20      --  Amended and Restated Promissory Note, dated June 16, 1993, issued by the Registrant to Dr. Douglas A. Treco, in the original principal amount of $60,000. ....................................................
10.21      --  Amended and Restated Promissory Note, dated April 21, 1995, issued by the Registrant to Dr. Christoph M. Adams, in the original principal amount of $15,000. ....................................................
10.22      --  Amended and Restated Promissory Note, dated May 5, 1995, issued by the
               Registrant to Dr. Christoph M. Adams, in the original principal amount of $20,000. ...........................................................
10.23      --  Employment Agreement, dated July 19, 1991, by and between Dr. Richard
               F Selden and the Registrant. ..........................................
10.24      --  Pledge Agreement, dated May 14, 1991, by and between Dr. Richard F
               Selden and the Registrant. ............................................
10.25      --  Employment Agreement, dated July 26, 1991, by and between Dr. Douglas
               A. Treco and the Registrant. ..........................................
10.26      --  Pledge Agreement, dated August 15, 1991, by and between Dr. Douglas A.
               Treco and the Registrant. .............................................
10.27      --  Employment Agreement, dated November 20, 1993, by and between Dr.
               Christoph M. Adams and the Registrant. ................................
10.28      --  Pledge Agreement, dated April 21, 1995, by and between Dr. Christoph
               M. Adams and the Registrant. ..........................................
10.29      --  Agreement, dated September 1, 1991, by and between Mr. William R.
               Miller and the Registrant. ............................................
10.30      --  Agreement, dated July 30, 1993, by and between Warburg and the
               Registrant. ...........................................................
10.31      --  Common Stock Purchase Warrant, dated September 12, 1991. ..............
10.32+     --  Collaboration and License Agreement, dated July 22, 1993 and amended on May 30, 1996, by and between Genetics Institute, Inc. and the
               Registrant. ...........................................................
10.33+     --  Amended and Restated License Agreement, dated March 1, 1995, by and between Hoechst Marion Roussel, Inc. ("HMRI") and the Registrant. .....
10.34+     --  License Agreement, dated March 1, 1995, by and between HMRI and the
               Registrant. ...........................................................
10.35      --  Agreement to Nominate, dated September 23, 1996, by and between
               Warburg and the Registrant. ...........................................
10.36*     --  Fifth Amendment to Registration Rights Agreement dated October   ,
               1996 by and among the Registrant and certain holders of the
               Registrant's Preferred Stock named therein. ...........................
11.1       --  Statement re: computation of earnings (loss) per share -- pro forma. ................................................................
23.1       --  Consent of Palmer & Dodge LLP (included in Exhibit 5.1). ..............
23.2*      --  Consent of Hamilton, Brook, Smith & Reynolds, P.C. ....................
23.3*      --  Consent of Ernst & Young LLP. .........................................
24.1       --  Power of Attorney......................................................
27         --  Financial Data Schedule................................................


---------------
 * Filed herewith.

   All other exhibits previously filed.
 + Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.
